CMB .TECH

Annual report

2024



BOCIMAR

Table of contents

Key figures

CONSOLIDATED STATEMENT OF PROFIT OR LOSS 2020 - 2024

Table 1: Consolidated statement of profit or loss 2020-2024

(In thousands of USD)	**2024**	**2023**	**2022**	**2021**	**2020**
Revenue (A)	940,246	1,235,127	854,669	419,770	1,210,341
EBITDA (B)	1,169,401	1,190,186	534,429	85,796	864,019
EBIT	1,003,372	969,146	311,832	(259,198)	544,268
Net profit	870,829	858,027	203,251	(338,777)	473,238

In USD per share	**2024**	**2023**	**2022**	**2021**	**2020**
Number of shares (C)	196,041,579	201,901,743	201,747,963	201,677,981	210,193,707
EBITDA	5.97	5.89	2.65	0.43	4.11
EBIT	5.12	4.80	1.55	(1.29)	2.59
Net profit	4.44	4.25	1.01	(1.68)	2.25
In EUR per share	**2024**	**2023**	**2022**	**2021**	**2020**
Rate of exchange	1.0389	1.1050	1.0666	1.1326	1.2271
EBITDA	5.74	5.33	2.48	0.38	3.35
EBIT	4.93	4.34	1.45	(1.13)	2.11
Net profit	4.28	3.85	0.94	(1.48)	1.83
History of dividend per share	**2024**	**2023**	**2022**	**2021**	**2020**
Dividend	1.15 D,E	6.64	1.13	0.09	1.40
Of which interim div. of	1.15	2.07	0,03	0.09	1.40

A) The company has decided to reclassify certain cost & revenue elements without impact on EBITDA, EBIT and net income. This voluntary change has been adopted in 2021 and has been applied retrospectively.
B) EBITDA (a non-IFRS measure) represents operating earnings before interest expense, income taxes and depreciation expense attributable to us. EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as adopted by the European Union or as a measure of profitability or liquidity. The definition of EBITDA used here may not be comparable to that used by other companies.
C) Excluding 25,807,878 shares held by the Company in 2024 (2023: 17,790,716 and 2022: 18,241,181 shares)
D) The total gross dividend paid in relation to 2024 of USD 1.15 per share is the interim dividend paid in July 2024.
E) Ratio is based on the actual exchange rate EUR/USD on the day of the dividend announcement if any.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION 2020 - 2024

Table 2: Consolidated statement of financial position 2020-2024

(In thousands of USD)	**31.12.2024**	**31.12.2023**	**31.12.2022**	**31.12.2021**	**31.12.2020**
Assets					
Non-current assets	3,434,227	1,787,543	3,362,014	3,309,116	3,235,366
Current assets	470,819	1,631,737	607,059	459,407	451,873
TOTAL ASSETS	**3,905,046**	**3,419,280**	**3,969,073**	**3,768,523**	**3,687,239**
Liabilities					
Equity	1,192,324	2,357,373	2,173,465	1,960,582	2,311,786
Non-current liabilities	2,320,066	637,154	1,541,270	1,486,908	1,171,859
Current liabilities	392,656	424,753	254,338	321,033	203,594
TOTAL LIABILITIES	**3,905,046**	**3,419,280**	**3,969,073**	**3,768,523**	**3,687,239**



Financial calendar 2025

14 May 2025
Announcement of first quarter results 2025

15 May 2025
Annual General Meeting of Shareholders

7 August 2025
Announcement of second quarter results 2025

14 August 2025
Half year report 2025 available on website

13 November 2025
Announcement of third quarter results 2025

26 February 2026
Announcement of fourth quarter results 2025

The CMB.TECH share

Figure 1: Daily volume traded shares 2024


6.000.000
5.000.000
4.000.000
3.000.000
2.000.000
1.000.000
0
CMBT US volume
CMBT BB volume
2/01/2024
2/02/2024
2/03/2024
2/04/2024
2/05/2024
2/06/2024
2/07/2024
2/08/2024
2/09/2024
2/10/2024
2/11/2024
2/12/2024

Figure 2: Share price evolution 2024


21
19
17
15
13
11
9
7
5
CMBT US price
CMBT BB price
2/01/2024
2/02/2024
2/03/2024
2/04/2024
2/05/2024
2/06/2024
2/07/2024
2/08/2024
2/09/2024
2/10/2024
2/11/2024
2/12/2024

About this report

Reporting approach

This 2024 report has been prepared in accordance with the EU Directive on disclosure of non-financial and diversity information and is based on the International Integrated Reporting (IR) Framework as developed by the International Integrated Reporting Council (IIRC). The CSRD is not compulsory for CMB.TECH.

CMB.TECH NV, its subsidiaries and joint ventures are referred to as CMB.TECH (or the group, the company) in this report, which covers the activities and performance of CMB.TECH for the financial year ended 31 December 2024 (FY2024). The report also includes any material events that occurred after this date, up to the date of publication.

The report outlines CMB.TECH's business and sustainability strategy and provides a basis for measuring progress in achieving business goals, linked to the most material topics. Details on the material topics can be found on page 65 of this report.

Sustainability-related information is based on the GRI (Global Reporting Initiative) standards and SASB (Sustainability Accounting Standards Board). CMB.TECH's sustainability strategy is also aligned with the United Nations Sustainable Development Goals (UNSDG).

Data measurement methods and assumptions

CMB.TECH's current organisational boundary for greenhouse gas (GHG) reporting is defined based on the operational control approach. The reported GHG emissions data are calculated based on the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition).

Assurance

This report uses third party assurance in the following aspects:

- Our external auditor, BDO - BEDRIJFSREVISOREN-BDO REVISEURS D'ENTREPRISES, provides assurance on the audited financial results.
- Each of our vessels' fuel consumption and relevant activity data have been verified by one of the following third parties: Lloyds Register, DNV, American Bureau of Shipping (ABS). These parties confirmed that the data were collected and reported in accordance with the methodology and processes set out in the Ship Energy Efficiency Management Plan Part II (SEEMP Part II) as required by Regulation 22A of Annex VI of MARPOL Convention.

Representation by the persons responsible for the financial statements and for the management report

Mr Marc Saverys, Chairman of the Supervisory Board, Mr Alexander Saverys, CEO and Mr Ludovic Saverys, CFO, hereby certify that, to the best of their knowledge,

- (a) the consolidated financial statements as of and for the year ended 31 December 2024, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and results of CMB.TECH NV and the entities included in the consolidation.
- (b) the integrated annual report gives an accurate account of the activities, status and results of CMB.TECH NV and the entities included in the consolidation, and describes the main risks and uncertainties they may face.

Shareholder letter

Dear Shareholders and Stakeholders,

Dear Colleagues,

2024 was the year of the successful integration of Euronav and CMB.TECH.

I want to thank and congratulate our staff and various stakeholders for the continuous efforts to execute the strategy of our group towards a future-proof and diversified maritime group.

It has been an exceptionally busy year.

Our fleet rejuvenation has continued unabated. 5 Suezmaxes and 3 VLCCs have been sold. 18 newbuildings have been delivered and 8 more newbuildings have been ordered.

We have strengthened our ship management by enlarging our cooperation with the Anglo-Eastern Group through the integration of Euronav Ship Management Hellas.

The development of our green energy projects in Namibia has continued as planned. We had the honour of welcoming the King of The Belgians at our pilot plant in Walvis Bay together with the President of the Republic of Namibia.

The pioneering development of our hydrogen- and ammonia-fuelled engines and ships keeps CMB.TECH at the forefront of maritime solutions for the energy transition.

We will continue to offer our clients flexible, pragmatic and economical alternatives to be in sync with our rapidly changing world. We are doing this through our leading global brands Euronav, Bocimar, Delphis, Bochem and Windcat.

I would also like to thank our shareholders for their support during volatile but interesting times. We believe we are very well positioned to create added value in 2025.

Marc Saverys, Chairman of The Supervisory Board




CMB
.TECH
CMB
.TECH
CMB
.TECH
NYSE
11:28:55
ROSENBLATT
GTS
AMERANT
telecom
YETI


BOCIMAR

This is CMB.TECH

Company profile

CMB.TECH is a diversified & future-proof maritime group with over 150 seagoing vessels (including newbuildings): crude oil tankers, dry bulk carriers, container transport, chemical tankers, offshore wind vessels and workboats. The group focuses on large marine and industrial applications powered by hydrogen or ammonia. The group also offers hydrogen and ammonia fuel to customers, through its own production or third-party producers.

CMB.TECH also works on developing hydrogen-powered industrial applications like trucks, locomotives and straddle carriers. The group believes that using hydrogen for smaller ships and ammonia for larger ones could play a major role in making shipping greener.

The strategy is centred around diversification, decarbonisation and optimisation of the fleet: "Decarbonise Today, Navigate Tomorrow."

The company has 3 divisions: Marine, H2 Infra and H2 Industry.

Marine:

Shipping is our core business and features a modern and future-proof fleet with a clear focus on using hydrogen and ammonia to lower carbon emissions. The marine division consists of 6 brands:

- Euronav is the oil tanker brand, engaged in marine transport and crude oil storage.
- Bocimar owns and operates dry bulk vessels and transports iron ore, coal, grain and other dry bulk cargoes.
- Delphis specialises in medium-sized container ships. It is the owner of the world's largest ice-classed container ships.
- Bochem is an owner and operator of high quality and modern stainless steel chemical tankers.
- Windcat is a leading provider of safe and efficient crew transfer services to the offshore wind industry.
- CMB.TECH also owns, operates & designs hydrogen-powered vessels.

H2 Infra:

CMB.TECH's H2 Infra division offers hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers. Within H2 Infra, the necessary technology and infrastructure is engineered, developed and operated to produce and distribute green hydrogen and ammonia. A particular focus on hydrogen and ammonia storage completes the entire value chain to deliver the clean fuels of the future.

- Cleanergy Solutions Namibia: Cleanergy Solutions Namibia is leading the development of a green hydrogen production plant in Namibia's Erongo region. This production plant generates off-grid, pure green hydrogen and includes a public hydrogen refuelling station, a dual fuel workshop and an Hydrogen Academy.
- PV2Fuel: Our ambition to power our deep-sea vessels with green ammonia has brought CMB.TECH to Namibia to produce ammonia with abundant renewable energy.
- Hydrogen Refuelling Station Antwerp: CMB.TECH developed the first maritime and public hydrogen refuelling station, equipped with a 1.2MW PEM electrolyser and a 500bar tube trailer filling station.
- 500bar mobile refueller: CMB.TECH has developed a 40ft 500 bar trailer to facilitate remote refuelling for all of its applications currently in operation. With this flexible single solution, multiple applications and customers can be serviced.

H2 Industry:

- H2 Industry is a leading provider of scalable dual fuel industrial applications. Its proven combustion technology enables the group to develop heavy-duty hydrogen-powered applications that offer flexibility, robustness and cost-effectiveness. Through smart partnerships and co-development agreements with OEMs such as MAN, Volvo Penta, Ford and BeHydro, hydrogen engines are delivered that can be easily deployed, operated and maintained in the field.

CMB.TECH is listed on Euronext Brussels and on the NYSE under the symbol CMBT. The Company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, the US and Africa.



Company strategy

(i) Diversification of the fleet

The group focuses on the diversification of the fleet. CMB.TECH represents a diversified and future-proof maritime group with over 150 seagoing vessels (including newbuildings): crude oil tankers, dry bulk vessels, container vessels, chemical tankers, offshore wind vessels, port vessels.

(ii) Decarbonisation of the fleet

Dedicate significant amounts of capital to the development of low-carbon ships, engines, fuel supply systems and the production of low-carbon fuels. We want to offer our customers the best ships to lower their greenhouse gas emissions.

(iii) Optimisation of the fleet

Optimise and modernise the fleet by divesting less efficient/older tankers and re-investing the proceeds in future-proof newbuildings/modern second-hand vessels or technical upgrades (e.g. energy saving devices). Future-proof, in our view, means efficient low-carbon emitting ships and/or ships powered by hydrogen and/or ships powered by ammonia. We want to optimise the company's large fleet of tankers to continue offering the best fleet to our customers.

Our culture, ethics and values

A core set of values for the organisation are refined into key behaviours that serve as exemplary for both employees and management. By seeking to align the values with the actions and attitudes that are displayed both inside and outside the company, we hope to successfully execute our corporate objectives. The values define how CMB.TECH does business:

- Entrepreneurship: The entrepreneurial mindset will fuel growth. Both shareholders and wider society will benefit from the end results. We are decisive with a strong can-do attitude.
- Family: The way we do business, our ethics and our interaction with our stakeholders are inspired by strong family values: honesty, hard work, openness, solidarity and long-term value creation.
- Growth & innovation: We are a pioneer in greening shipping, adapting to changing environments by developing future-proof products and solutions. We invest in the future, even in the direst of times.
- Commitment: Through our values, we show our commitment to the industry, our customers, our employees and the world we live in. We are reliable and loyal.
- Sustainability: We think about the wider impact of our actions on society, the environment and the group. We take the lead by promoting the use of green hydrogen and green ammonia.
- Efficiency: We are committed to working as efficiently as possible in our day-to-day operations to maximise the value creation of everything we undertake.

These values serve as our compass, as guidance for all interactions with stakeholders and to reinforce dedication to responsible, ethical and effective business practices.




H2
CMB
.TECH

Innovation

Innovation is a core value of CMB.TECH

Innovation is one of CMB.TECH's core values. Our commitment to innovation is rooted in the belief that innovative solutions in our industry are needed to create long term added value for our company, the environment and our stakeholders. We do not merely adapt to change, we anticipate and influence it, positioning ourselves as pioneers in our industry.

We integrate and invest in technologies that can deliver real environmental benefits today, while ensuring our fleet is well equipped to generate lasting financial returns throughout its full lifetime. We Decarbonise Today, to Navigate Tomorrow.

Our innovation pathways are focused on developing hydrogen and ammonia powered applications and improving operational efficiency. We invest in the necessary solutions and critical infrastructure to competitively reduce our own environmental impact, leading our industry on the path to net-zero.

Hydrogen and ammonia applications

Current battery and fuel cell technologies fall short of meeting the power, range and cost demands of our industry. Shipping's need for substantial onboard cargo space, long operational ranges, high power and reliability requires a green future for internal combustion engines (ICEs) using low or zero carbon fuels.

At CMB.TECH we focus on ammonia for large vessels and on hydrogen for small vessels and heavy-duty industrial applications operating in port areas. Through our delivered projects we are showcasing that real decarbonisation is possible today and that the technologies work. With our strategic partnerships, we are actively building and maturing the low and zero carbon fuel markets, from electrons to applications.

Our experience in building, testing, implementing and operating innovative technologies across various industry applications, creates a unique value proposition for our stakeholders. Additionally, it provides us with valuable insights to identify and evaluate new business opportunities.

Hydrogen and ammonia explained

Hydrogen is the simplest and most abundant element in the universe. In its pure form (H2) it is a colourless and odourless gas and it carries a lot of energy for its weight. Green hydrogen can be made by using renewable electricity to power an electrolyser which splits water (H2O) into H2 and O2. It is a key building block of any e-fuel and it can also be used to deliver energy by consuming it directly in an ICE or fuel cell. Its clean burning properties make it an attractive solution to decarbonise a broad range of applications, on land and at sea. The main challenge with hydrogen is that it is difficult to store. Its volumetric energy is relatively low compared to other fuels, meaning it takes up a lot of space for a given amount of energy. Its storage footprint as well as handling requirements become challenging as larger energy quantities are required for longer ranges and power demands. This is where ammonia comes in.

Ammonia's specific properties make it attractive for long range and high energy applications such as seagoing vessels. It is an excellent source of hydrogen in its liquid form, containing twice as much hydrogen as liquid hydrogen by volume. Ammonia is a compound made of 1x nitrogen and 3x hydrogen atoms forming NH3. It is a colourless gas with a pungent odour. Ammonia is a widely traded chemical commodity that has long been transported in shipping. Over 200 million tonnes of ammonia are produced each year and it is already handled and stored in 120 ports around the world. This means that safe handling procedures are well known with a stable supply chain and well-known production methods. CMB.TECH sees ammonia as an excellent solution to be used in deep sea shipping.

Dual fuel engines

A key feature of our strategy is to utilise dual fuel hydrogen-diesel or ammonia-diesel engines. This dual fuel approach allows these future fuels to be utilised in increasing rates as the infrastructure becomes available whilst still allowing full operation under traditional diesel where needed. We are building flexibility into our assets so they can gradually comply with the ever-tightening GHG emission targets from regulators, without incurring any additional operational risk in the short term. This implies that our assets are future-proof as of today, as well as on any long-term time horizon.





Hydrogen and ammonia in our divisions

Marine division

Our marine division is actively working on a safe and efficient implementation of hydrogen and ammonia dual fuel systems on our marine vessels. CMB.TECH's technical team is responsible for making our fleet future-proof. Several modifications are required to build cost-efficient vessels powered by hydrogen and ammonia. Conventional designs need to be adapted to include alternative fuel storage tanks, fuel supply systems, reliquification and catch-ment systems, as well as additional control and safety systems. Not all vessels are fully fitted with complete hydrogen or ammonia systems when they hit the water. On some of our vessels, we foresee provisions that allow for easy retrofitting at a later stage.

Our technical team is working closely together with our clients, preferred suppliers, classification societies and flag states to ensure our vessels are built according to all relevant safety prescriptions, standards and regulations. We are defining and setting these standards together with them.

In 2024, we took delivery of the first six Newcastlemax dry bulk carriers on which all provisions have been made to be powered by ammonia after a future retrofit.

We finalised the vessel and ammonia system design for our Newcastlemax dry bulk carriers who are being built at Qingdao Beihai Shipyard in China. HAZID and HAZOP studies have been performed together with classification societies, system suppliers and the shipyard. This led to the design approval of the first ammonia-powered bulk carrier in the world.

We celebrated the first year of operation of the Hydrotug 1, the world's first hydrogen-powered tugboat.

Building on our experience with the Hydrocats, the first hydrogen dual fuel powered Crew Transfer Vessels (CTVs), we designed and developed a lighter compressed hydrogen storage system with increased capacity for the larger MK5 CTV series. For this series, we added novel parallel bunkering functionalities to increase the refuelling speed. We launched the first of six innovative Commissioning Service Operation Vessels (CSOVs) in the water at Ha Long Shipyard in Vietnam, where Damen is constructing the vessels. These CSOVs will be outfitted with the same dual fuel technology.

We obtained Approval in Principle from Lloyd's Register for our below-deck H2 storage system. This opens the door to a wide range of implementation possibilities of our dual fuel technology on the water.

H2 Industry

The H2 Industry division of CMB.TECH has developed a dual fuel hydrogen technology that uses internal combustion engines (H_2ICE). Together with supporting fuel storage and distribution systems, it enables our broader industry to reduce its environmental impact by operating dual fuel hydrogen engines. We have tested and begun to launch this technology over the past few years with several prominent Original Equipment Manufacturers partners, such as Volvo Penta and MAN.

As we're maturing our technologies, several internal milestones have successfully been reached. We kicked off the crash tests of our composite hydrogen storage systems and established an aftersales and set-up team.

We have identified considerable opportunities to further deploy our technology in heavy industrial applications with similar power-to-weight requirements. This means we target port equipment, power generation and transport options which can all be found in ports. In 2025, several field trials for mobile and stationary applications using our dual fuel technology will be deployed. Among them are a RoRo tractor used to load and unload vehicles and other cargo onto and off ships using ramps, a straddle carrier and gensets.

CMB.TECH's dual fuel hydrogen truck obtained approval for the transport of hazardous goods, thanks to our collaborative efforts with our partners. This achievement marks a step forward for low-emission road transport of hazardous materials, paving the way for wider adoption of our dual fuel technology.

We kicked-off the development of Africa's first dual fuel hydrogen-diesel locomotive. This pilot project aims to pave the way for the conversion of the entire locomotive fleet in Namibia in the future.

JPNH₂YDRO, a joint venture between CMB.TECH, TSUNEISHI Facilities & Craft and Kambara Kisen, opened a Hydrogen Engine R&D Centre. This centre is a pioneering hydrogen test site in Japan. It is designed to advance Japan's hydrogen engine development as well as serve as a key hub for the homologation and approval of hydrogen dual fuel engines for the Japanese market.

Our dual fuel technology applied

Dual fuel hydrogen trucks

Our dual fuel hydrogen trucks are engineered to provide seamless operation, even in scenarios where hydrogen availability is limited. In the event of hydrogen depletion or the absence of refuelling stations, the truck seamlessly transitions to diesel mode, ensuring continuous functionality.

Dual fuel hydrogen port equipment

Our dual fuel hydrogen technology is designed to provide versatile and reliable performance across various port environments. Standardised to meet the operational demands of ports worldwide, the technology ensures seamless compatibility and functionality across different applications. Given that port equipment often cannot operate on public roads, our dual fuel technology ensures uninterrupted operation in the event of hydrogen refuelling station maintenance. Currently, we are developing a range of port equipment, including RoRo tractors and hybrid straddle carriers, all equipped with our dual fuel technology.

Dual fuel and 100% hydrogen gensets

Since 2018, we have deployed mono and dual fuel gensets to power various events and have partnered with companies such as e-power and DBR to package our engines into commercial applications. These gensets offer a versatile solution for providing clean and reliable power, with applications ranging from event power supply to alternative maritime power. Moreover, our feasibility studies have explored the potential of mobile power barges, offering flexible and clean power supply options for ships. Equipped with hydrogen gensets, these barges can serve as floating refuelling stations and contribute to emissions reduction efforts both at sea and onshore.

Dual fuel hydrogen locomotives

In port areas and remote regions where full railway electrification is challenging, hydrogen-powered locomotives can provide a viable solution. Our technology enables the repowering of existing locomotives to dual fuel hydrogen with minimal engineering modifications, ensuring both robustness and simplicity.

To demonstrate the potential for sustainable long-haul transport, we have acquired a diesel locomotive and are equipping it with the V12 BeHydro medium-speed engine, enabling dual fuel operation with green hydrogen. The compressed hydrogen storage system will be installed in a standardized 20-ft container, supplying the locomotive via a fuel tender.

H2 Infra

Within H2 Infra, the necessary technology and infrastructure is designed, developed and operated to produce and distribute green hydrogen and ammonia. We offer hydrogen and ammonia fuel to our customers, either through own production or by sourcing it from third party producers. Currently, we cannot be fully dependent on other parties to produce green molecules. As a pioneer, we are creating trust in these projects and technologies by bringing them to life, as we did in 2021 with the opening of our hydrogen refuelling station in Antwerp.

We believe that ports are the energy hub of the future and therefore are the perfect ecosystem to encourage the production of green molecules, development of refuelling infrastructure and use of alternative fuels so we can ensure future supply to our vessels.

Our hydrogen production facility in Namibia, is expected to be fully operational in 2025, where a 6.5 hectare solar park will power our 5MW electrolyser to produce green hydrogen. The fuel will be used for hydrogen-powered trucks, port equipment, railway applications and small ships. This strategic development is a realisation of our vision. It not only addresses urgent infrastructure needs but also strengthens the link between green molecules and maritime activities, reinforcing the importance of the Port of Walvis Bay.

The project's first phase focuses on small-scale hydrogen and ammonia production, with plans for subsequent expansion to include ammonia storage and bunkering facilities. Anticipated milestones include operational readiness by mid-2025 for hydrogen production and refueling, with ammonia production targeted for completion by the end of 2026.



1

Phase 1: Small-scale green H2/NH3 by Cleanergy Solutions

Phase 1 is performed by Cleanergy Solutions Namibia, a joint venture (49%) with the Ohlthaver & List Group.

The first phase of our project involves the establishment of a small-scale hydrogen and ammonia production facility at Farm 58 near the port of Walvis Bay, accompanied by a hydrogen refueling station. The hydrogen production infrastructure will be realised first, including a 5MW solar park, a 5MW electrolyser and a 5.9MWh battery energy storage system (BESS). When this is fully operational, an additional electrolyser (5MW), ammonia plant (4 mtpd) and solar park (8 MWp) will be added to the site to produce ammonia. The total anticipated hydrogen production is estimated around 500 tons per year. The ammonia plant will have a design capacity of four tons per day.

Our ambition with this phase is multi-faceted. We aim to establish and train a local Namibian team, gain valuable experience in navigating the country's regulatory and technological landscape, build trust with the government and local communities and demonstrate our capability to execute complex projects in Namibia.

Currently, the construction of the hydrogen production plant is almost finalised, which will be followed by the commissioning phase. The FEED (Front-End Engineering Design) for ammonia production is ongoing and expected to be finalised by the second quarter of 2025. We anticipate the hydrogen production and refuelling station to be operational by mid 2025, with ammonia production targeted for completion by the end of 2026. The total investment for this phase is estimated at $60 million.

2

Phase 2: NH3 storage and bunkering facility

In the second phase, we will focus on establishing an import/export ammonia terminal with bunkering facilities and a storage capacity of 55,000 tons. This terminal, integrated into the existing jetty operated by Namcor, will serve as a crucial hub for ammonia bunkering and storage, aimed at kickstarting the usage of ammonia as a bunker fuel for shipping. Our goal is to create a unique gateway to clean-fuel customers, leveraging the cost-effective production of green ammonia.

The FEED (Front-End Engineer Design) has been finalised, and a non-binding Memorandum of Understanding (MOU) was signed with Namcor for the existing jetty. We anticipate operational readiness by 2028. The terminal will be located in the North Port of Walvis Bay, with an option agreement received from Namport for an area of 15 hectares. The estimated capital expenditure for this phase is $200 million.

3

Phase 3: PV2Fuel: NH3 production

In the third phase, we will embark on an ambitious effort to establish industrial-scale green ammonia production facilities. This phase includes the development of a 900 MWp solar park to power a 500 MW electrolyzer, with an anticipated annual production of 200,000 tons of ammonia as the initial building block. Once the design is validated and the first facility operates successfully, additional building blocks can be added, positioning Namibia as a leading hub for low-cost green ammonia production.

Our overarching goals include securing long-term availability of green ammonia at low cost, acquiring knowledge on green NH3 production costs for future offtake agreements and facilitating the upscaling of similar projects to support the global demand for clean fuels. The FEED engineering is ongoing and an ammonia licensor has been selected. Operational readiness for this phase is targeted for 2030. The estimated capital expenditure for this phase is $2.55 billion.

Once proven, the technology, business model and framework agreements with stakeholders will enable rapid scale-up. As CMB.TECH, we are well-positioned to support this upscaling effort based on our experience. The utilisation rate of the electrolyser will play a crucial role in driving down the Levelized Cost of Ammonia (LCOA), with expectations of significant cost reductions in the near future. As production scales further, green ammonia is set to become cost-competitive with blue and grey ammonia, accelerating the global transition to sustainable energy solutions. With abundant sunlight throughout the year, vast areas of suitable land and a strategic proximity to a major harbour for export, Namibia is well-positioned to become a global leader in supplying energy-intensive industries with clean fuels.



Improving operational efficiency

FAST platform sold to ZeroNorth

ZeroNorth took over the management of the FAST platform, a move that represents a significant milestone in our innovation journey. The decision to join forces with ZeroNorth stems from thoughtful consideration of FAST's evolution since its inception.

'Fleet Automatic Statistics and Tracking' or "FAST" is an ambitious and innovative digitalisation project that started back in 2018. It enabled CMB.TECH to take the next step towards improved fleet performance and fuel efficiency by utilising real-time sensor data and improving communication and collaboration between seagoing vessels and shore. FAST contains information about the routing, speed and vessel performance as well as crucial bunker, cargo and port call activities. Over the years, more advanced features were integrated, such as Weather Routing Optimization, Environmental Reporting and advanced artificial Intelligence (AI) models to improve both routing and fuel consumption.

In the rapidly advancing landscape of maritime digital solutions, FAST has matured, and this collaboration with ZeroNorth opens doors to a broader platform. ZeroNorth is committed to continue developing CMB.TECH's existing FAST roadmap. This move will accelerate our digitalisation journey even further as the combined platform's functionalities exceed the standalone capabilities of both platforms.

Fleet performance monitoring & Optimisation

Fleet performance analysis at CMB.TECH goes beyond the conventional use of noon reports. With sensor technology now embedded across much of the fleet, performance assessments have become more precise. It allows our fleet performance teams to expand beyond assessments of technical vessel efficiency to proactive decision-making that directly impacts operational efficiency.

We assess performance based on both theoretical and historical baselines that we generate using both empirical and data-driven methodologies. If a vessel's efficiency declines beyond acceptable thresholds, we investigate the root cause, whether it's hull fouling, engine wear or operational inefficiencies.

In this process the vessel's crew is actively engaged, whereby a modern data architecture allows to make the same data and insights available ashore and onboard. Instead of relying on broad assumptions about weather and sea conditions, vessels receive optimised routing recommendations based on live data feeds. These insights help our vessels reduce unnecessary fuel consumption, improve arrival schedules and meet charter party expectations.



Figure 3: Key highlights 2024

Where we operate


The Netherlands
UK
Germany
Houston
Greece
China
Japan
Hong Kong
Singapore
Namibia

We create diverse, sustainable, and high-quality cash-flows. We reward shareholders.

We focus on hydrogen for small ships and ammonia for large ships. We invest in the green marine value chains: shipping assets, port assets and H2/NH3 production infrastructure.

We attract and inspire the best talents.

We serve our clients with reliable, qualitative and safe services.

Company

18
Number of offices / locations

2,500*
seafarers

252
shore personnel

36/26
nationalities offshore/onshore

**Most of our seafarers are employed under contracts with our third party ship management partners.*

Figure 4: Key highlights 2024

Financial

$ 940,246
revenue

$ 3,905,046
total assets

CMBT LISTED EURONEXT
CMBT LISTED NYSE

$ 4.44
profit per share

$ 1,003,372
EBIT

$ 1.15
dividends per share

$ 1,169,401
EBITDA

$ 1,192,324
equity attributes to equity holders of the corporation

$ 9.93
Share price US on 31 December 2024

€ 9.81
Share price Brussels on 31 December 2024

Operational indicators

158
total number of vessels

14,440,518
deadweight tonnage

6.39
fleet age
(compared to global tanker average)

17,647
operating days

3,371,766
total nautical miles travelled

1,268
port calls

69
countries visited

Milestones 2024

24 January 2024
The Newcastlemax the Mineral Luxembourg (2024 – 210,000 dwt) was delivered.

6 February 2024
CMB.TECH took delivery of Suezmax Bristol (2024 – 156,851).

7 February 2024
Euronav (now CMB.TECH NV) held a Special Meeting of Shareholders to approve the purchase of 100% of the shares of CMB.TECH Enterprises NV for a total purchase price of USD 1.150 billion in cash.

12 February 2024
CMB.TECH, in partnership with Yara Clean Ammonia, North Sea Container Line and Yara International, announced the order of the world's first ammonia-powered container ship, Yara Eyde.

14 February 2024
The group announced the launch of the mandatory public takeover bid by CMB on all the shares in Euronav (now CMB.TECH NV).

26 February 2024
CMB.TECH announced it had concluded an order for two product tankers with China Merchants Jinling Shipyard (Yangzhou) Dingheng Co. (Yangzhou, China).

18 March 2024
The group confirmed that the acceptance period of the mandatory public takeover bid launched by CMB NV (the "Bidder") for all shares issued by Euronav NV (now CMB.TECH) not already owned by CMB or its affiliates (the "Bid"), expired on March 15, 2024.

19 March 2024
The Newcastlemax the Mineral France (2024 – 210,000 dwt) was delivered.

22 March 2024
CMB.TECH announced it had purchased on NYSE and on Euronext Brussels a total of 4,719,534 of its own shares.

29 March 2024
CMB.TECH announced it had purchased on NYSE and on Euronext Brussels a total of 2,620,931 of its own shares.

8 April 2024

CMB.TECH announced it had purchased on NYSE and on Euronext Brussels a total of 412,926 of its own shares.

12 April 2024

The group took delivery of the Bochem Casablanca (2024- 25,000 dwt).

15 April 2024

CMB.TECH announced it had purchased on NYSE and on Euronext Brussels a total of 263,771 of its own shares.

16 April 2024

CMB.TECH and Anglo-Eastern Univan Group ("Anglo-Eastern") announced a Heads of Agreement ("HoA") for the sale and purchase of Euronav Ship Management Hellas ("ESMH"), Euronav (now CMB.TECH)'s ship management arm.

2 May 2024

Cleanergy Solutions Namibia (a joint venture between CMB.TECH and the Ohlthaver & List Group) welcomed His Majesty the King of the Belgians and His Excellency dr. Nangolo Mbumba, President of the Republic of Namibia to Cleanergy's hydrogen production and refuelling station in Walvis Bay, Namibia.

13 May 2024

CMB.TECH took delivery of the CMA CGM Baikal. This ship had been previously sold and a capital gain of USD 15.6 million was booked in Q2 2024.

16 May 2024

The group held its General Meeting of Shareholders.

23 May 2024

CMB.TECH and Damen signed a collaboration agreement on four hydrogen-powered ASD Tugs. Built by Damen, these vessels will use CMB.TECH's innovative dual fuel hydrogen technology that will significantly reduce emissions.

28 August 2024

The Newcastlemax the Mineral Danmark (2024 – 210,000 dwt) was delivered.

24 May 2024
The group took delivery of Windcat 57, the first CTV of the new hydrogen-powered MK5 series. The vessel is deployed in Scotland.

10 June 2024
FRS Windcat Polska, together with Gdansk based shipyard ALU International, has ordered two hydrogen-powered newbuild CTVs, dedicated to the Polish offshore wind industry.

18 June 2024
The group successfully completed the sale of Euronav Ship Management Hellas (ESMH) to Anglo- Eastern.

24 June 2024
CMB.TECH took delivery of the fifth super-eco Newcastlemax Mineral Deutschland (2024 – 210,000 dwt).

28 June 2024
CMB.TECH took delivery of the Bochem Shanghai (2024 – 25,000 dwt).

2 July 2024
The Extraordinary General meeting approved the name change from Euronav to CMB.TECH.

15 July 2024
The group changed its ticker from EURN to CMBT.

5 August 2024
The Newcastlemax the Mineral Italia (2024 – 210,000 dwt) was delivered.

6 August 2024
The container vessel CMA CGM Etosha (2024 – 6,000 TEU) was delivered.

8 August 2024

The chemical tanker Bochem New Orleans (2024 – 25,000 dwt) was delivered.

4 September 2024

JPNH₂YDRO, a joint venture between CMB.TECH, TSUNEISHI Facilities & Craft and Kambara Kisen, held an official ceremony to inaugurate the new hydrogen engine R&D Center.

26 September 2024

CMB.TECH sold two Suezmax vessels, Statia (2006, 150,205 dwt) & Sapphira (2008, 150,205 dwt) to a wholly owned subsidiary of CMB NV as part of the fleet rejuvenation.

1 October 2024

The name change of Euronav NV to CMB.TECH NV, which was approved by shareholders at the Extraordinary General Meeting of Euronav NV on 2 July 2024, became effective.

8 October 2024

The Newcastlemax Mineral Eire (2024 – 210,000 dwt) was delivered.

10 October 2024

The Suezmax Helios (2024 - 156,790 dwt) was delivered.

15 October 2024

The chemical tanker Bochem Brisbane (2024 - 25,000 dwt) was delivered.

16 October 2024

The container vessel CMA CGM Dolomites (2024 - 6,000 TEU) was delivered.

21 October 2024

The Newcastlemax Mineral Hellas (2024- 210,000 dwt) was delivered.

23 October 2024

CMB reopened its Belgian public takeover bid on all shares in CMB.TECH not already owned by CMB or persons affiliated with it.

21 November 2024

The public takeover bid launched by CMB NV on all shares in CMB.TECH, not already owned by CMB or persons affiliated with it, expired.

22 November 2024

The Newcastlemax Mineral Espana (2024 – 210,000 dwt) was delivered.

25 November 2024

The Suezmax Orion (2024 - 156,790 dwt) was delivered.

9 December 2024

CMB.TECH has sold three Suezmax vessels, Selena (2007, 150,205 dwt), Cap Victor (2007, 158,853 dwt) & Cap Felix (2008, 158,765 dwt).

18 December 2024

The group, together with Damen Shipyards, successfully launched the second Windcat CSOV in the water in Vietnam.


MINERAL NEDERLAND
MINERAL BELGIE
QBS
CMB
CSTC



Activities and achievements

Overview of the year 2024

The first quarter

For the first quarter of 2024, the group realised a net gain of USD 495,2 million or USD (2.46) per share (first quarter 2023: a net gain of USD 175,0 million or USD (0.87) per share). EBITDA (earnings before interest, taxes, depreciation and amortisation – a non-IFRS measure) for the same period was USD 550.5 million (first quarter 2023: USD 258.5 million). The average daily time charter equivalent (TCE) obtained by the Company's fleet in the TI Pool was approximately USD 41,700 per day, whereas in the first quarter of 2023 this was USD 51,400 per day. The TCE of the CMB.TECH VLCC fleet fixed on long-term charters, including profit shares when applicable, was USD 46,300 per day (first quarter 2023: USD 48,500 per day). The average daily TCE obtained by the Suezmax spot fleet was approximately USD 58,000 per day (first quarter 2023: USD 70,600 per day). The TCE of the Suezmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 30,700 per day (first quarter 2023: USD 31,700 per day). The average daily TCE obtained by the dry-bulk spot fleet was approximately USD 23,924 per day. The TCE of the container fleet fixed on long-term time charters was USD 29,378 per day. The TCE of the chemical spot fleet was USD 25,545 per day and the TCE of the Windcat fleet fixed on long-term time charters was USD 2,889 per day.

January

On 8 November 2023, the group sold the ULCC Oceania (2003 - 441,561 dwt), for USD 43.1 million. The vessel was accounted for as a non-current asset held for sale as at 31 December 2023, and had a carrying value of USD 8.3 million. The vessel was delivered to her new owner on 15 January 2024. A capital gain of USD 34.8 million has been recognised in the consolidated statement of profit or loss in the first quarter of 2024.

On 4 December 2023, the group entered into a sale and leaseback agreement for the Suezmax Cedar (2022 – 157,310). The vessel was sold and leased back under a 14-year bareboat contract. The vessel was delivered to her new owner on 10 January 2024.

On 24 January 2024, the Newcastlemax the Mineral Luxembourg (2024 – 210,000 dwt) was delivered.


BOCHEM HOUSTON
MADEIRA

February

On 6 February 2024, CMB.TECH took delivery of Suezmax Bristol (2024 – 156,851).

On 7 February 2024, the company held a Special Meeting of Shareholders to approve the purchase of 100% of the shares of CMB.TECH Enterprises NV for a total purchase price of USD 1.150 billion in cash.

Shareholders approved the voluntary resignation of Mrs. Grace Reksten Skaugen, Mr. Ole Henrik Bjorge, Mr. Cato H. Stonex, Mr. John Fredriksen and Mr. Patrick De Brabandere as members of the Supervisory Board. They also approved the appointment of Mr. Patrick Molis and Mrs. Catharina Scheers as independent members of the Supervisory Board, and Mr. Bjarte Bøe and Debemar BV, permanently represented by Mr. Patrick De Brabandere, as non-independent members of the Supervisory Board. Shareholders also approved the interim discharge of the Supervisory Board: Mrs. Grace Reksten Skaugen, Mr. Ole Henrik Bjorge, Mr. Cato H. Stonex, Mr. John F. Fredriksen and Mr. Patrick De Brabandere.

On 12 February 2024, CMB.TECH Enterprises, in partnership with Yara Clean Ammonia, North Sea Container Line and Yara International, announced the order of the world's first ammonia-powered container ship, Yara Eyde. This pioneering vessel, constructed at Qingdao Yangfan Shipbuilding, marks a significant milestone in decarbonising shipping, operating on clean ammonia between Norway and Germany. Owned by Delphis, a division of CMB.TECH, and operated by NCL Oslofjord AS, this collaboration sets a new standard for sustainable maritime transport.

On 12 February 2024, the group took delivery of TSM Windcat 56 in France.

On 14 February 2024, the group announced the launch of the mandatory public takeover bid by CMB on all the shares in Euronav (now CMB.TECH NV). The acceptance period in respect of the bid opened on 14 February 2024 and closed on 15 March 2024. The bid price amounted to USD 17.86 per share in cash, i.e. USD 18.43 per share less USD 0.57 dividend per share paid on 20 December 2023.

On 26 February 2024, the group announced that it had concluded an order for two bitumen tankers with China Merchants Jinling Shipyard Dingheng Co. (Yangzhou). The vessels are expected to be delivered in the fourth quarter of 2026 and have been chartered to a strong counterparty for 10 years upon delivery from the shipyard.

On 27 February 2024, CMB.TECH announced it had been informed that certain funds managed by FourWorld Capital Management LLC ("FourWorld") have filed a complaint in the United States District Court for the Southern District of New York in connection with CMB's U.S. takeover bid for the shares of the group. CMB.TECH is not involved in these proceedings. On 14 March 2024, the group has been informed that the claim has been rejected by the United States District Court for the Southern District of New York.

March

On 4 March 2024, CMB.TECH announced it had been informed that certain funds managed by FourWorld Capital Management LLC ("FourWorld") also filed a request with the Market Court in Belgium in connection with CMB's Belgian offer for the shares of the group. The group is not involved in these proceedings. On 15 March 2024, the group was informed that the Market Court in Belgium has been denied the request to suspend the closing of the Belgian offer.

On 18 March 2024, the company confirmed that the acceptance period of the mandatory public takeover bid launched by CMB NV (the "Bidder") for all shares issued by Euronav NV (now CMB.TECH NV) not already owned by CMB or its affiliates (the "Bid"), expired on 15 March 2024. During the acceptance period, 69,241,955 shares in Euronav NV (now CMB.TECH NV), representing 31.47% of the outstanding shares in Euronav NV (now CMB.TECH NV), were tendered into the Bid. As a result, the Bidder held a total of 177,147,299 shares in Euronav NV (now CMB.TECH NV), representing 80.51% of the outstanding shares in Euronav NV (now CMB.TECH NV). Taking into account the 17,790,716 treasury shares held by Euronav NV (now CMB.TECH NV) and the 24,400 shares held by Saverco NV, the Bidder and persons affiliated with it together held 194,962,415 shares, representing 88.61% of the outstanding shares in Euronav NV (now CMB.TECH NV).

On 19 March 2024, the group took delivery of the Newcastlemax Mineral France (2024 - 210,000 dwt).

On 20 March 2024, Euronav NV (now CMB.TECH NV) announced that the Supervisory Board, at the Annual Shareholders' Meeting of 16 May 2024, proposed to distribute USD 4.57 per share to all shareholders. This payout was proposed to be a combination of a dividend and a repayment from the share issue premium.

On 20 March 2024, the group announced it had sold the VLCC Nectar (2008 – 307,284 dwt), VLCC Newton (2009 – 307,208 dwt) and VLCC Noble (2008 – 307,284 dwt). This transaction generated a capital gain of approximately USD 79 million. The vessels were delivered to their new owners on 12 June 2024, 19 June 2024 and 27 May 2024 respectively.

On 20 March 2024, the Company concluded an order for two Newcastlemaxes and one additional VLCC at Qingdao Beihai Shipyard (China). We expect the vessels will be delivered in the first and second quarter of 2027. The Company at that time had five VLCCs and still twenty-four Newcastlemaxes on order at Qingdao Beihai Shipyard.

On 22 March 2024, the group announced it had purchased on the NYSE and on Euronext Brussels a total of 4,719,534 of its own shares. Following these transactions, CMB.TECH owned 22,510,250 shares (10.23% of the total outstanding share count).

On 29 March 2024, the group announced it had purchased on the NYSE and on Euronext Brussels a total of 2,620,931 of its own shares. Following these transactions, the group owned 25,131,181 shares (11.42% of the total outstanding share count).

The second quarter

For the second quarter of 2024, CMB.TECH realised a net gain of USD 184.4 million or USD 0.95 per share (second quarter 2023: a net gain of USD 161.8 million or USD 0.80 per share). EBITDA (a non-IFRS measure) for the same period was USD 261.2 million (second quarter 2023: USD 247.6 million). For the second quarter of 2024, the average daily TCE obtained by the Company's fleet in the TI pool was approximately USD 50,500 per day (second quarter 2023: USD 55,000 per day). The TCE of CMB.TECH's VLCC fleet fixed on long-term charters, including profit shares when applicable, was USD 47,000 per day. During the second quarter of 2023 this was USD 50,750 per day. The average daily TCE obtained by the Suezmax spot fleet was approximately USD 49,500 per day (second quarter 2023: USD 68,000 per day). The TCE of the CMB.TECH Suezmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 30,750 per day (second quarter 2023: USD 30,500 per day). The average daily TCE obtained by the dry-bulk spot fleet was approximately USD 36,731 per day. The TCE of the container fleet fixed on long-term time charters was USD 29,378 per day. The TCE of the chemical spot fleet was USD 27,307 per day. The TCE of the chemical fleet fixed on long-term time charters was USD 19,306 per day. The TCE of the Windcat fleet fixed on long-term time charters was USD 2,759 per day.

April

On April 4, 2024, the Company announced two newbuilding ice classed Suezmax orders at Daehan Shipbuilding have been long term time chartered to Valero. Delivery of these vessels is expected in April and May of 2026 when each of the time charter contracts will begin.

On 8 April 2024, the group was informed that certain funds managed by FourWorld Capital Management, LLC ("FourWorld") also filed a claim with the Enterprise Court in Antwerp, Belgium.

On 8 April 2024, the group announced that it had purchased on the NYSE and on Euronext Brussels a total of 412,926 of its own shares. Following these transactions, the group owned 25,544,107 shares (11.61% of the total outstanding share count).

On 12 April 2024, CMB.TECH took delivery of the Bochem Casablanca (2024 - 15,000 dwt).

On 15 April, 2024, the group announced it had purchased on the NYSE and on Euronext Brussels a total of 263,771 of its own shares. Following these transactions, the group now owns 25,807,878 shares (11.73% of the total outstanding share count).

On 16 April 2024, Euronav NV (now CMB.TECH NV) and Anglo-Eastern Univan Group announced a Heads of Agreement for the sale and purchase of Euronav Ship Management Hellas, Euronav's ship management arm. Euronav NV (now CMB.TECH NV) and Anglo-Eastern intended to join forces through this sale, with the latter assuming ownership of ship management responsibilities for the vessels under ESMH on an "as is" basis.

May

On 2 May 2024, Cleanergy Solutions Namibia (a joint venture between CMB.TECH and the Ohlthaver & List Group) welcomed His Majesty the King of the Belgians and His Excellency dr. Nangolo Mbumba, President of the Republic of Namibia, to Cleanergy's hydrogen production and refuelling station in Walvis Bay, Namibia. The station is expected to become operational mid 2025 and will be the first of its kind in Africa.

On 13 May 2024, CMB.TECH took delivery of the CMA CGM Baikal. This ship had been previously sold and a capital gain of USD 15.6 million was booked in Q2 2024.

On 16 May 2024, the group held its General Meeting of Shareholders, which approved the annual accounts for the year ended 31 December 2023, as well as the gross distribution of USD 4.57 per share covering financial year 2023. All other resolutions proposed by the Supervisory Board of the company were also approved.

On 23 May 2024, CMB.TECH and Damen signed a collaboration agreement on four hydrogen-powered ASD Tugs. Built by Damen, these vessels use CMB.TECH's innovative dual fuel hydrogen technology that will significantly reduce emissions. Earlier that day, classification society Lloyd's Register presented CMB.TECH and Damen with an approval in principle (AiP) for the hydrogen solution that will be installed in the tugs.

On 24 May 2024, the group took delivery of Windcat 57, the first CTV of the new hydrogen-powered MK5 series. The vessel is deployed in Scotland.

June

On 10 June 2024, FRS Windcat Polska announced that together with Gdansk based shipyard ALU International, the group has ordered two hydrogen-ready newbuild CTVs, dedicated to the Polish offshore wind industry. The contract includes the option to order additional vessels at a later stage. The CTVs will have Windcat's newest MK5 vessel design. The two vessels will be delivered in 2025.

On 18 June 2024, the group successfully completed the sale of Euronav Ship Management Hellas (ESMH) to Anglo-Eastern. This transaction realised a capital gain of USD 19.7 million.

On 24 June 2024, CMB.TECH took delivery of the fifth super-eco Newcastlemax Mineral Deutschland (2024 – 210,000 dwt).

On 28 June 2024, CMB.TECH took delivery of the Bochem Shanghai (2024 – 25,000 dwt).


CMB
.TECH

The third quarter

For the third quarter of 2024, CMB.TECH realised a net gain a net gain of USD 98.1 million or USD 0.49 per share (third quarter 2023: a net gain of 114.6 USD million or USD 0.57 per share). EBITDA (a non-IFRS measure) for the same period USD 177.1 million (third quarter 2023: USD 209.6 million). The TCE obtained by the group's VLCC fleet in the TI Pool was approximately USD 39,700 per day, whereas in the third quarter of 2023 this was USD 42,250 per day. The TCE of the VLCC fleet fixed on long-term charters, including profit shares when applicable, was USD 46,700 per day. In the third quarter of 2023, the amount was USD 48,250 per day. The average daily TCE obtained by the Suezmax spot fleet was approximately USD 37,200 per day (third quarter 2023: USD 42,750 per day). The TCE of the Suezmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 30,750 per day (third quarter 2023: USD 30,250 per day). The average daily TCE obtained by the dry-bulk spot fleet was approximately USD 31,271 per day. The TCE of the container fleet fixed on long-term time charters was USD 29,378 per day. The TCE of the chemical spot fleet was USD 25,489 per day. The TCE of the chemical fleet fixed on long-term time charters was USD 19,306 per day. The TCE of the Windcat fleet fixed on long-term time charters was USD 3,075 per day.

July

On 2 July 2024, Euronav NV (now CMB.TECH NV) held a Special General Meeting & Extraordinary General meeting to approve the name change of Euronav to CMB.TECH. The Extraordinary General meeting approved this resolution and the name change became effective as of 1 October 2024. The group also proposed 1.15 USD/share in Q2 2024. This distribution was paid on 18 July 2024.
All other resolutions were also approved.

On 2 July 2024, the group filed a request to change its ticker from EURN to CMBT. This change was effective as of 15 July on Euronext and NYSE. Furthermore the Company also launched a new corporate website: https://cmb.tech.

On 9 July 2024, the group has placed an order for another Commissioning Service Operation Vessel, thus completing the series of six Windcat 'Elevation Series' CSOVs.

On 19 July 2024, CMB.TECH signed a ship management agreement in Hong Kong with Anglo-Eastern for the technical and crewing management on the first Windcat CSOV.

August

On 5 August 2024, the group took delivery of the Mineral Italia (2024 – 210,000 dwt).

On 6 August 2024, the group took delivery of the CMA CGM Etosha (2024 – 6,000 TEU).

On 8 August 2024, the group took delivery of the Bochem New Orleans (2024 – 25,000 dwt).

On 20 August 2024, the Company announced the expansion of our Windcat fleet with an additional CSOV on order. This is the sixth order for the future-proof Elevation Series CSOV developed together with Damen. Delivery of the first CSOV took place on October 16, 2024.

On 28 August 2024, the Newcastlemax the Mineral Danmark (2024 – 210,000 dwt) was delivered.

September

On 4 September 2024, JPNH₂YDRO, a joint venture between CMB.TECH, TSUNEISHI Facilities & Craft and Kambara Kisen, held an official ceremony to inaugurate the new hydrogen engine R&D Center. This innovative center is a pioneering hydrogen test site in Japan, designed to advance hydrogen engine development. Equipped with an engine test bench featuring precise measurement tools and a hydrogen station capable of supplying hydrogen to ships, the center's focus is on bringing hydrogen engines to the market for ships and land-based heavy-duty applications. Once fully developed, these engines will, amongst other applications, be implemented in vessels built by the Tsuneishi Group.

The launch of this R&D center marks a significant step forward in Japan's hydrogen engine development. It will also be a key hub for the homologation and approval of hydrogen dual fuel engines for the Japanese market, reinforcing JPNH₂YDRO's position in the push towards cleaner energy solutions.

In September 2024, the company was informed that the Market Court in Belgium has largely rejected the claims brought forward by certain funds managed by FourWorld Capital Management, LLC ("FourWorld") in connection with CMB NV's ("CMB") mandatory public takeover bid for the shares in the company. However, the court did find that the pricing of certain vessels sold by Euronav (now CMB.TECH) to Frontline implied certain special indirect benefits to Frontline. The court calculated these benefits to be USD 0.52 per Euronav (now CMB.TECH) share.

The group has sold two Suezmax vessels, Statia (2006, 150,205 dwt) & Sapphira (2008, 150,205 dwt) to a wholly owned subsidiary of CMB NV as part of the fleet rejuvenation. The sale generated a capital gain of 61.4 million USD. The vessels were delivered to their new owner on 26 September 2024. The procedure for transactions among related parties under Belgian law was applied in connection with the sale. More information can be found in the legal announcement. The advice of the committee of independent directors is available on the Company's website.

The fourth quarter

For the fourth quarter of 2024, the group had a net profit of of USD 93.1 million or USD 0.48 per share (fourth quarter 2023: a net gain of 406.6 USD million or USD 2.01 per share). EBITDA (a non-IFRS measure) for the same period was USD 180.4 million (fourth quarter 2023: USD 474.4 million). The TCE obtained by the Company's fleet in the TI pool was for the fourth quarter approximately USD 37,400 per day, whereas in the fourth quarter of 2023 this was USD 41,700 per day. The TCE of the CMB.TECH VLCC fleet fixed on long-term charters, including profit share when applicable, was USD 46,300 per day (fourth quarter 2023: USD 47,500 per day). The TCE obtained by the Suezmax spot fleet, including profit shares when applicable, was approximately USD 38,300 per day for the fourth quarter (fourth quarter 2023: USD 42,800 per day). The earnings of the CMB.TECH Suezmax fleet fixed on long-term charters, were USD 31,800 per day. In the fourth quarter of 2023, this was 30,700 per day. The average daily TCE obtained by the dry-bulk spot fleet was approximately USD 29,800 per day. The TCE of the container fleet fixed on long-term time charters was USD 29,400 per day. The TCE of the chemical spot fleet was USD 24,500 per day. The TCE of the chemical fleet fixed on long-term time charters was USD 19,300 per day. The TCE of the Windcat fleet fixed on long-term time charters was USD 2,900 per day.

October

On 1 October 2024, the name change of Euronav NV to CMB.TECH NV, which was approved by shareholders at the Extraordinary General Meeting of Euronav NV on 2 July 2024, became effective. The group changed its corporate name to reflect its new strategy focusing on fleet diversification and decarbonisation. CMB.TECH is a diversified and future-proof maritime group. The group owns and operates more than 150 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels and workboats in the port area. The Euronav brand remains the brand name of the crude oil tanker and offshore oil activities. CMB.TECH remains listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.

On 8 October 2024, the Newcastlemax Mineral Eire (2024 – 210,000 dwt) was delivered.

On 10 October 2024, the Suezmax Helios (2024 - 156,790 dwt) was delivered.

On 14 October 2024 CMB.TECH, together with Damen Shipyards, successfully launched the first Windcat CSOV in the water in Vietnam.

On 15 October 2024, the chemical tanker Bochem Brisbane (2024 - 25,000 dwt) was delivered.

On 16 October 2024, the container vessel CMA CGM Dolomites (2024 - 6,000 TEU) was delivered.

On 21 October 2024, the Newcastlemax Mineral Hellas (2024- 210,000 dwt) was delivered.

In October 2024, the group was informed that CMB announced that, pursuant to an order of the Belgian Financial Services and Markets Authority (the "FSMA") of 7 October 2024, it would make a subsequent additional payment of USD 0.52 (or EUR 0.47) per share to all shareholders who have transferred their shares to CMB in the bid that expired on 15 March 2024 and reopen the bid at an adjusted price of USD 12.66 per share. CMB published a notice in accordance with article 8, §1 of the Belgian Royal Decree of 27 April 2007 on public takeover bids regarding the subsequent payment and its intention to launch the reopening of the Bid, which

can be found here: https://www.cmb.be/mandatory-bid. The subsequent payment was made by CMB on 31 October 2024.

On 23 October 2024, CMB has reopened its Belgian public takeover bid on all shares in CMB.TECH not already owned by CMB or persons affiliated with it, in accordance with applicable Belgian law, and concurrently commenced a new U.S. offer in accordance with applicable U.S. federal securities laws (the "New U.S. Offer"), addressed to U.S. shareholders within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (together the "Reopening"). The acceptance period of the Reopening opened on 23 October 2024 and closed on 21 November 2024 at 4 p.m. (CET) (10 a.m. New York City time). The bid price of the reopening amounted to USD 12.66 per share, i.e. USD 18.95 per share (as increased by USD 0.52) reduced by distributions totaling USD 6.29 per share.

November

On 22 November 2024 , CMB.TECH announced that the acceptance period of the reopening of the public takeover bid launched by CMB NV ("CMB" or "the Bidder") on all shares in CMB.TECH not already owned by CMB or persons affiliated with it (the "Reopening") expired on 21 November 2024.

During the acceptance period, 1,579,159 shares in CMB.TECH were tendered into the bid. As a result, the Bidder owns a total of 178,726,458 shares in CMB.TECH. Taking into account the 25,807,878 treasury shares held by CMB.TECH and the 24,400 shares held by Saverco NV, the Bidder and persons affiliated with it together own 204,558,736 shares. This represents 92.04% of the voting rights in CMB.TECH.

On 22 November 2024, the Newcastlemax Mineral Espana (2024 – 210,000 dwt) was delivered.

On 25 November 2024, the Suezmax Orion (2024 - 157,717 dwt) was delivered.

December

On 9 December 2024, CMB.TECH announced that it has sold three Suezmax vessels, Selena (2007, 150,205 dwt), Cap Victor (2007, 158,853 dwt) & Cap Felix (2008, 158,765 dwt) to a wholly owned subsidiary of CMB NV at market value as part of the fleet rejuvenation. The sale generated a capital gain of 71.1 million USD. The vessels were delivered to their new owner in December 2024.

On 18 December 2024, CMB.TECH, together with Damen Shipyards, successfully launched the second Windcat CSOV in the water in Vietnam.



Events occurring after the end of the financial year ending 31 December, 2024

CMB.TECH has sold the Suezmax Cap Lara (2007, 158,826 dwt). The sale generated a capital gain of 18.8 million USD. The vessel was delivered to its new owner on 10 March 2025.

On 7 January 2025, the Company took delivery of Newcastlemax Mineral Portugal (2025 - 210,754 dwt).

On 13 January 2025, Windcat Workboats International BV, a subsidiary of CMB.TECH, has ordered a newbuild hydrogen-powered (dual fuel) multifunctional harbour utility vessel (MPHUV) with Neptune Construction. Delivery is scheduled end 2025, beginning 2026.

On 23 January 2025, the Company took delivery of Newcastlemax Mineral Osterreich (2025- 210,761 dwt).

On 27 January 2025, the VLCC Alsace (2012 – 299,999 DWT) has successfully been delivered to its new owner. A capital gain of approximately USD 27.46 million wias booked in Q1 2025.

The Windcat 6 has also been sold, after 18 years of service. The sale will generate a capital gain of 0.25 million USD. The vessel was delivered to its new owner at the end of January 2025.

On 4 March 2025, CMB.TECH NV announced that it has entered into a share purchase agreement with Hemen Holding Limited , through its subsidiary, for the acquisition of 81,363,730 shares in Golden Ocean Group Limited (representing ca. 40.8% of Golden Ocean's outstanding shares and votes which includes all Golden Ocean shares controlled by Hemen), at a price of 14.49 USD per share.

On 24 March 2025, CMB.TECH announced that it has signed an agreement with Mitsui O.S.K. Lines, Ltd. ("MOL") and MOL CHEMICAL TANKERS PTE. LTD. ("MOLCT") for nine ammonia-powered vessels. These vessels will be among the world's first ammonia-powered Newcastlemax bulk carriers and chemical tankers. The delivery of these ships is expected between 2026 and 2029. Three ammonia-fitted 210.000 dwt Newcastlemax bulk carriers currently on order at Qingdao Beihai Shipyard will be jointly owned by CMB.TECH and MOL and chartered to MOL for a period of 12 years each. Six chemical tankers - two ammonia fitted and four ammonia-ready - have been ordered at China Merchants Jinling Shipyard (Yangzhou) by CMB.TECH and chartered to MOLCT for 10 and 7 years each respectively.

On 21 March 2025, Golden Ocean Group Limited announced the appointment by the Board of Directors of Mr. Patrick De Brabandere and Mr. Patrick Molis as Directors of the Company. Taking into account these changes, the Board of Directors currently consists of Mr. James O'Shaughnessy, Ms. Tonesan Amissah, Mr. Patrick De Brabandere and Mr. Patrick Molis

In March 2025, the Company took delivery of the CTV Hydrocat 60..

On March 27, 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 7,347,277 additional shares in Golden Ocean in the open market following the Share Purchase. On March 27, 2025, CMB.TECH NV owned an aggregate of 88,711,007 shares in Golden Ocean, representing approximately 44.5% of Golden Ocean's outstanding voting shares.

On April 3, 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 9,689,297 additional shares in Golden Ocean in the open market following the Share Purchase. On April 3, 2025, CMB.TECH NV owned an aggregate of 98,400,304 shares in Golden Ocean, representing approximately 49.4% of Golden Ocean's outstanding voting shares.




CMB
.TECH

Group structure

Group structure

Figure 5: Structure of the Group at 31 December 2024


CMB.TECH NV - Belgium
100 %
Euronav Shipping NV Belgium
%
Euronav (UK) Agencies Ltd. United Kingdom
CMB.TECH NV Foreign branch
Euronav NV Geneva branch Switzerland
Euronav NV London branch United Kingdom
100 %
Euronav Luxembourg SA Luxembourg
50 %
Tankers (UK) Agencies Ltd.
50 %
Tankers International LLC
100 %
Euronav MI II Inc.
100 %
CMB.TECH Enterprises
100 %
Euronav Hong Kong Ltd. Hong Kong
100 %
Euronav Ship Management SAS France
100 %
Euronav SAS France
100 %
Euronav Singapore Pte. Ltd. Singapore
%
E.S.M.C. Euro-Ocean Ship Management Ltd. Cyprus
100 %
Tankers International Ltd.
Tankers International (Singapore) Pte Ltd.
Ex-Gener8 entities (in liquidation)
Euronav Ship Management Antwerp Branch office Belgium
100 %
Green Bulker One Pte Ltd Singapore
100 %
Green Bulker Two Pte Ltd Singapore
100 %
Green Bulker Three Pte Ltd Singapore
100 %
WINDCAT
100 %
CMB.TECH International nv
100 %
CMB.TECH Belgium NV
100 %
CMB.TECH Netherlands bv
100 %
CMB.TECH Enterprises Ammonia Carrier AS
%
JPN H2YDRO CO. LTD
100 %
CMB.TECH Technology & development centre Ltd.
50 %
be HYDRO bv
100 %
H2 Infra nv
100 %
CMB.TECH Namibia (Pty) Ltd.
100 %
CMB.TECH Industry nv
100 %
Cleanergy Solutions (Namibia) (Pty) Ltd.
100 %
CMB.TECH Namibia Properties (Pty) Ltd
100 %
TI AFRICA Ltd. Hong Kong
100 %
TI ASIA Ltd. Hong Kong
50 %
Bari Shipholding Ltd. Hong Kong
50 %
Bastia Shipholding Ltd. Hong Kong
FSO AFRICA Branch QATAR
FSO ASIA Branch QATAR

Euronav Ship Management SAS

Euronav Ship Management SAS, with its head office in Nantes, France, and a branch office in Antwerp, Belgium, is, besides the traditional shipping activities, responsible for the management of vessels of our offshore activities and CMB.TECH's offshore projects. This includes participation in tendering projects, conversion works, as well as supervising and managing these projects, including crewing, technical procurement, accounting and quality assurance. The Nantes office provides crew management for some of CMB.TECH's trading oil tankers.

Euronav Hong Kong Ltd.

Euronav Hong Kong Ltd. is the holding company of two wholly owned subsidiaries and two 50% joint venture companies (in process of liquidation). The wholly owned subsidiaries that fall under Euronav Hong Kong Ltd. are (i) TI Asia Ltd. and (ii) TI Africa Ltd. TI Asia Ltd. and TI Africa Ltd. are owners of respectively the FSO Asia and the FSO Africa, both currently employed at the Al Shaheen field offshore, Qatar. The 50% joint venture companies are Bastia Shipholding Limited and Bari Shipholding Limited. Both are 50% owned by Ridgetuf LLC and previously owned respectively Suezmaxes Bastia and Bari. As both vessels are sold, the companies are currently in the process of being wound up.

Euronav Shipping NV

Following the acquisition of 15 VLCCs in January 2014, Euronav Shipping NV and Euronav Tankers NV were incorporated as subsidiaries of Euronav NV (now CMB.TECH NV), in January and February 2014 respectively. The group gradually centralised its ship management activities within Euronav Shipping NV. Over the course of 2019, the two French subsidiaries Euronav SAS and Euronav Ship Management SAS (including its Antwerp Branch), as well as the Hong Kong subsidiary Euronav Hong Kong Ltd. were transferred to Euronav Shipping NV. With the purpose of further simplifying and standardising the group structure, Euronav Shipping NV and Euronav Tankers NV merged with effective date 1 July 2021, with Euronav Shipping NV being the surviving corporation. In addition in Q1 2023 Euronav Shipping NV purchased 100% of the shares of Euronav Singapore Pte. Ltd. and E.S.M.C. Eur-Ocean Ship Management (Cyprus) Limited in Q1 2023 from Euronav Hong Kong Ltd.

Euronav Luxembourg S.A.

Euronav Luxembourg S.A. was incorporated in Luxembourg in May 1995 and is a 100% subsidiary of CMB.TECH NV. Euronav Luxembourg S.A. is engaged in the purchase, the sale, the chartering and nautical management of sea-going vessels. The company is also performing intra group financial activities. In 2021 the company issued a Nordic bond which replaced the existing Nordic bond from 2017.

Euronav MI II Inc.

In the fourth quarter of 2017, Euronav NV (now CMB.TECH NV) incorporated a new wholly-owned subsidiary, Euronav MI Inc., a company incorporated and existing under the laws of the Republic of the



Marshall Islands, for the purposes of the upcoming merger (the 'Merger') with Gener8 Maritime Inc. ('Gener8'). Pursuant to the merger agreement entered into between Euronav NV (now CMB.TECH NV) and Gener8 on 20 December 2017, Euronav MI Inc. merged with and into Gener8 upon closing the Merger on 12 June 2018, with Gener8 being the surviving corporation wholly owned by Euronav NV (now CMB.TECH NV). At the same time, the name of the surviving corporation was changed into Euronav MI II Inc.

As the ultimate parent company of the Gener8 group prior to the closing of the Merger, Euronav MI II Inc. still owns certain direct and indirect subsidiaries, most of which served as special purpose ship-owning companies within the Gener8 group. Following the sale of the assets held by them (to Euronav NV (now CMB.TECH NV) or, in case of non-core assets, to third party buyers) Euronav NV (now CMB.TECH NV) is in the process of simplifying the group's corporate structure by liquidating the said subsidiaries.

Euronav Singapore

In December 2024, Euronav Singapore Pte Ltd. incorporated three wholly owned subsidiaries: Green Bulker One Pte Ltd., Green Bulker Two Pte Ltd. and Green Bulker Three Pte Ltd. The establishment of the subsidiaries provides a supporting framework for the building, delivery and management of vessels from the new building program (new NH3 ready and NH3 fitted vessels).

Tankers UK Agencies Ltd. (TI Pool)

In 2017 the corporate structure of 'Tankers International Pool' (TI Pool) was rationalised. Under the new structure, the shares of Tankers UK Agencies Ltd. (TUKA), fully held at the time by Tankers International LLC (TI LLC), an entity incorporated under the laws of the Marshall Islands, have been distributed to the two remaining founding members of the TI Pool (namely Euronav NV (now CMB.TECH NV) and International Seaways Inc.), to form a 50-50 joint venture.

Additionally, two new companies, Tankers International Ltd. (TIL) and Tankers International (Singapore) Pte. Ltd., were incorporated under respectively the laws of the United Kingdom and the laws of Singapore, and are now fully owned by TUKA. TIL became the disponent owner of all of the vessels in the TI Pool, as all the vessels are now time chartered to TIL at a floating rate equivalent to the average spot rate achieved by the pool multiplied by the pool point assigned to each vessel. This new structure allowed the TI Pool to arrange for a credit line financing to lower the working capital requirement for the Pool participants and potentially attract additional pool participants. Tankers International (Singapore) Pte.Ltd. was incorporated to support vessel operations East of Suez and to provide assistance to the group's clients based in the East.

CMB.TECH ENTERPRISES NV

In February 2024, Euronav (now CMB.TECH NV) concluded the acquisition of CMB.TECH Enterprises NV following the approval of the transaction at the SGM on 7 February. CMB.TECH Enterprises builds, owns, operates and designs large marine and industrial applications that run on hydrogen and ammonia. CMB.TECH Enterprises also offers hydrogen and ammonia to its customers, either through own production or by sourcing it from third party producers. CMB.TECH Enterprises is active throughout the full hydrogen value chain through its different divisions: Marine, H2 Industry and H2 Infra.

CMB.TECH International NV, CMB.TECH Belgium NV & CMB.TECH Netherlands BV

In the course of 2021 and 2022, CMB.TECH incorporated CMB.TECH International NV, CMB.TECH Belgium NV and CMB.TECH Netherlands. These entities own and operate different vessels from the new building program (container and dry bulk vessels, chemical tankers and CSOVs).

Windcat Group

In December 2019, CMB NV entered into a binding definitive sale and purchase agreement to acquire Windcat Workboats Holdings Limited ('Windcat') from SEACOR Marine. The Windcat group is among the leading offshore wind support providers in Europe, and owns & operates, directly or through its joint ventures, a fleet of more than 50 CTVs in the European offshore wind sector. Besides its activities in the Netherlands, the UK and Belgium, Windcat is also active in the German, French and Polish markets through its joint venture partners, FRS Windcat Offshore Logistics, TSM Windcat and FRS Windcat Polska respectively.

CMB.TECH Technology and Development Centre Ltd.

CMB.TECH Technology & Development Centre is the heart of the innovation and development activities. The team has over 60 skilled and passionate engineers who work on the latest state-of-the-art technologies for our industrial and marine applications; The team has access to a workshop for prototyping and retrofitting.


Hapag-Lloyd
TEREX

In combination with the model studio, computer aided design and engineering, a wide variety of applications are being developed, built and tested. The testing facilities include three dyno test cells equipped with a hydrogen supply where high speed engines up to 1MW can be tested. Our engineering team has an extensive and proven 20 year track of developing low and zero-carbon solutions for the marine and land-based industry.

CMB.TECH Industry NV

CMB.TECH Industry nv develops, tests and implements hydrogen- and ammonia- powered combustion engines for various industries, including marine, trucking, ports, mining, rail and power generation. Its advanced technology is built on existing diesel engines which are converted into dual fuel with the support of the OEM.

Besides hydrogen engines they have also developed several hydrogen subsystems. These include standardised H_2 storage solutions, H_2 bunkering technology, and H_2 control systems.

CMB.TECH Industry nv has established local dual fuel workshops in strategic locations. These workshops serve as central hubs for technical expertise and knowledge exchange, ensuring efficient maintenance and servicing of the dual fuel equipment.

JPN H2YDRO CO. Ltd (50%)

JPN H2YDRO is a joint venture between CMB.TECH, Kambara Kisen and Tsuneishi Facilities and Craft. JPN H2YDRO develops hydrogen applications and produces hydrogen for the Japanese market. In addition, it also owns and operates the HydroBingo, a hydrogen-powered ferry using dual-fuel hydrogen-diesel internal combustion engines. The vessel was launched in 2021 and is deployed in the Japanese inland sea. Finally, a state-of-the-art hydrogen research and development facility was built in Tsuneishi.

BeHydro BV (50%)

Be Hydro is a 50/50 joint venture between CMB.TECH NV and Anglo Belgian Corporation NV located in Ghent, Belgium. Be Hydro builds dual-fuel diesel hydrogen and monofuel hydrogen engines for the marine, railway and power industry.

H2 Infra NV

H2 Infra NV offers hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers. Besides owning the first multimodal hydrogen refuelling station which is located in Antwerp, H2 Infra is also the 49% shareholder in Cleanergy Solutions (Namibia) (Pty) Ltd.

Cleanergy Solutions (Namibia) (Pty) Ltd (49%)

During 2022, the group incorporated Cleanergy Solutions (Namibia), a joint venture with Ohlthaver & List, a Namibian company. Cleanergy is currently constructing the Hydrogen Dune in Namibia which will produce green hydrogen for local applications such as trucks, locomotives and port & mining equipment.

CMB.TECH Namibia (Pty) Ltd

Through its wholly owned subsidiary CMB.TECH Namibia (Pty) Ltd, CMB.TECH is represented in Namibia and promotes its hydrogen and ammonia production projects and applications. In September 2024, CMB.TECH Namibia incorporated a wholly owned subsidiary, CMB TECH Namibia Properties (Pty) Ltd. The establishment of the subsidiary provides a supporting framework for the owning and administration of built and unbuilt immovable property in Namibia.

Ammonia Carrier AS

The establishment of Ammonia Carrier provides a supporting framework for the construction, delivery, and management of vessels under the new building program (new NH3-fitted vessels), primarily operating between Norway and Germany and refuelling in Norway.


CLEANERGY
SOLUTIONS
NAMIBIA
H2

Ship Management at CMB.TECH

CMB.TECH entrusts the ship management of the majority of its fleet to Anglo-Eastern. The cooperation between CMB.TECH and Anglo-Eastern is a long-lasting, successful partnership.

On 18 June 2024, the Company successfully completed the sale of Euronav Ship Management Hellas (ESMH) to Anglo-Eastern. This strengthens the global presence of Anglo-Eastern and guarantees continuity in the management of the tanker fleet.

Anglo-Eastern manages a wide variety of vessels, making them the perfect partner for CMB.TECH, both having a strong focus on fleet diversification. The relationship offers opportunities for interaction and knowledge sharing, providing potential for growth, adaptability and flexibility.

While relying on the cooperation with the external ship management partners, CMB.TECH is committed to guarantee first-in-class management and to keep close control on all aspects of the daily management of the entire fleet.

A dedicated CMB.TECH team monitors all external Ship Managers and ensures that the services rendered to our vessels are in accordance with the group's standards. Regular meetings with all the external partners are held to stay on top of things, to align the views and needs and to assure a reliable and high-performance fleet.

For some specific activities, CMB.TECH maintains in-house ship management.

Windcat manages its fleet of CTVs committing to the highest possible standards of operational safety. To maintain these standards, the team is closely involved in all daily operational aspects ensuring that work is carried out in accordance with charterers and internal safety requirements.

Also, the management of FSO Africa, FSO Asia and Daishan is coordinated by an internal, experienced team with presence both at the CMB.TECH headquarters and on-site the operational fields. These vessels are unique because of the specific engineering and logistical requirements fitted for remote offshore environments. The management team of these vessels is specialised in all technical and operational aspects and is in close contact with the staff on board at any time.

The ship management of our French flag trading oil tankers is done by Euronav Ship Management SAS in our Nantes office.

The group uses a set of clearly defined Key Performance Indicators (KPI's) for the ship management services as well as standardised inspection reports for the measurement of:

–

- Health and Safety performance;
- Environmental performance;
- Security (Including Cybersecurity) performance;
- Crew and shore staff retention and well-being;
- IT & Innovation solutions;
- Navigation performance;
- Vessel reliability;
- Vessel energy efficiency;
- Vetting and port state controls;
- Planned and conditioned-based maintenance;
- Dry dock planning, upgrades and repairs;
- Procurement efficiency; and operational competitiveness

It's through continuous and combined efforts that CBM.TECH is able to present excellent track records for its fleet on all of these aspects.


ROCHEM HOUSTON





Fleet and markets

Market Dynamics [1]

The global shipping market has been significantly influenced by heightened geopolitical risks over the past several years, with 2024 being particularly pivotal. Key geopolitical events, including the ongoing conflict between Russia and Ukraine, persistent unrest in the Middle East, sanctions on Iran and Russia and shifts in trade routes due to Red Sea diversions, have collectively weighed heavily on market sentiment. Additionally, fluctuations in Chinese demand and the possible imposition of U.S. import tariffs have added further complexity, impacting both global trade volumes and commodity flows.

From a supply-side perspective, the Very Large Crude Carrier (VLCC) and dry bulk (Capesize/Newcastlemax) segments present particularly attractive investment opportunities. After several years of limited capital investment, these market segments are showing signs of potential tightness. For VLCC Tankers, the percentage of the VLCC fleet that is over 20 years old currently stands at 16.1%. Meanwhile, the newbuild order book is only at 9.3% of the existing fleet size. This indicates a significant supply gap, as older vessels should be phased out (from regular trade). Notably, charterers are increasingly reluctant to engage tankers that are over 20 years old, which emphasises the need for fleet renewal. For the Capesize Fleet, similarly, 28.2% of the fleet is over 15 years old, while the newbuild order book accounts for just 7.8% of the current fleet. This highlights a similar trend where the incoming new capacity will be insufficient to replace the ageing fleet, suggesting a potential tightening of supply in this segment as well.

[1] Own data analysis basis Clarksons SIN, IEA, UBS, WEO, Goldman Sachs

	Tankers	Dry-bulk	Container	Chemical	Offshore-wind
Demand side	• Ton-mile Crude oil: + 2.3 % in 2024, + 1.9 % in 2025 • World oil demand (IEA): + 0.9 mb/d in 2024, + 1.2 mb/d in 2025	• Iron ore ton-mile Capesize: + 5.7 % in 2024, + 1.4 % in 2025 • China real GDP growth: + 4.9 % in 2024, + 4.7 % in 2025	• TEU-mile: + 17.7 % in 2024, + 3.0 % in 2025 • Container trade volume growth: + 5.4 % in 2024, + 2.8 % in 2025	• Ton-mile: + 4.0 % in 2024, + 3.5% in 2025 • Global GDP growth: + 3.2 % in 2024, + 3.3 % in 2025	• Today, 76.7 GW of offshore wind capacity is active globally • 9.0 % growth (6.5 GW) in 2024 • Annual CAGR 2025-2035 of 13.0 %
Supply side	• OB/F far below historic averages (VLCC 9.3 %, Suezmax 15.9 %) • 2025 fleet growth of 1.2 % versus ton-mile demand growth of 1.9 % • By 2030, 37 % of the Suezmax fleet > 20 years (+ 244 Suezmax, order book at 110 Suezmax)	• OB/F far below historic averages (Capesize 7.8 %) • Iron ore fleet demand + 1.4 % versus Capesize fleet supply of + 1.3 % • By 2030, 40 % of the Capesize bulk-carriers wil be > 20 years (+ 823 Capesize, order book at 136 Capesize)	• The boxship fleet grew by 10.1 % in 2024, and is expected to grow by 5.5 % in 2025 • Historically high OB/F: 27.0 % in 2024 (average over all sizes)	• OB/F ratio at 14.3 % of the current corestanless steel chamical tanker fleet • 9 % of the fleet is currently 28 years or older	• OB/F ratio at 16.1 % for CTVs and 51.3 % for CSOVs • 14 CSOVs planned to be delivered to European owners in 2025

EURONAV
The ocean is our environment



VLCC	Suezmax
2024	2024
14 + 5	19 + 2
Q4'25	Q4'25
14	19
Q4'26	Q4'25
17	21
Q4'27	Q4'27
19	21
avg. age CMBT	avg. age CMBT
9.6	7.6
avg. age industry	avg. age industry
12.4	12.6
OB/F	OB/F
9.3%	15.9%
resale	resale
149 mUSD	96 mUSD
5y old value	5y old value
114 mUSD	76 mUSD

Euronav – Tanker Markets [1]

Euronav fleet on the water

During the year 2024, CMB.TECH took delivery of two super-eco Suezmax tankers (Helios, Orion) – whilst selling 22 tankers through-out the year. Clearly embodying CMB.TECH's strategy of recycling older tonnage into a more future-proof fleet (both crude tankers as into diversified end markets). Today's fleet on the water still comprises out of 14 VLCCs, 19 Suezmax and 2 FSOs. In addition, 5 super-eco dual fuel ammonia-ready VLCCs are on order with deliveries 2026/2027 (CSSC Qingdao Beihai Shipbuilding) as well as two super-eco Suezmax with deliveries Q2 2026 (Daehan Shipbuilding).

Over the year 2024, the order book for both VLCCs and Suezmax increased. At the end of 2024, the Order Book to Fleet Ratio for VLCCs stood at 9.3% and for Suezmax at 15.9%. The average age increased to 25-year all-time highs of 12.4 years for VLCCs and 12.6 years for Suezmax vessels. Tanker asset values have been easing since reaching their highs in mid-2024, though a tight shipyard market is keeping newbuilding prices very high.

Market dynamics

After a strong performance in the first half of 2024, crude tanker spot rates saw a retraction to lower levels in the latter half, failing to capitalise on the typical seasonal uptick associated with winter demand. Despite this softer finish to the year, Euronav's Very Large Crude Carrier (VLCC) and Suezmax earnings managed to stay above their respective 10-year historic averages, highlighting underlying market resilience even amidst a challenging backdrop. The 10-year averages for VLCC and Suezmax earnings stand at USD 35,251/day and USD 32,439/day, respectively, providing a benchmark for the enduring strength in these segments. In 2024, Euronav realised a TCE for VLCCs of USD 44,600/day and for Suezmax of USD 45,600/day.

The broader seaborne transportation of crude oil was significantly impacted by a combination of factors. Chief among them was a downturn in Chinese demand, with the country reducing its crude imports by approximately 200,000 barrels per day in 2024. Weak economic growth, a shift to LNG-fuelled trucks and the growth in electric vehicles sales up 50.0% YoY in Nov-24, have all eaten into Chinese oil demand. This decline was further exacerbated by a strategic shift in China's crude sourcing, as it replaced longer-haul imports from the Atlantic basin with sanctioned oil from Russia and Iran. The sanctioned import of crude oil, particularly from Iran, played a major role in reshaping the market dynamics. The flow of Iranian oil into China, either directly or through intermediaries like Malaysia, averaged 1.2 million barrels per day throughout 2024. This significant volume translated into an estimated 250 VLCC fixtures annually, marking a substantial portion of the market dedicated to sanctioned trades.

Additionally, global crude supply was constrained by persistent OPEC+ production cuts, which remained in place throughout the year. Non-OPEC production did also underperform with Brazilian crude production disappointing, further limiting the available supply for international markets. These supply-side factors contributed to the overall decline in seaborne transportation demand.

Consequently, crude ton-mile demand, excluding sanctioned trades, declined by 3.5% in 2024 compared to the previous year. Stricter enforcement of sanctions on Iran and Russia could tighten global supply and spur demand for long-haul crude transportation by the regulated fleet. Moreover, with limited new tanker capacity coming online, the market may see a supportive environment for rate recovery throughout 2025.

[1] Own data analysis basis Clarksons SIN, Jefferies, OPEC

B

BOCIMAR

Newcastlemax

2024

10 + 20

Q4'25

19

Q4'26

30

Q4'27

30

avg. age CMBT

0.43

avg. age **industry**

11.3

OB/F

7.8%

resale

75

mUSD

5y old value

62

mUSD

Bocimar – Dry-Bulk Markets [1]

Bocimar fleet on the water

During the year 2024, CMB.TECH took delivery of eight 210,000 DWT super-eco ammonia-ready Newcastlemax vessels (Mineral Luxembourg, Mineral France, Mineral Deutschland, Mineral Italia, Mineral Danmark, Mineral Eire, Mineral Hellas and Mineral Espana). Today's fleet on the water comprises out of ten Newcastlemaxes. In addition, eighteen super-eco dual fuel Newcastlemaxes, of which 8 ammonia-ready and 10 ammonia-fitted, are on order with deliveries 2025/2026 (CSSC Qingdao Beihai Shipbuilding) and two 5,000 dwt coasters with deliveries Q3/Q4 2026 (Dung Quat Shipyard).

Over the year 2024, the order book for Newcastlemaxes slightly increased – yet – remains the most favourable of all shipping segments. At the end of 2024, the Order Book to Fleet Ratio for Newcastlemaxes stood at 7.6%. The average age increased to 15-year all-time highs of 11.3 years. Dry bulk asset prices have remained relatively stable at high levels since an initial flurry of sale-and-purchase deals in February sent second-hand Cape values up 40.0% to start the year. Values have only declined slightly in the last quarter of the year despite the pull back in spot and time charter rates. Time charter rates today are roughly in line with those averages seen in 2023, though second-hand values remain 30.0% higher.

2024 demand and supply

Following a challenging year for the dry bulk sector in 2023, Cape rates experienced several significant rallies in 2024, surpassing USD 30,000/day during peak periods. Bocimar's Newcastlemax vessels averaged a strong USD 30,600/day for the year 2024, reflecting a recovery in market dynamics. The driving force behind the Cape market's performance was sustained Chinese demand for iron ore, with imports increasing by nearly 5.0% year-over-year.

Despite this uptick in iron ore imports, Chinese steel production declined by 3.0% in 2024. This contraction was driven by a sluggish domestic economy and weak internal demand, resulting in a 22.0% surge in steel exports. The dynamics of the Cape market, particularly the fluctuations in Q4, can be attributed to the spread between imported and domestic iron ore prices. In the third quarter, domestic Chinese iron ore prices averaged USD 114 per ton, compared to the landed cost of imported iron ore at USD 104 per ton. This USD10 per ton differential spurred a significant increase in imports, which in turn propelled Cape rates higher, counter to typical seasonal trends. However, as this price spread narrowed in the fourth quarter, spot iron ore volumes pulled back, leading to a decline in Cape rates. Several additional factors contributed to the softer Newcastlemax market in the fourth quarter. Persistent fleet growth at approximately 3.0% annually, sluggish demand outside of China, reduced port congestion, heavy rain in Brazil and a plateau in ton-mile growth collectively weighed on market performance.

2024 also marked a pivotal development with the final investment decision (FID) for the Simandou Project in Guinea. This significant iron ore mining project is slated to commence production by late 2025, with a ramp-up phase extending over 30 months to reach an annualized capacity of 120 million tons. Over recent years, bauxite exports from West Africa to China have surged, contributing to the evolving dynamics of the dry bulk market. Historically, long-haul voyages from Brazil to China were a key driver of higher dry bulk rates. The rise in West African trade has provided an additional buffer, supporting market rates. West Africa Cape loadings made up less than 30.0% of Cape loadings in Brazil in 2021. Since then, West Africa Cape loadings have risen significantly. West Africa loadings now equate to 55.0% of those loadings in Brazil.

[1] Own data analysis basis Clarksons SIN, Morgan Stanley, Jefferies, Arrow, Rio Tinto

DELPHIS

6,000 TEU

2024

4 + 1

Q4'25

4

Q4'26

5

Q4'27

5

avg. age *CMBT*

1.0

avg. age **industry**

13.9

OB/F

6.4%

resale

96

mUSD

5y old value

79

mUSD

Delphis – Container Markets [1]

Delphis fleet on the water

The Delphis fleet includes the following container vessels: (i) four container vessels of 6,000 twenty-foot equivalent units (TEU) which are ready to be fitted with ammonia engines (2024 deliveries: CMA CGM Zingaro, CMA CGM Etosha, CMA CGM Dolomites) and (ii) one container vessel of 1,400 TEU that is a newbuilding under construction (currently expected to be delivered in 2026 at Qingdao Yangfan Shipbuilding) fitted with a dual fuel ammonia engine.

Delphis' newbuilding program, conducted under favourable long-term charter contracts with CMA-CGM (6,000 TEU – 10 year TC) and Yara/OCL (1,400 TEU – 15 year TC), underscores the Company's commitment to modernisation and sustainability. The 1,400 TEU will be the world's first dual fuel ammonia container vessel, reflecting Delphis' dedication to futureproofing the fleet amidst evolving regulatory landscapes.

Over the year 2024, the container vessel supply stood at 30.9 million TEU (~11.0%). The overall container order book to fleet increased to 27.0% – yet – the 3,000-6,000 TEU segment OB/F stood only at 6.4%. The container vessel overall average age stood at 13.78 years – and 13.99 years for the 6,000-7,999 TEU category.

2024 demand and supply

The container shipping sector experienced one of its strongest years in 2024, surpassed only by the extraordinary post-COVID years of 2021 and 2022. Following a challenging 2023, characterised by significant retailer de-stocking and the initial impact of a substantial wave of newbuild deliveries, expectations for 2024 were initially bearish. However, the year took an unexpected turn due to geopolitical disruptions.

In late December 2023, a series of Houthi attacks in the Red Sea prompted widespread route diversions by ocean carriers. This shift resulted in approximately 90.0% of Red Sea vessel capacity being rerouted around the longer Cape of Good Hope route, impacting over 700 vessels. Given that the Red Sea traditionally accounts for more than 20.0% of container ship trade, this diversion effectively removed over 12.0% of the fleet's capacity from regular operations.

Despite the influx of new vessel deliveries, which saw an 11.0% increase in 2024, these capacity reductions were more than compensated by a robust 6.0% growth in trade volumes, particularly along mainline routes and trades between Asia and developing economies. This led to an average estimated capacity utilisation of 88.0% for the year. Without the Red Sea diversions, utilisation would have been significantly lower, closer to 75.0%. The resulting TEU-mile growth for 2024 was a remarkable 17.7% year-over-year.

The strong freight rate environment throughout 2024 encouraged ocean carriers to secure longer-term charters. The average charter duration more than doubled to 22 months by mid-2024, compared to 10 months during the previous 18-month period. Additionally, three-year term rates for 6,500 TEU vessels surged to USD 50,000/day from USD 20,000/day over the past year. This strategic shift allowed shipowners to significantly extend their revenue backlogs and enhance the quality of their earnings.

[1] Own data analysis basis Clarksons SIN, Jefferies

B

BOCHEM



2024
6 + 4

Q4'25
7

Q4'26
10

Q4'27
10

avg. age CMBT
0.8

avg. age industry
12.45

OB/F
12.7%

resale
50
mUSD

5y old value
42
mUSD

Bochem – Chemical Markets [1]

Bochem fleet on the water

During the year of 2024, Bochem took delivery of four 25,000 dwt stainless chemical tankers (Bochem Casablanca, Bochem Shanghai, Bochem New Orleans and Bochem Brisbane) – bringing the fleet to six 25,000 dwt stainless chemical tankers on the water. The vessels are ammonia-ready. Further fleet expansion with two 25,000 dwt ammonia-ready stainless steel chemical tankers to be delivered by Q4 2025 (China Merchants Jinling Shipyard), and two dual fuel fitted 17,000 dwt bitumen tankers by Q4 2026 (China Merchants Jinling Shipyard).

Two chemical tankers operate in the Stolt Pool, six chemical tankers have long-term time charter contracts (TC 10 year) and two bitumen carriers have long-term time charter contracts (TC 10 years).

Total chemical seaborne trade in 2024 experienced a modest increase, rising from 382 million tons to 386 million tons, reflecting a 1.0% year-over-year growth. Ton-mile growth was more pronounced, expanding by 3.5% as trade routes rerouted away from the Red Sea, contributing to increased demand for shipping capacity. The order book for new-building stainless steel chemical tankers saw further growth, reaching 203 vessels, representing an order book-to-fleet (OB/F) ratio of 12.7%. Despite this uptick in orders, the fleet faces significant challenges due to its rapidly ageing profile. Deliveries of new vessels remain limited, with only 111 expected to be delivered as of 2026 or later.

In terms of asset valuations, a comparative analysis of J19 tankers—considered the 'workhorses' of the chemical trade—and Medium Range (MR) tanker values reveals that chemical tanker valuations are aligned with their historical multiple relative to MR values. This alignment suggests that, despite current market dynamics, the pricing of chemical tankers remains consistent with long-term historical trends, providing a measure of stability in asset valuation.

2024 demand and supply

Global chemical production grew by +2.7% in 2024 (vs +1.7% in 2023). In Europe and USA, production stabilised at respectively ~0.8% and ~1.0% in 2024. Asian Emerging Markets at ~3.2% and China at ~4.0%.

The chemical tanker sector maintained its strong performance throughout 2024, despite experiencing some easing in market conditions during the second half of the year. The one-year time charter (TC) rate for a 19,999-deadweight tonnage (dwt) vessel averaged USD 20,771/day, which was 36.7% above the ten-year trend. This significant premium underlines the robust demand for chemical tankers over the past year.

The first half of 2024 saw freight rates spike to record levels, driven by a combination of factors. Disruptions in the Red Sea region created logistical challenges that tightened the supply of available vessels, while strong market conditions in the clean petroleum products (CPP) sector further bolstered demand for chemical tankers (aligning closely with Global GDP growth). Additionally, limited fleet growth contributed to the tight supply-demand balance, providing further support for elevated freight rates. Over the year 2024, the Panama Canal operations went back to normal.

By H2 2024, the share of seaborne chemicals transported by product tankers increased from 9.0% to 16.0% - resulting in a weaker than anticipated H2 of the year. In addition, Red Sea disruption effect reduced as Asia Pacific players have stepped into impacted trades to fill the voids. Hence, winter chemical tanker market seasonality has disappointed with spot markets remaining subdued throughout the second half of 2024.

[1] Own data analysis basis Clarksons SIN, BASF

WINDCAT

CTV	CSOV
2024 54 + 6	*2024* 0 + 6
Q4'25 60	*Q4'25* 2
Q4'26 60	*Q4'25* 5
Q4'27 60	*Q4'27* 6
avg. age CMBT 10.1	*avg. age CMBT* 0.0
utilisation 78%	*utilisation* 98%
OB/F 16.1%	*OB/F* 51.3%
NB price 6 *mUSD*	*NB price* 67 *mUSD*

Windcat – Offshore Wind Markets [1]

Windcat fleet on the water

During 2024, four CTVs were delivered: TSM Windcat 59, TSM Windcat 56, Windcat 57 and Hydrocat 58. Windcat 57 and all future newbuild MK5 vessels, are fitted with a dual fuel hydrogen engine on board as standard. These engines are co-developed by MAN and CMB.TECH. The vessels are being delivered with CMB.TECH's full hydrogen system installed, capable of carrying up to 458 kg of compressed hydrogen.

In addition, 8 CTVs are on order (TSM Windcat 59, Hydrocat 58, Hydrocat 60, Windcat 63, FRS Windcat 62, FRS Windcat 64, FRS Windcat 61, and FRS Windcat 65). Next to the CTVs, 6 CSOVs are on order (Ha Long Shipbuilding) with deliveries as from Q2 2025 till Q1 2027. The "Elevation Series" CSOVs have been designed by Damen Shipyards in cooperation with Windcat and CMB.TECH. The result is a revolutionary new design with increased capabilities and flexibility compared to existing vessels. The vessels are 87 m long, 20 m wide, can accommodate 120 people on board and will be powered by hydrogen.

European newbuild orders for CSOVs reached 8 speculative orders in 2024 (2023: 20), and 35 CTV orders in 2024 (2023:81). Most new vessel orders were for European "spec" assets, highlighting the oversupply in the Chinese market. All these new orders include battery integration and/or designs for dual fuel capability using methanol or hydrogen.

The overall offshore wind fleet stood at 1600 with an orderbook of 234, resulting in an order book to fleet ratio of 14.6% (18.3% in 2023). More specifically, the W2W market (Walk-to-Work fleet that includes CSOVs) reached 109 vessels with an order book of 56 (OB/F 51.3%), and the CTV market reached 683 vessels with an order book of 110 (OB/F 16.1%).

2024 demand and supply

The offshore wind sector continued its robust growth in 2024, with global active capacity expanding by 9.0%, adding 6.5 GW to reach a total of 76.7 GW. Notably, 39 GW of the total active capacity is outside of China (2024 outside China growth of 4.7GW). A further ~50 GW was under construction, representing the largest total on record. This growth underlines the sector's steady progress, now accounting for 0.4% of the global energy supply, up from 0.1% in 2014. The number of operational wind farms reached 333 globally, with 190 located outside China. The total number of turbines stands at 13,943, of which 7,269 are outside China. The internationalisation of the industry is evident, with active projects spanning 20 countries, up from 13 in 2014.

Global investment in new offshore wind projects saw a mixed performance in 2024, with CAPEX commitments falling by 35.0% year-on-year to USD 37.7 billion. Europe saw a sharper decline, with investments down 50.0% to USD 8.1 billion. Despite high costs, some inflationary pressures eased. The sector faced varied government and financial market support across different regions, emphasising the importance of project economics. Enthusiasm for floating wind projects cooled.

The European 'wind' vessel market remained robust, particularly during the summer months. The European CSOV market was effectively fully utilised in the summer – further growing y-o-y. The overall CTV demand continues to rise y-o-y when looking at the monthly CTV activity. Charter rates for Crew Transfer Vessels (CTV) and Commissioning Support and Operations Vessels (CSOV) increased by approximately 10.0% and 17.0% y-o-y, respectively.

In addition, on numerous occasions this year, W2W owners walked away from W2W charters in the renewables space to seek traditional work scopes and ultimately chase the healthy rates and term contract deals in offshore oil and gas industry.

[1] Own data analysis basis Clarksons SIN/RIN, TGS 4C Offshore, CSO Shipbrokers


HYDROTUG 1

Hydrogen-powered port vessels

CMB.TECH owns, operates & designs hydrogen-powered port vessels, including two ferries, Hydroville and Hydrobingo, and a tugboat, Hydrotug 1. The Hydroville, built in 2017, and the Hydrobingo, built in 2021, are the world's first hydrogen-powered ferries. The Hydroville is operating out of Europe and the Hydrobingo out of Japan (through the joint-venture JPNH2YDRO). They are both powered by dual fuel hydrogen high speed engines. The Hydrotug 1, built in 2022-2023, is the world's first hydrogen-powered tugboat. This tug, with a bollard pull of 65 tonnes, is operated by the Port of Antwerp-Bruges. In Q1 2025, CMB.TECH has ordered a newbuild dual fuel hydrogen-powered multifunctional port utility vessel (MPHUV) (shipyard: Neptune Construction).

Tugboats are crucial for port operations globally, aiding in ship manoeuvring and cargo movement. Ports are increasingly adopting greener technologies to cut greenhouse gas emissions. The Hydrotug 1, the world's first dual fuel hydrogen-powered tugboat, sets a precedent for decarbonising port operations. It highlights the viability of hydrogen as a clean energy source in the port environment and wider maritime sector. With increasing concerns about climate change, demand for dual fuel hydrogen tugboats is also growing worldwide. These vessels have the potential to revolutionize port operations, aligning with emission reduction goals and regulatory mandates.

CMB.TECH fleet

On 31 December 2024, CMB.TECH owned and operated over 150 vessels. Our fleet (including newbuildings & vessels on charter) consists of:

Figure 12: CMB.TECH fleet in numbers


CMB.TECH fleet
in numbers
158
vessels
in total
Average age
6.39
years
Category
42
tankers
30
dry-bulk
5
container
10
chemical
68
offshore
wind
3
port
vessels
Energy
85
conventional
NH_3
46
ammonia ready
ammonia fitted
27
dual fuel
hydrogen

On 31 December 2024 the fleet of CMB.TECH', including vessels on charter, consisted of the following:

Table 3: CMB.TECH fleet

	Owned	Newbuilding
Euronav		
VLCC	14	5
Suezmax	19	2
FSO	2	
Bocimar		
Newcastlemax	10	18
Coaster	0	2
Bochem		
Chemical tanker	6	2
Product	0	2
Delphis		
Container vessel 6000 TEU	4	0
Container vessel 1400 TEU	0	1
Windcat		
CTV	54	8
CSOV	0	6
Port vessels		
Tugboat	1	
Ferries	2	

TCE Rates

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:

Table 4: TCE Rates

In USD per day	Full year 2024	Full year 2023
CRUDE OIL TANKERS		
VLCC		
Average spot rate (in TI Pool)*	44,600	47,600
Average time charter rate**	46,600	48,500
SUEZMAX		
Average spot rate***	45,600	55,700
Average time charter rate	31,000	30,500
FSO		
Average time charter rate**	87,330	
DRY BULK VESSELS		
Average spot rate	30,600	
CONTAINER VESSELS		
Average time charter rate	29,400	
CHEMICAL TANKERS		
Average spot rate	25,600	
Average time charter rate	19,900	
OFFSHORE WIND		
Average time charter rate	2,973	

**CMB.TECH owned ships in TI Pool or Stolt Pool (excluding technical offhire days)*
***Including profit share where applicable*
**** Reporting load-to-discharge, in line with IFRS 15*


ncl
POWERED by CLEAN AMMONIA
YARA-EYDE

Sustainability Report

Sustainability report

Letter from the CEO

Dear Shareholders,

In 2024, Euronav became CMB.TECH. We transitioned from being a pure-play crude oil carrier to a future-proof and diversified maritime group.

This is a major milestone in the history of our company and the next chapter in our value creation. Our sustainability strategy is a key part of what we do. Not only do we adhere to strict international standards, we go beyond these standards and are heavily invested in developing solutions that can lower our environmental impact and make our business more sustainable.

We have put more hydrogen-powered ships on the water, we have continued to develop our ammonia-powered engines and ships (first ship delivering in 2026), we have inaugurated our hydrogen production facility in Walvis Bay (Namibia) and we have opened our Hydrogen Engine R&D Centre in Japan. We have also continued to improve the performance of our existing fleet through the installation of energy efficiency devices and the close digital monitoring of our operations.

We want to prove that low carbon solutions work, and that low carbon solutions can be profitable. For our customers and for CMB.TECH. That is why we Decarbonise Today to Navigate Tomorrow.

Yours sincerely,

Alexander Saverys

CEO




HYDROTUG 1

Sustainability key figures 2024

GOLD | Top 5%
ecovadis
Sustainability Rating
DEC 2024

MOODY'S RATINGS
SQS2
Very good

IMO CII Score A
Bocimar
Bochem

IMO CII Score B
Euronav
Delphis

0.29
Lost-time Incident Frequency Rate (number of Lost-time injuries (LTI) among the crew per milion exposure hours)

0
Oil spills

Sustainability key figures 2024

Table 5: Sustainability key figures 2024

Metric	Unit	CMB.TECH 2024	Euronav 2023	2022
GHG emission management	See page	page 73 - 79	pages 48-52	p 58-62
Energy Mix **(1) Total energy consumed;** **(2) percentage heavy fuel oil;** **(3) percentage renewable**	Gigajoules, Percentage (%)	1) 22,467,353 2) 85% 3) 0%	1) 27,636,524 (excluding TC out consumption) 2) 65% 3) 0%	1) 30,610,912 2) 72% 3) 0%
Air emissions of the following pollutants: **(1) NOx (excluding N2O),** **(2) SOx**	Metric tons (t)	1) 52,669 2) 4,784	1) 64,409 2) 5,992	1) 59,486 2) 5,701
Number and aggregate volume of oil spills and releases to the environment	Number, Cubic meters (m3) or Metric tonnes	0	0	0
Port state control **Number of** **(1) deficiencies and** **(2) detentions received from regional port state control (PSC) organisations.**	Number	1) Deficiencies: 97 2) Detention: 1	1) Deficiencies: 46 2) Detentions: 0	1) Deficiencies: 52 2) Detentions: 0
Corruption risk **Number of calls at ports or net revenue in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index**	Number	29	16	16
Policies and targets **Description of main policies and targets**	See page	p 84	p 49	p 58

Table 6: Sustainability key figures 2024

Activity metric	Unit	CMB.TECH 2024	Euronav 2023	2022	REFERENCE STANDARD
Number of seafarers*	Number	2,500	3,000	3,278	TR-MT-000.A
Total distance travelled by vessels	Nautical miles	3,371,766	4,213,571	4,046,580	TR-MT-000.B
Operating days	Days	17,647	24,474	23,807	TR-MT-000.C
Deadweight tonnage	Thousand deadweight tons	14,440,518	17,129,865	16,690,929	TR-MT-000.D
Number of vessels in total shipping fleet	Number	158	68	70	TR-MT-000.E
Port calls	Number	1,268	1,553	1,852	TR-MT-000.F

**Most of our seafarers are employed under contracts with our third party ship management partners*


BOCHEM ROTTERDAM
MADEIRA

Sustainability Strategy

Times are changing, and the group's goal is clear: low carbon emissions by 2050. But 2050 is far away. A more urgent approach is needed. This is why we are committed to a reduction in the carbon intensity of international shipping. We have set out a clear timeline with intermediate goals between now and 2050.

To accomplish this goal, we track, measure and quantify the GHG/CO2 emissions from our diversified fleet. To measure environmental impact, we use a comprehensive set of metrics, which are internationally recognised and accepted by the maritime industry and the International Maritime Organization (IMO) as universal Key Performance Indicators.

1. Short term targets

- Adherence to the Poseidon Principles and having a fleet-wide CII rating of a C or better on a consolidated basis per marine division
- Decline the carbon intensity of the CMB.TECH fleet through implementation of further phases of the Energy Efficiency Design Index (EEDI) for new ships and the Energy Efficiency Existing Ship Index (EEXI)
- CMB.TECH commits itself to focus on ordering low carbon emission fitted/ready newbuild vessels

2. Mid-term targets

- Reduction in carbon intensity of our fleet by at least 40% by 2030 compared to 2008. This means a reduction in EEOI in gCO2/TN by at least 40% and a reduction in AER in gCO2/DWTN by at least 40%
- Gradual increase of our low carbon dual fuel fitted fleet on the water
- Produce, consume and/or source low carbon ammonia (NH3) by 2030

3. Long-term target

- To own and operate a low carbon emission capable fleet from 2050 – in order to support the 2023 IMO GHG strategy of reaching net-zero absolute GHG emissions by or around 2050

Disclaimer: The metrics mentioned above are non-binding targets based on current knowledge, legislation and today's estimated technology readiness. Additionally, these targets may be subject to change, both positively and negatively, depending on the adoption of alternative low carbon fuels by our charterers on the time charter contracted fleet.

Decarbonising shipping

CMB.TECH is leading the way in decarbonising the maritime industry. We are developing and investing in innovative technologies that can redefine the future of shipping. We believe that hydrogen and ammonia can decarbonise the shipping industry. Several hydrogen-powered ships are already in operation and we have an extensive order book of more ships that can be powered by hydrogen and many deep sea ships that will be powered by ammonia.

We are not just users of low carbon fuels; we also produce, distribute and transport hydrogen & ammonia, playing an integral role in the realm of low-carbon fuels. CMB.TECH doesn't only follow the 2023 IMO GHG strategy trajectory – but leads the way.

Decarbonise Today, Navigate Tomorrow

At CMB.TECH we want to decarbonise the maritime industry. In our Marine Division we build, own, operate and design a future-proof fleet powered by hydrogen or ammonia. In our H2 Infra Division, CMB.TECH offers hydrogen and ammonia fuel to its customers, either through own production or by sourcing it from third-party producers. In our H2 Industry Division, CMB.TECH designs and converts port and industrial applications to run on hydrogen – in cooperation with leading OEMs and port operators. Our well-equipped Research and Development Centre is powered by highly skilled engineers specialized in hydrogen systems.

Fossil fuels like the marine diesel we use are still much cheaper, easier to use and available in abundance around the world. For new low-carbon technologies to gain traction, many investments are needed: renewable electricity to produce low-carbon fuels, bunker/refuelling infrastructure and sufficient availability of low-carbon fuels in key ports, affordable technology and a regulatory framework and/or market-based measures to close the cost gap between conventional and low-carbon fuels. We expect this to take some time to materialise.

That is why we continue to work hard on improving the energy efficiency of our existing ships through operational and technical measures. These measures are also implemented on our dual-fuel hydrogen and ammonia newbuilding ships.

Operational energy-efficiency measures

There are various operational measures that can improve the energy efficiency of a ship. The reduction of the speed of the ship is for example a very effective measure to reduce a ship's main engine energy consumption and energy losses can be reduced/minimised by reducing hull friction (hull coating and cleaning) or by improving the efficiency of propellers (cleaning and polishing).

The operational carbon intensity of a ship, as measured by the CII-metric, can also be improved by reducing the time that a ship emits CO_2 emissions while not covering any distance, e.g. reducing the time at anchorage or at berth or using onshore power.

Weather routing tools, CII monitoring, operational efficiencies and voyage speed optimisation, ship design, engine innovations and digital transformation platforms are some of the many levers that drive our day-to-day environmental performance.

At CMB.TECH, we have a dedicated team working on voyage optimisation leveraging weather routing and other operational efficiencies. Our innovation teams are working on smart digital solutions such as the ZeroNorth platform to enable data decision-making for real-time performance improvements, and our operations and chartering people are part of leading industry coalitions focusing on short-term actions that can significantly reduce the industry's emissions (such as Global Maritime Forum Short Term Action Taskforce and Getting to Zero Coalition).


EURONAV
NH₃

Figure 14: Energy efficiency improvements

Green fuels H2/NH3 engine technology

- CMB.TECH H2 Infra: production of NH3/H2 (Antwerp, Walvis Bay)
- CMB.TECH Industry: proprietary H2 combustion
- Piloting use of Biofuels onboard the fleet

Operational energy-efficiency improvements

- Advanced weather routing algorithms
- Cargo & trum optimisation
- Hull cleaning
- ZeroNorth Platform onboard the CMB.TECH fleet


S - M
M - L
Energy efficiency improvement
S - M
M - L
Short - Medium - Long

Portfolio Effect

- Engineering of efficient vessels
- Future-proof new build program (#48 on order)
- Recycling capital of older tanker tonnage into a future-proof diversified fleet

Technical energy-efficiency improvements

- Several technical measures have been analysed, piloted and installed onboard the CMB.TECH fleet (a.o. Mewis duct energy saving, Propeller bass cap fins, Variable frequency drives, LED lighting)

Technical energy-efficiency measures

There are various technical measures that can improve the energy efficiency of a ship, some of which can only be applied to newbuild ships while others can also be retrofitted/applied to existing ships. A new ship can be designed to feature improved hydrodynamics and aerodynamics and can be equipped with efficient devices (engines, propellers, etc.), ideally designed/selected as part of an overall optimisation to also minimise efficiency losses in the interaction of the different design elements.

Our technical teams are joining forces with engine designers and manufacturers to ensure that the latest energy-saving technologies are part of our decarbonisation efforts. Our ship management teams are taking advantage of the dry-docking of our vessels to install energy management and energy saving technologies, with more than 100 retrofit projects having been scheduled between 2022-2027. Combined with our fleet rejuvenation effect, our carbon intensity (measured by AER) is expected to be at least aligned with the Poseidon Principles AER trajectory.

Examples of today's measures taken on the existing fleet: Propeller Boss Cap Fins, Mewis Duct® energy-saving devices, bulbous bow modification, new propeller designs based on the operational profile of the fleet, variable frequency drives for seawater pumps, variable frequency drives for engine room fans, applied high-performance anti-fouling coatings, fuel efficiency boosters and LED lighting.

For the newbuilds on order, the CMB.TECH technical team has taken following additional measures: benchmarking hull coating performance, adding battery technologies to certain part of the fleet, complying with EEDI phase 3, benchmarking performance of main & generator engines, comparing various hull shapes and select the most efficient ones based on an operational profile, comparing various propeller designs and select the most efficient, using waste heat to generate electricity, fitting shaft generators, fitting high efficiency rudders and installing Variable Frequency Drives (VFD) for major pumps and fans.

Portfolio effect & green fuels

CMB.TECH sets a target of reducing carbon intensity of the fleet by at least 40% by 2030 compared to 2008. This means a reduction in EEOI in gCO_2/TN by at least 40% and a reduction in AER in gCO_2/DWTN by at least 40%. In addition, CMB.TECH aims for a 5% to 10% uptake of low carbon emission fuels by 2030.

Today CMB.TECH already has a fleet of H_2 dual fuel vessels on the water and a committed order book of dual fuel NH_3 fitted vessels. CMB.TECH designed and delivered the world's first dual fuel hydrogen small scale passenger ferry, tugboat and crew transfer vessel (CTV). All commissioned successfully and are in operation today. In addition, CMB.TECH has 11 dual fuel ammonia fitted vessels on order.

In addition to dual fuel engine technology, CMB.TECH is equipping a selection of the newbuild fleet with power plug-in systems and electrical batteries. For instance, the six CSOVs will feature a storage capacity of 994 kWh per vessel and are capable of delivering 3MW, along with a 2000kW power cable for both onshore and offshore power connections. Furthermore, biofuel blending will be implemented for select vessels within the fleet as part of the strategy to ensure compliance with both international and local regulations, as well as to meet CMB.TECH's sustainability targets.

Industry partnerships

CMB.TECH also recognises the significance of collaboration and partnerships in fostering innovation, and has actively engaged with prominent industry players, technology firms and research institutions, driving knowledge exchange to shape the future of maritime operations and decarbonise shipping.

By engaging with EU-funded R&D projects, CMB.TECH is actively supporting decarbonisation efforts – with the involvement in the Digital Twin 4Green Shipping (DT4GS) and the OPTIWISE project. In addition, CMB.TECH was a member of the Short-Term Actions Taskforce of the Global Maritime Forum that evolved into a new work stream called: 'Driving operational efficiency through collaboration'. CMB.TECH is also involved in the SYNERGETICS projects (dual fuel engine) and an ESA project working on scope 3 emissions.


POWERED BY HYDROGEN
HYDROBINGO

Sustainability at CMB.TECH

Sustainability is a core value at CMB.TECH because it affects the long-term health and success of its people, the group and the environment in which it operates. It involves a commitment to safety and environmental protection practices, as well as an innovative approach to the use of technology and information. CMB.TECH's sustainability policy aligns with the UN Sustainable Development Goals' purpose of a 'shared blueprint for peace and prosperity for people and the planet, now and into the future'. To achieve that, CMB.TECH has identified targets it can influence and linked them to key environmental, social and governance (ESG) key performance indicators (KPI).


ESG KPIs
17 PARTNERSHIPS FOR THE GOALS
3 GOOD HEALTH AND WELL-BEING
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER

Figure 15: CMB.TECH SDGs


H2 ACADEMY
CLEANERGY SOLUTIONS

Transparent reporting (CSRD/EU Taxonomy)

CSRD and EU Taxonomy

The EU taxonomy is a classification regulatory system which attempts to identify environmentally sustainable economic activities. CMB.TECH discussed its EU taxonomy for the first time in the course of Annual Report 2021, mainly on qualitative information about EU Taxonomy relevance with the Company's core business model and expectations. Eligible activities are activities that are covered by the Taxonomy regulation.

Non-Financial Reporting Directive (NFRD) application applies to companies with an average number of employees during the specific financial year exceeding 500 and a balance sheet total exceeding €20 million or net turnover exceeding €40 million on balance sheet date. CMB.TECH did not classify as NFRD as the number of employees were below the 500 threshold.

The EU's sustainability reporting landscape has evolved significantly with the introduction of the Corporate Sustainability Reporting Directive (CSRD), replacing the NFRD from 31 December 2024. Initially, the CSRD, alongside the EU Taxonomy and the upcoming Corporate Sustainability Due Diligence Directive (CSDDD), would have expanded reporting requirements to more companies through 2025, 2026, and 2028. However, in January 2025, the European Commission outlined its Competitiveness Compass, emphasizing the need to simplify regulations and reduce reporting burdens by at least 25% for all companies and 35% for Small and Medium Enterprises (SMEs).

On 26 February 2025, the Commission introduced an Omnibus package to streamline reporting while maintaining transparency, proposing changes to the scope and timing of the CSRD, EU Taxonomy, and CSDDD. CMB.TECH is defined as listed SME for both CSRD (<1000 employees) and EU Taxonomy (<1000 employees). SMEs with securities listed on EU regulated markets, have no longer any reporting requirements under CSRD and EU Taxonomy. Hence, CMB.TECH will only report Sustainability and Taxonomy-related information on a voluntary and case-by-case basis.

Materiality

Double materiality assessment under CSRD

CSRD directed the creation of the ESRS (European Sustainability Reporting Standards) which were developed by EFRAG (European Financial Reporting Advisory Group) as part of the of the European Green Deal.

The double materiality assessment is the foundation and starting point for reporting according to the ESRS. In January 2024, a detailed double materiality assessment was initiated to identify CMB.TECH's most material ESG topics and to develop policies, actions and targets to minimise negative impacts, mitigate risks and seize opportunities. Both the perspective of impact materiality (inside-out perspective) and financial materiality (outside-in perspective) were taken into consideration.



Impact materiality identifies the impacts (actual or potential, positive or negative) the company has on people or the environment over the short-, medium- or long-term time horizons. Financial materiality identifies the risks and opportunities that trigger effects on the company's cash flows, development, performance, position, cost of capital or access to finance in the short-, medium-, or long-term time horizons.

As marine activities contributed 100% of the revenue and 98% of the CAPEX as per 30th of June, 2024 of CMB.TECH, the other activities are considered as not material for the double materiality assessment. Current and future investments are focused on marine activities. A

Identification of IROs

CMB.TECH completed an analysis of the annual report of CMB.TECH and reports of their peers per activity to identify potential material ESG topics based on the ESRS 1 AR 16 guidelines.

CMB.TECH identified the material IROs relating to ESG matters across its own operations and in its upstream and downstream value chain. By compiling a comprehensive list of impacts, risks and opportunities, CMB.TECH could prioritise them for further assessment and analysis.

The IROs were validated by the coordinating committee of CMB.TECH.

Understanding of affected stakeholders and users of sustainability statements

CMB.TECH applied objective criteria using appropriate qualitative thresholds to assess the materiality of impacts we defined.

The group engaged with internal and external stakeholders to identify areas where CMB.TECH could provide the most value in creating positive impact for people and planet. To understand their views and interests, a questionnaire was sent out.

The questionnaire consisted of two questions:

The impact materiality, meaning the impact CMB.TECH has on the related topic (inside-out impact).

The financial materiality, meaning the impact the related topic has on CMB.TECH (outside-in impact).

Possible scores ranged from 1 to 10.

Financial materiality assessment

Sustainability risks and opportunities are assessed based on their likelihood of occurrence and the potential magnitude of their financial effects in the short-, medium- and long-term. Therefore, the coordinating committee went through the list of potential material risks and opportunities and applied a set of objective qualitative thresholds, which are translated into quantitative thresholds, to estimate the anticipated financial effects.

Consolidating impact and financial materiality

Figure 16 below shows the correlation between the impact materiality (x-axes) and the financial materiality (y-axes). Topics with a higher score are considered to have a bigger impact.

CSRD and EU Taxonomy reporting

SMEs with securities listed on EU regulated markets, have no longer any reporting requirements under CSRD and EU Taxonomy. Hence, CMB.TECH will only report Sustainability and Taxonomy-related information on a case-by-case and voluntary-basis. The DMA analysis will be used as source of inspiration when defining the Sustainability strategy and the topics of the Sustainability report.

Figure 16 – Final scoring of material topics


Heat map - DMA
Financial materiality
Impact materiality
35,00
30,00
25,00
20,00
15,00
10,00
5,00
0,00
-5,00
0,00
2,00
4,00
6,00
8,00
10,00
12,00
CC
BC
OWF
AP
WP
WVEQ
WVOE
BIOL
WA
SPEC
WWWC
WVHS

Table 7 – Overview of abbreviations used

Sub Topic	Abbreviation
Business conduct	BC
Climate change	CC
Direct impact drivers of biodiversity loss	BIOL
Equal treatment and opportunities	WVEQ
Health & satefy	WVHS
Impact on the state of species	SPEC
Other work-related rights	WVOE
Own Workforce	OWF
Pollution of air	AP
Pollution of water	WP
Waste	WA
Working conditions	WVWC

Table 8 – Overview of material topics

General Business Theme	Material topic	ESRS
Environment	Climate change	ESRS E1 (1-9)
Environment	Pollution of air and water	ESRS E2 (1-4 + 6)
Social	Own workforce	ESRS S1 (1-17)
Social	Workers in the value chain – working conditions (other than health and safety)	ESRS S2
Social	Workers in the value chain – health & safety	ESRS S2
Governance	Business conduct	ESRS G1 (1-6)

Stakeholder engagement

Figure 16: Stakeholder engagement

	Customers	Investors & shareholders	Seafarers / Employees	Society	NGO / Thought leader	Environment
Constituency	• Cargo owners • Pools • Vessel owners • Charterers • Traders • Refiners • NGO & IOC	• Bond investors • Institutional investors • Retail investors • Industry analysis	• Seafarers • Onshore employees • Brokers	• Local communities • Charities • Academia • Media	• NGOs • Political bodies • Regulatory Bodies eg IMO • Industry groups eg ITOPF	• Regulatory bodies (EU) • Flag states • Global regulator eg IMO • Industry groups eg ITOPF
Engagement	• Charter parties • Strategic alignment • Data sharing • Operational feedback • Direct meetings • Pooling engagements	• Earnings call each quarter • Investor conferences • Website & press releases • Direct meetings • Roadshows	• Targeted conferences • Training and induction programmes • Safety committees • Engagement with senior personnel • Performance feedback	• Social initiatives • Disclosure of safety information • Local support	• Direct meetings • Conferences • Panel discussions	• NGOs • Regulators • Lobbying groups • Shipping bodies • Banks • Poseidon principles
Topics	• Quality of service • Costs • Vessel age • Efficiencies • Future fuels	• Operational performance • Strategic objectives • Governance • ESG compliance • Operational efficiency	• Seafarer movement • Mental health issues • Safety • Equal Opportunities • Ethical conduct • Working conditions	• Support initiatives • Charitable donation • Pastoral care for local employees	• Compliance • Future regulation • Authority over legislation • Shape and effects of future regulation	• Scale & scope of emission cuts • Reduction trajectory • Regulation • Initiatives eg Carbon Capture • Carbon pricing

Active engagement with financial institutions on ESG

CMB.TECH has been proactive in positioning for the future with its financing profile. Since 2020, CMB.TECH has started to convert its existing credit facilities into credit facilities with specific targets for emission reduction. These loans included terms with clear targets to reduce its Greenhouse Gas (GHG) emissions over their duration. The targets were effective immediately, with compliance over the first 12 months being rewarded with a reduced interest coupon.

Sustainable financing

CMB.TECH approaches each financing opportunity through a 'sustainable lens', together with its syndicate of partner banks that share the same values.

The current ESG linked facilities include following KPI's:

- A reduction in the Annual Efficiency Ratio (AER). In each loan agreement, a table is added with the average target AER for both VLCCs and Suezmaxes.
- Consumption Cap. This KPI is specific for the loan linked to the FSO vessels. For each quarter, a target fuel consumption is calculated. All fuel consuming aspects are considered, as well as the amount of crude oil that is processed. This KPI is achieved when the actual fuel consumption of a vessel is below the target fuel consumption.

In addition, the bareboat leases with Ocean Yield contain a sustainability KPI based on the CII performance of the vessels. The target is set at achieving CII rating of A or B at the delivery date, and on the first day of each calendar year thereafter.


HYDROCAT 60
H2

Sustainability quality score


SQS5
Weak
SQS4
Intermediate
SQS3
Good
SQS2
Very good
SQS1
Excellent

Green Financing Framework

In 2021, CMB, the parent company of CMB.TECH, established a Green Financing Framework, which was independently verified by MOODY's. At the time, it was confirmed that the framework aligns with the four core components of the ICMA's Green Bond Principles 2021 and the APLMA/LMA/LSTA Green Loan Principles 2021.

In 2024, CMB completed its first Green Financing Report based on this framework. The report details a total financing amount of EUR 8.8 million for investments, expenditures, and costs related to Eligible Green Projects, specifically HydroTug I. Additionally, an independent external auditor provided verification of the Green Financing Report.

In 2024, CMB.TECH began developing a renewed Green Financing Framework to better align with its strategy of diversification, decarbonisation and accelerated optimisation. In Q1 2024, MOODY's verified the updated framework, awarding it a SQS2 scale (very good). This rating reflects CMB.TECH's strong decarbonisation ambitions and underscores its commitment to addressing the economic, environmental and societal challenges facing the maritime industry while making a positive contribution to sustainable solutions.

MOODY'S RATINGS: "We have assigned an SQS2 Sustainability Quality Score (very good) to CMB.TECH's green financing framework dated January 2025. CMB.TECH has established its use-of-proceeds framework to finance projects across two eligible green categories: clean transportation and renewable energy. The framework is aligned with the four core components of the International Capital Market Association's (ICMA) Green Bond Principles (GBP) 2021 (including the June 2022 Appendix 1), and the Green Loan Principles (GLP) 2023 of the Asia Pacific Loan Market Association, the Loan Market Association, and the Loan Syndications and Trading Association (LMA/APLMA/LSTA). CMB.TECH has also incorporated identified best practices for all the four components. The framework demonstrates a significant contribution to sustainability."


Alignment with principles
use of proceeds
Overall alignment
Not aligned
Partially aligned
Aligned
Best Practices
Factors
Alignment
Use of proceeds
Evaluation and selection
Management of proceeds
Reporting
Contribution to sustainability
Final contribution to sustainability
Poor
Limited
Moderate
Significant
High
Preliminary contribution to sustainability
Relevance and magnitude
Additional considerations
No adjustment

Figure 19: Alignment with principles & contribution to sustainability

Reporting frameworks

The disclosures in this report provide investors and other stakeholders with sustainability and ESG information. The Sustainability report is populated by voluntary non-financial data reporting. The reporting structure follows the Global Reporting Initiative (GRI) which is a global practice to report economic, environmental and social impacts of the company. It also follows the principles laid out by the TCFD (Task Force for Climate-related Financial Disclosure) which is a framework to report governance, risk management and climate-related targets and strategies. It mainly focuses on the financial impact of ESG risks and leverages existing reported processes. The Sustainability Accounting Standards Board (SASB) for Marine Transportation sector is used to provide financial sustainability information. Emissions information provided under this report is also aligned with data reporting requirements of GHG protocol. Finally, CMB.TECH's sustainability strategy is aligned with many of the 17 United Nations' Sustainable Development Goals (UN SDG). The report and data cover the period from 1 January to 31 December 2024.


H
CLEANERGY SOLUTIONS


BOCIMAR
MINERAL ECOTECH

Environment

Approach to environment

The urgency to decarbonise is intensifying as both governments and the public increasingly recognise the challenges posed by anthropogenic climate change. In 2023, the International Maritime Organization (IMO) elevated its ambitions for reducing greenhouse gas (GHG) emissions from shipping. As of January 2024, the European Union introduced a carbon pricing mechanism for the sector, followed by the implementation of FuelEU Maritime in January 2025.

The extent of climate change will largely depend on the volume of GHG emissions released into the atmosphere. To mitigate global temperature rise, industry-wide and cross-sector collaboration is essential. Equally important, however, is the responsibility of individual stakeholders to take direct action in reducing emissions. Delaying action only increases the effort required in the future. The most critical steps toward zero-emission shipping must be taken now—rather than in 2030 or 2050—as this decade will be decisive for the industry's trajectory.

At CMB.TECH, our sustainability strategy is structured around short-, medium- and long-term targets. As the saying goes, "what gets measured, gets managed." By ensuring clear visibility of our emissions data, we can establish baselines and track continuous annual improvements, driving meaningful progress toward a more sustainable shipping industry.

GHG emissions monitoring

CMB.TECH has been a pioneer in climate-related performance transparency in the shipping industry, providing full Scope 1, 2 and 3 disclosures of our carbon emissions and footprint, according to GHG Protocol. Carbon emissions are calculated by an external agency.

In 2024, CMB.TECH expanded its scope 1, scope 2 and scope 3 emissions to all activities of the new combined group. In addition, scope 3 emission calculations now also include purchased goods, services, and capital goods (amongst others all the emissions emitted for all materials used to build a newbuilding vessel), thereby encompassing all relevant Scope 3 categories. Due technical constraints, the only missing minor category is the refrigerants onboard the Bocimar, Delphis, Bochem, and Windcat fleet - to be added as of 2025.



					Euronav	CMB.TECH
Type of Emissions	**2019 tCO_2e**	**2020 tCO_2e**	**2021 tCO_2e**	**2022 tCO_{2e}**	**2023 tCO_2e**	**2024 tCO_2e**
Scope 1 (Direct)	**3,129,547**	**3,082,765**	**2,392,017**	**2,155,984**	**2,226,796**	**1,336,590**
Scope 2 (Indirect Energy) - location based	**248**	**232**	**199**	**157**	**175**	**544**
Scope 3 (Indirect Other)	**625,565**	**638,578**	**805,064**	**653,262**	**789,791**	**2,464,714**
Purchased goods and services	N/A	N/A	N/A	N/A	N/A	12,632
Capital goods	N/A	N/A	N/A	N/A	N/A	1,709,589
Business travel (incl. WTT)	11,104	6,422	8,932	14,545	12,757	1,724
WTT Fuels	610,910	604,217	535,093	484,141	506,136	303,585
WTT and T&D (electricity)	58	59	80	54	50	138
WTT Fuel - biofuel blend (B30/B50)	-	-	271	-	-	-
WTT Business Travel	1,212	703	978	1,593	1,477	-
Upstream Leased Assets	-	27,177	-	-	-	-
Downstream Leased Assets	-	-	259,711	152,929	269,371	437,045
Total	**3,755,360**	**3,721,576**	**3,197,280**	**2,809,404**	**3,016,762**	**3,801,847**

Air Pollutants - NOx mass performance indicator (ton)	**52,669**
Air Pollutants - SOx mass performance indicator (ton)	**4,784**

To measure CMB.TECH's value chain footprint, EcoAct has followed the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard. This standard provides requirements and guidance for companies to prepare and report a GHG emissions inventory that includes emissions resulting from value chain activities. GHG emission accounting approach is based in the operational control approach. NOx and SOx mass is calculated in accordance with the Shipping KPI Standard published by BIMCO (PI008 & PI 009)
Scope 1: GHG emissions from CMB.TECH's assets that are controlled directly by the Company, including the combustion of fuel from company vehicles and vessels, and building operations.
Scope 2: GHG emissions from imported energy, such as purchased electricity, heat or steam.
Scope 3: GHG emissions from non-owned sources that are related to the Company's activities - including the TC fleet.

- As of reporting year 2023, CMB.TECH followed the guidance provided by the Baltic and International Maritime Council (BIMCO) on accounting and reporting a ship's GHG emissions. Under this guidance actual emissions from fuel that has been used should be accounted for under Scope 1, by the entity paying for it. Under a Time Charter, the responsibility for accounting and reporting for scope 1 emissions would therefore rest with the Time Charterer. As a result, CMB.TECH included all Time Charter emissions under scope 3 Downstream Leased Assets. Reporting year 2021, 2022, and 2023 have been recalculated accordingly (see Table 4).

- As the fleet profile has changed considerably over 2024, no comparison is being made between 2023 and 2024. In addition scope 3 emission categories have been completed with capital goods and purchased goods & services - hence total absolute emission differ significantly. In absolute terms, CMB.TECH has emitted 3,801,847 tCO2e. Overall NOx emissions are at 52,669 ton (0.0248 g/TKM), and overall SOx emissions are at 4,784 ton (0.00225 g/TKM).

- EEOI is seen as a good metric to show efficient operation and utilisation of a fleet of vessels. Where AER/CII reflects CO2 emissions in terms of the transport work a ship does by cargo capacity, EEOI refers to the cargo carried during a given voyage. In detail, while EEOI effectively bases its calculation of work on laden ship moves, the Annual Efficiency Ratio (AER) considers ballast and laden moves (cfr. incentivising ballast legs). As the fleet composition changed significantly over the year 2024, no comparison is being made with historic figures.

Table 10: Total of emissions	**Euronav**	**Bocimar**	**Delphis**	**Bochem**
	2024	**2024**	**2024**	**2024**
EEOI gCO2/TNM	5.97	3.77	12.25	2.63
AER gCO2/DWTNM	2.4	1.67	6.75	8.42
IMO CII rating	B	A	B	A

EEOI/Energy Efficiency Operational Index: Sea going fleet emissions (gCO_2) per unit of transport work (cargo tonne miles)
AER/Annual Efficiency Ratio: Sea going fleet emissions (gCO_2) per tonne of ships deadweight times total miles run in the period
Source: all calculations by CMB.TECH Fleet Performance team


B

2024 key changes and operational factors determining CMB.TECH environmental performance:

- Newbuilds / Vessel Sales: Ordering newbuilds or selling vessels is primarily a commercial decision which applies to fleet-wide operational profile and the need to respond to market trends and/or regulations. However, new engine design and technologies generate an inherent reduction in fuel oil consumption and can co-drive fleet decarbonisation. An indicative efficiency improvement between two vessels delivered in 2012 and in 2023 has been 53.4% in fuel oil consumption at certain speed/load. (Mineral Maureen HHI 2012 versus super-eco Mineral Belgie Beihei 2023).
- CMB.TECH took delivery of the following vessels: Helios, Orion, Mineral Danmark, Mineral Deutschland, Mineral France, Mineral Italia, Mineral Luxembourg, Mineral Eire, Mineral Espana, Mineral Hellas, CMA CGM Zingaro, CMA CGM Etosha, CMA CGM Baikal, CMA CGM Dolomites, Bochem New Orleans, Bochem Casablanca, and Bochem Shanghai.
- The CMB.TECH transaction included: CMA CGM Masai Mara, Bochem Houston, Mineral Belgie, Mineral Nederland, Bochem Rotterdam, CMA CGM Zingaro, Mineral Luxembourg, and 52 CTVs .
- CMB.TECH sold the following vessels: Andaman, Dominica, Hatteras, Derius, Alboran, Delos, Desirade, Alice, Aquitaine, Oceania, Doris, Aral, Anne, Camus, Noble, Nectar, Newton, CMA CGM Baikal, Sapphira, Statia, Selena, Cap Victor, and Cap Felix.
- During 2024, the Statia, Selena, Newton, Fraternity and Cap Victor have been dry-docked. The 2024 dry-dock energy-efficiency impact going-forward will be limited as four out of five dry-docked vessels have been sold in the same year. For vessel Fraternity, the propeller was painted and the antifouling paint was renewed during dry-dock.
- Overview of the outstanding December 31 2024 CMB.TECH new-building program: five eco-type VLCCs, two eco-type Suezmaxes, eighteen Newcastlemax bulk carriers (ten NH3 dual fuel fitted), two 5,000 dwt dry-bulk coasters, six CSOVs, two 25k dwt chemical tankers, two dual-fuel bitumen tankers, one 1,400 dual fuel NH3 container vessel, and six CTVs.
- With regards to energy-efficiency technologies onboard the delivered new building fleet, following investments have been made: modern CFD improved hull design (19), bow shape wave induced savings (20), wake equalizing duct or super stream duct (10), propeller boss cap fins (8), vessel specific designed propeller (19), rudder bulb (9), full spade rudder (20), shaft generator (8), and mass flow meters (20).
- Operational Efficiencies are another direct and easily attainable way to drive emissions and fuel consumption lower. Such operational efficiencies might include Just-in-Time arrival operations and they are driven by average voyage speed reduction.
- ZeroNorth project, with its digital transformation and data sharing capabilities informs our decision-making and may result in savings due to operational measures triggered by informed decisions onboard.

Over the year 2024 the composition of the CMB.TECH fleet changed substantially - reflecting the CMB.TECH strategy of diversification, decarbonization, and accelerated optimization. The on-going fleet rejuvenation and diversification program had a significant impact through-out 2024 and will also shape the operational performance for the coming years - as confirmed with the on-going new-building program (with forty-six vessels still to be delivered in 2025, 2026 and 2027).

The reporting period 2024 resulted in an Annual Efficiency Ratio & CII rating of: Euronav (2.4 B), Bocimar (1.67 A), Delphis (6.75 B), and Bochem (8.42 A). For the EEOI, following performance was attained: Euronav (5.97), Bocimar (3.77), Delphis (12.25), and Bochem (2.63), including all fleet owned by CMB.TECH except for: vessels in TC-IN, CTVs, FSOs and vessels used as storage platforms.

CMB.TECH is in compliance with IMO 2030 target, if the current AER reduction speed keeps up (or even accelerates). CMB.TECH is expected to achieve fleet-broad capacity-weighted average AER of 2.18 gCO2/TNM by 2030 against an IMO-aligned trajectory of 2.32 by 2030.

CMB.TECH Transition Plan

In 2024, CMB.TECH decided to engage with one of the known Classification Societies which is providing consulting and engineering support to develop CMB.TECH's fleet transition plan. The outcome of that exercise is detailing the requirements for individual vessels to comply with CMB.TECH's 2050 NetZero ambition, IMO's intermediate check-points in 2030 and 2040, to be in compliance with the Poseidon Principles, and to ensure annual CII level of A/B/C (on a consolidated basis per division). The transition plan defines both the operational measures, CaPex investment required, the impact on the OpEx, and the additional FuelEx (cfr. Biofuels, NH3, H2).

The following graphs present fleet trajectories on a consolidated basis for each marine division. For the fleet currently in operation, these trajectories are based on actual operational parameters from 2023 and 2024 - based on speed, fuel consumption, trading patterns, and AER - as well as current and planned efficiency measures, both operational and technical.

For the newbuild fleet, operational parameters from sister ships are utilized, supplemented by vessel-specific modelling data derived from main engine and auxiliary engine shop tests, sea trial reports, steam balance plans, electric load analysis, and EEDI technical files. The following new building vessels have been excluded due to insufficient data availability: one 1,400 TEU vessel, two 5,000 DWT coasters, ten Newcastlemax vessels, five VLCCs, and two bitumen tankers. Additionally, CTVs and CSOVs are not included, as AER data is unavailable.

At the vessel level, the transition plan aims to establish a decarbonization pathway that aligns with the IMO 2023 GHG strategy and ensures compliance with the CII regulation until the vessel's end of life, defined as 20 years. During the modelling phase, the following technical and operational measures were considered to support long-term compliance with CMB.TECH's sustainability targets: operational improvements, low-friction coatings, Mewis Ducts, propeller retrofitting, biofuel blending, shore power/cold ironing, ammonia retrofitting/low-carbon ammonia adoption (gradual implementation), speed reduction, and engine de-rating.

Through this analysis, CMB.TECH is now equipped to address key strategic questions: "What measures do we need to invest in?" and "What are the anticipated costs of our sustainability strategy?" This assessment is based on historical data and theoretical modelling. Operational performance will be continuously benchmarked against the theoretical transition plan and adjusted as needed to reflect evolving technical advancements, fuel pricing and availability, and regulatory developments.

BOCHEM


IMO 2050
Capacity-weighted average CII, selected vessels
gCO2/capacity-nm
0
5
10
2020
2025
2030
2035
2040
Fleet average CII
Fleet average CII forecast
Reference line
Superior
Upper
Lower
Inferior

BOCIMAR


IMO 2050
Capacity-weighted average CII, selected vessels
gCO2/capacity-nm
0
1
2
3
2020
2025
2030
2035
2040
Fleet average CII
Fleet average CII forecast
Reference line
Superior
Upper
Lower
Inferior



DELPHIS

IMO 2050

Capacity-weighted average CII, selected vessels


10
5
0
gCO2/capcity-nm
2020
2025
2030
2035
2040
Fleet average CII
Fleet average CII forecast
Reference line
Superior
Upper
Lower
Inferior

EURONAV

IMO 2050

Capacity-weighted average CII, selected vessels


4
3
2
1
gCO2/capcity-nm
2020
2025
2030
2035
2040
Fleet average CII
Fleet average CII forecast
Reference line
Superior
Upper
Lower
Inferior

Water and marine biodiversity preservation

Ballast water treatment insights

Ballast water is essential to commercial shipping. It compensates for weight loss due to cargo operations and fuel consumption, thereby providing stability, reducing stress on the hull and improving propulsion and manoeuvrability. However, the water pumped in also contains a variety of indigenous organisms, which are later released outside of their natural habitats. While most transported species do not survive when the ballast water is discharged, some thrive in their new environment. With no natural predators, they outcompete, displace or kill native species.

To minimise and ultimately eliminate the transfer of harmful aquatic organisms and pathogens, shipping's global regulator, the IMO, adopted the Ballast Water Management (BWM) Convention (full name: International Convention for the Control and Management of Ships' Ballast Water and Sediments, 2004). The BWM Convention applies to all ships with ballast water capacity and active in international trade. This convention entered into force globally on 8 September 2017 and became mandatory for new vessels and those at their next special survey (5, 10, and 15 years, then every 30 months after 15 years). CMB.TECH tested several solutions prior to deciding upon a fleet wide roll out of the most energy efficient and performant system. As of 2022, CMB.TECH has all vessels falling under the BWM Convention equipped with water ballast treatment systems.

Vessel recycling

Ship recycling is a key focus for CMB.TECH, working closely with partners and shipping associations. Our fleet is in compliance with and is certified under both EU-SRR and HKC Inventory of Hazardous Material (IHM) and/or other notations (i.e. ENVIRO). These documents track a ship's entire lifecycle, starting from construction or inspection for existing ships. CMB.TECH complies with the latest EU regulations that foresee the introduction of an Inventory of Hazardous Materials (IHM) and a Maintenance Plan for each ship. In addition, CMB.TECH's fleet is carrying updated IHM, EU-SRR and HKC certification.

CMB.TECH believes in circular economy and maintains ships on very high standards during their life. Management evaluates whether ships will either continue to be used by other owners, be converted to prolong their lifespan or be recycled.



Overview initiatives and collaborations – Environment

Global Maritime Forum

CMB.TECH is a founding partner of the Global Maritime Forum, an international non-profit organisation committed to shaping the future of global seaborne trade to increase sustainable long-term economic development and human well-being.

Getting to Zero Coalition

The Getting to Zero Coalition (GtZ), a partnership between the Global Maritime Forum and the World Economic Forum, is an industry-led platform of more than 150 companies within the maritime, energy, infrastructure and finance sector, supported by key governments and IGOs. The Coalition is committed to getting commercially viable deep sea zero-emission vessels powered by zero-emission fuels into operation by 2030, maritime shipping's 'moon-shot' ambition. In 2023, CMB.TECH joined the Zero-emission Vessel Commitment by 2030. By joining the commitment, it allows ship-owning and chartering segments to send a corresponding signal and build confidence in the market for these essential fuels.

INTERTANKO

The International Association of Independent Tanker Owners (INTERTANKO) is a trade association. It has served as the voice for independent tanker owners since 1970 on regional, national and international levels. The association actively works on a range of technical, legal, commercial and operational issues that have an influence on tanker owners and operators around the world. For more information visit https://www.intertanko.com

INTERCARGO

The International Association of Dry Cargo Shipowners (INTERCARGO) is an association that represents the interests of quality dry cargo shipowners. In 1980, INTERCARGO convened for the first time and since 1993 it participates at the International Maritime Organization with consultative status. For more information visit https://www.intercargo.org/

ITOPF

CMB.TECH is a member of ITOPF. The International Tanker Owners Pollution Federation (ITOPF) is a non-profit organisation and a trusted source of objective technical advice worldwide on preparedness and response to accidental marine spills. ITOPF has responded to over 800 incidents involving oil or chemical spills worldwide. Their highly skilled international team assists 24 hours a day, 365 days a year to provide impartial technical advice. ITOPF provides a wide range of technical services to back up our core role of responding to ship-sourced spills. For more information https://www.itopf.org

BIMCO

The Baltic and International Maritime Council (BIMCO) is an international association that represents shipowners. BIMCO has over 2,000 members that cover 62% of the world's tonnage. BIMCO creates maritime contracts & clauses, offers trainings, and also shares market insights and information on global regulations.


POWERED BY NH_3
BOCHEM FUTURO



Social and human capital


CMA CGM ETOSHA

People approach

At the core of our mission lies the commitment to inspire and empower our mostly highly skilled and dedicated workforce to maximise their potential and to pursue their career aspirations within a healthy, stimulating and rewarding work environment.

Our operations span across shore-based offices in key locations such as Antwerp, Athens, Brentwood, Lowestoft, IJmuiden, Nantes, Singapore, Hong Kong, Walvis Bay, Tokio and Houston, where we employ approximately 252 individuals, including contractors and temporary staff. This expansive geographical reach reflects our deep-rooted maritime heritage and culture, cultivated over generations.

Onboard CMB.TECH vessels, we rely on the expertise of around 2,500 seafarers representing diverse nationalities. In an industry where competent seafarers are in high demand, CMB.TECH, together with our third party ship management partners, boasts a roster of qualified and experienced masters, officers, and crew members on all our vessels.

CMB.TECH is unwavering in its commitment to fostering a culture of teamwork and collaboration, both ashore and at sea. We prioritise authentic performance planning, appraisal, training, development, internal promotions or lateral career changes. Our policies are designed to elevate and recognise outstanding performance, engage our workforce and retain key talent. We take pride in celebrating the diversity within our workforce, which encompasses individuals with extensive service and experience in the industry, as well as newcomers with fresh perspectives. This blend of dedication and stability, enriched by diversity, has been instrumental in our ability to achieve exceptional results in an intensely competitive sector.

Our workforce brings a wide spectrum of educational and professional backgrounds to their roles, including expertise in areas such as nautical science, engineering, finance, business administration, law and the humanities. These professionals specialise in various aspects of tanker operations, crewing, marine and technical functions, as well as shipping corporate services. Virtually every member of our team is fluent in at least two languages, and half of our workforce is proficient in three or more languages, reflecting our commitment to a globally connected and multilingual work environment.

Transparency and ethical behaviour

Social policy/policies

Code of conduct

CMB.TECH adopted a Code of Conduct in order to assist all persons acting on behalf of CMB.TECH to act in an ethical way and with respect to the applicable laws and regulations. The Code of Conduct therefore ensures that CMB.TECH employees enhance and protect the good reputation of the group, more particularly in its relationship with customers, shareholders and other stakeholders, as well as with society in general. Our Code of Conduct can be consulted on our website: https://cmb.tech/investors/corporate-governance/policies-and-documentation

Staff Handbook

The Staff Handbook helps CMB.TECH comply with legal requirements and regulations relating to employment and sets out guidelines for ensuring high standards of ethical practices that need to be applied throughout the CMB.TECH community.

Whistleblower policy

CMB.TECH has adopted a Whistleblower Protection Policy to protect individuals who want to lawfully raise a legitimate concern. If an employee becomes aware of illegal or unethical misconduct. If an individual does not feel comfortable reporting concerns to a supervisor, manager or any other appropriate person within the company, he or she can use a free telephone service or web-based platform that enables him or her to report a concern in complete confidentiality, in his or her mother tongue. CMB.TECH's 'SpeakUp' service is hosted by an independent third party, People InTouch B.V., to ensure a straightforward, confidential, secure and convenient way of reporting.

For easier inquiry, CMB.TECH invites reporters to identify themselves. However, any person can file a complaint anonymously. The group addresses all complaints with the utmost confidentiality. The group does not, in any respect, engage in discriminatory practices against any individual who has lodged a complaint in good faith. The comprehensive Whistleblower policy is accessible on the CMB.TECH website.

Human rights

The Company places great importance on upholding and safeguarding human rights, encompassing the fundamental rights and freedoms outlined in the United Nations Universal Declaration of Human Rights.

CMB.TECH maintains a zero-tolerance stance towards practices such as slavery, child labour, forced or compulsory labour and human trafficking. Our comprehensive set of policies ensures that all CMB.TECH entities understand the significance of respecting human rights and are aware of the procedures to report any violations.

In light of CMB.TECH's worldwide operations, eventually also in areas characterized by an elevated risk of unethical practices, we implement enhanced vigilance to guarantee compliance with ethical standards. We are dedicated to conducting our business with honesty and actively working to prevent any instances of corruption or bribery. CMB.TECH consistently champions labour and human rights in its operations, guided by our corporate 'Code of Business Conduct and Ethics' along with various specific policies, such as the 'Anti-corruption Policy' and the 'Whistleblower Protection Policy.' Additionally, our employees participate in required annual training to strengthen these principles.

We assess and select firms, agencies and other third parties before engaging in business or partnerships, in alignment with our Third-Party Risk Policy. This policy clearly defines our standards and expectations. Regular audits and inspections of these entities, particularly those with staff at our sites, serve as an assurance mechanism that our standards are consistently upheld and effective.

Respect for people extends not only to our own employees but also to those involved with subcontractors and suppliers. In 2024, there were no reported violations of human rights, and no fines, penalties or compensation for damages resulting from breaches of our policies were incurred. Nevertheless, we maintain an unwavering commitment to vigilant monitoring to swiftly address any deviations from our policies.



Figure 22: Retention rate

Sea Staff Retention Rate

92.02%

Goal: 85.00%

Senior Officers Retention Rate	Junior Officers Retention Rate	Ratings Retention Rate
94.02%	91.76%	97.72%
Goal: 85.00%	Goal: 85.00%	Goal: 85.00%
95.30%	92.24%	98.55%
Goal: 90.00%	Goal: 90.00%	Goal: 90.00%

People management

Approach shore

Flexible working

We prioritise the well-being of our employees and actively support it. Our goal is to create a collaborative and stimulating work environment that caters to diverse staff needs and encourages a healthy work-life balance. Recognising the evolving nature of work, we have embedded flexible working within our organisational culture, providing our employees with opportunities to work from home as well as in the office.

Crew management

To operate the diverse fleet of CMB.TECH, it's vitally important to count on professional and highly-qualified officers and crew on board. Whether we talk about bulk carriers, chemical and oil tankers, containers or CTVs, our vessels can only safely sail the seven seas with motivated professionals at the helm.

For the vessels managed by external ship managers, the CMB.TECH crewing and technical teams are keeping a close eye on the crew complement so that sector best practices are guaranteed. We set ambitious KPIs on retention rate, on time relieves and aggregate seniority on board.

For the in-house managed fleet, the company's crewing departments are in charge for the crew management. In Antwerp, crewing activities for the FSOs and Daishan are centralised, in Nantes for the French flag VLCCs and in Lowestoft for the CTVs.

Day-to-day activities for crewing entail e.g.:

- Recruitment;
- Planning;
- Performance and promotion management;
- Certification;
- Monitoring training and development needs;
- Implementation and follow-up of welfare measures;
- Payroll and Insurance cover;
- Logistic arrangements for signing on and off;
- Organisation of conferences;
- Follow-up of medical cases;
- Manning partners visits and audits;

For all the vessels in the fleet, detailed training matrices are elaborated and evaluated at regular times; we stay on top of the latest evolutions in the industry. The training package is far above the minimum statutory STCW and flag requirements; it contains also technical training on vessel equipment (e.g. Ballast Water Treatment systems), Cyber security, leadership courses, ... Trainings are organised at recognised training facilities but the vessels are also provided with a wide range of computer-based-trainings.

CMB.TECH employs officers and crew from many different nationalities worldwide. To stay in touch, we pay great attention to participation in officers and crew seminars. Conferences are organised worldwide, so that we have the opportunity to meet with all our crew face-to-face during their leave. These gatherings offer the perfect occasion for ship and shore staff to interact, to receive company updates and to discuss topics of mutual interest.

CMB.TECH respects the rights and dignity of all seafarers and acknowledges that careers at sea can bear consequences for mental health and wellbeing. We are mindful of this and we make sure, together with our partners, that on board all ships practices are established to work towards crew care and wellness. Specific campaigns are released to ensure good mental health and physical health and fitness.



Talent attraction

CMB.TECH is always on the lookout for new talent to strengthen our company. To reach as many people as possible, all shore-based career opportunities are published on our website and in addition on our LinkedIn and Instagram pages. For crew applications, a dedicated link is available on our website.

Shore employees

We strive to attract, inspire and enable talented, hard-working people to grow and contribute to the vision of our company. Our goal is to provide a challenging but rewarding environment in which employees can thrive.

Our workforce is based on a diverse mix of skills and qualifications to ensure we have the expertise needed to drive our business forward. We value diversity and do not discriminate on the basis of gender, age, culture or personal circumstances. Our focus is always on selecting the best candidate for the job. CMB.TECH also welcomes applications from the seafaring community for shore-based roles that match their expertise.

It is recognised that internal job mobility is highly valued within our company, as it promotes career development and increases team motivation. To support this, we post new vacancies on our intranet first, giving current employees the opportunity to apply. Apart from open positions, all employees are encouraged to discuss their career aspirations and development goals through the regular performance management process.

While we prioritise internal career growth, we also recognise the value of external hires. New talent brings fresh perspectives and innovative ideas, helping us evolve and improve. That's why, when beneficial, we also advertise positions externally.

Seafarers

Our 3rd party ship management companies employ and offer career opportunities to officers and crew of various nationalities from Europe, Asia and America. A large part of our fleet is managed by third party managers, which allows the group to accurately monitor sector best practices and cost optimisation.


DEMY

Training and development

CMB.TECH engages in performance planning, appraisal, training, development and internal promotion. Our policies aim to improve and reward performance, engage our people and retain key talent.

To achieve this, we have established a comprehensive system of continuous training programmes and seminars. This ensures a continued awareness among all personnel of their day-to-day operational duties. During the assessment process, training needs are identified and customised training plans are prepared. Training sessions take place in a dedicated training room or online through a computer-based programme. Similar programs are available for shore staff and seafarers.

Training and development Indicators

Figure 23: Training and development

4,682.20
Total training hours
Shore employees

54,003
Total training hours
Seafarers

Performance management

We are committed to fostering a high-performance culture through a structured Performance Management Process.

Shore personnel

Annually, all shore employees participate in a formal performance review, which includes both self-assessment and an evaluation by their respective manager, ensuring alignment with company objectives and personal development goals. This process is complemented by mid-year check-ins with line managers, providing continuous feedback, fostering engagement and identifying growth opportunities. By integrating regular discussions on performance and development, we empower our employees to reach their full potential while supporting the organisation's long-term success.

Seafarers

For all our seafarers, a performance appraisal process is implemented.

All officers and crew are evaluated by their direct head-of-departments on board. Different criteria are set for deck, engine and catering department. In addition to these on-board appraisals, some senior ranks on board are also evaluated by the shore management directly involved in the management and operation of the vessels.

The appraisal process reflects on the contribution of the seafarer to the vessels' operation and objectives and it also appoints opportunities for improvement and skills development. The group considers the appraisal process as a crucial tool for the seafarers' career planning.



Diversity and inclusion/ equality

We take pride in recognising the diversity within our workforce. Numerous employees at CMB.TECH bring with them extensive service and experience, while others, as new entrants, offer fresh perspectives. Our commitment to fostering long-term dedication and stability, alongside a conscious effort to attract new talent to the company, has yielded outstanding results in an exceptionally competitive industry.

The new Supervisory Board has been made aware of the law of 28 July 2011 on gender diversity and the recommendations issued by the Corporate Governance and Nomination Committee following the enacting of the law with regard to the representation of women on Supervisory Boards of listed companies. The Supervisory Board fully complies with the gender diversity principles.

Diversity policy

Our commitment to diversity and inclusion centres on creating high-quality jobs and encouraging career growth within CMB.TECH based on qualifications, experience and training. We strive to cultivate an inclusive workplace where everyone is treated equally and with dignity. By investing in talent development, we enhance employees' competencies and promote sustainable growth.

Our goal is to provide equal opportunities for internal mobility, actively guiding and supporting our employees throughout this process. CMB.TECH recognises that a diverse team strengthens decision-making and overall performance. As a global priority, diversity contributes to the success of both CMB.TECH and its people. We believe in the power of inclusivity, enabling our employees to be their authentic selves at work, regardless of their individual characteristics.


EURONAV

Nationalities within CMB.TECH

36

offshore

26

onshore

Figure 24: Generational diversity

	Onshore	Offshore
18-29	43	641
30-39	78	759
40-49	59	571
50-59	52	356
60+	20	47

Figure 25: Nationalities within CMB.TECH

Nationalities onshore

Albanian	1	Indian	3
American	3	Italian	3
Belgian	79	Kosovo	1
Brasil	1	Lithuanian	1
British	108	Namibian	2
Canadian	1	Pakistanian	1
China	2	Panamanian	1
Croatia	3	Polish	1
Danish	1	Portuguese	2
Dutch	18	Romanian	1
French	6	Togo	1
German	1	Turkish	3
Greek	8	Vietnamese	2

Nationalities offshore

American	1	Irish	33
Belgian	26	Indonesian	49
British	155	Jamaican	1
Bulgarian	74	Latvian	2
Canadian	4	Lithuanian	2
Chilean	1	Mexican	2
Colombian	3	Pakistani	2
Costa Rican	2	Panamanian	72
Croatian	55	Polish	2
Dutch	2	Romanian	25
Dominican Republic	1	Russian	21
Filipino	890	Salvadorian	51
French	69	Singaporean	2
Georgian	2	Slovenian	1
Greek	202	Spanish	1
Guatemalan	1	Trinidadian	1
Honduran	47	Ukrainian	251
Indian	368	Venezuelan	1

Gender Equality

Women in Shipping

Difficult working conditions, physical labour and long periods away at sea have traditionally made shipping a male-dominated industry. But it has also been particularly slow to change.

However, things are slowly changing and a growing number of players in the maritime sector are promoting gender balance. Even the International Maritime Organisation (IMO) plays a part. In 2021, the IMO adopted a resolution declaring an International Day for Women in Maritime, to be held on 18 May every year. The IMO has been running a Women in Maritime programme since 1988, a time when few maritime training institutes even permitted female students. Since then, it has been supporting access to maritime training and employment opportunities for women across the maritime sector.

Another global organisation is WISTA international (Women's International Shipping & Trading Association), that connects female professionals from all sectors within the maritime industry. Globally the network consists of over 5,100 female professionals. The organisation is active in 62 countries.

Women at CMB.TECH

In our case, we need to distinguish between the female representation on shore and onboard.

On shore, CMB.TECH performs well. On 31 December 2024, the CMB.TECH Supervisory Board was 33% female. 30% of the senior management roles were taken up by women. 24% of our middle managers were women.


H2TECH

Communication channels

Investor relations

CMB.TECH strives to communicate openly and transparently towards our stakeholders on a regular basis. After each quarterly earnings release, our Management Board presents the quarterly results during a virtual conference call. This conference call is followed by a Q&A. For investors and analysts who are not able to attend, the recording and script are subsequently published on our website along with a PDF of the presentation. We also hold frequent investor and analyst presentations, as well as virtual roadshows.

Furthermore, occasional conference calls & investor days are set up for events. We also participate in several conferences.

On our annual General Shareholder meeting, which is held on the third Thursday in May after the financial year, our key shareholders cast their votes on important matters that can affect our company.

All investor related information can be consulted on the investor page on the CMB.TECH website: https://cmb.tech/investors

Communication towards employees

CMB.TECH strives to communicate with its employees in a direct and transparent way on a regular basis. To build employee relationships, we have continued to use, and also implemented, new platforms to improve our internal communication.

With ad-hoc and quarterly Town Hall meetings, we informs all our employees on important matters happening within the group.

The employees furthermore receive daily updates through our internal communications platform, ABOARD. Other communication channels that are frequently used are info sessions given by employees of the company and physical meetings.

HR accomplishments

In the context of the merger, 2024 was mainly about ensuring continuity and aligning work practices. In doing so, we proceeded as follows:

Shore

- Appointing department heads, defining a new structure per team/department. Giving everyone a definite place in the organisation. Making the teams work together and merge physically.
- We have started harmonising all wage components to achieve a uniform wage policy. Adjusting job titles and job descriptions is an ongoing business.
- Analysing the HR software systems together with IT and taking decisions on which software programmes to continue with in the future
- Participation in the successful restructuring of the ship management & crewing department in Athens, Singapore and Antwerp.
- Implementation of an Applicant Tracking System for successful recruitment in our headquarters, soon to be rolled out within the Group.
- Elaboration of the induction program to successfully integrate not only new hires but also the merged population in the group to get them up to speed on CMB.TECH.


POWERED by CLEAN AMMONIA

Collaborations and contributions – Society

Charity policy

CMB.TECH's focus is on charitable donations where the group believes it can make a tangible improvement to parts of society that we are engaged with or are close to. This is a dynamic area and we are constantly assessing the efficacy and focus of our charitable efforts.

Overview

CMB.TECH wants to positively impact the communities where we live and work. We do this by building relationships and inspiring charity and goodwill both inside and outside the group. We actively encourage our staff to engage in community initiatives and support employee involvement, be it volunteering, fundraising or donations through options such as fund-matching or sponsoring specific events. A few of the charities to which CMB.TECH contributes financially, in line with its policy, are described below.


CT101
INTERNATIONAL AIRPORT
KORTRIJK - WEVELGEM

TAJO - Talentenatelier voor Jongeren

Through interactive Saturday workshops, TAJO introduces young people between the ages of 10 and 14 to a wide variety of professions and the competencies and talents that go with them. Experienced guest teachers give these workshops in an enthusiastic and experiential way. During 3 years several topics are handled, giving the students the opportunity to get a broad view on possible future career paths. In this way, young people can experience for themselves which fields appeal to them and are encouraged to study in a direction that will take them further, in school and in life. TAJO is there for everyone, but with priority for those who need it most. The organisation is based on a similar programme in the Netherlands and was already active in Belgium in Ghent & Kortrijk. In September 2024, they opened the weekend school in Antwerp.



Nakayale

Nakayale Academy for Orphans and Marginalised Children is a school located in Etunda in the western Omusati Region of Namibia. The school opened its doors in January 2016. It is a unique institution, the only facility to take in children from this remote region, who have been seriously neglected, without access to education, healthcare, clean water and proper feeding and provide them with full board and lodging, clothing, medical care, sports training, art, music and exposure to the world beyond their village. Enrolment is 100 percent free of charge and students are exposed to the highest standard of education through partnership with St Paul's College. The education system is based on the student-centred, rotation learning model with one teacher per 15 children in a class, allowing for continuous student-teacher engagement. For more information visit: https://nakayale.academy/



Youngship

Youngship is a non-profit organisation founded by and made-up for maritime professionals aged up to 39 years old. Their goal is to provide a platform for competence and network development and promote young professionals in the Belgian Maritime Cluster. For more information visit: https://youngship.com/belgium/

Sailor's Society

The Sailor's Society, a global charity, operates through a network of interdenominational Port Chaplains who provide support to all seafarers, regardless of their background, faith, or nationality.

CMB.TECH has donated funds which will help the Sailors' Society work with the Antwerp port chaplain Marc Schippers. Marc visits vessels to offer his assistance to the crew onboard. He takes practical items such as phone cards to help seafarers to contact their families and international news printed from the internet to connect them with news from home. As well as practical assistance, Marc offers a listening ear to seafarers, providing emotional support when requested.

Using his Sailors' Society vehicle, the Antwerp Port Chaplain also offers seafarers free transport to wherever they need to go, such as the nearest phone and internet facilities, the shops or the doctors. This is a crucial service for visiting seafarers, as their time ashore is often limited to just a few hours.

Valero Benefit for Children

In 2024, the Valero Benefit for Children, in conjunction with the Valero Texas Open, raised over $24 million in net proceeds, marking a significant contribution to children's charities. This event, which has been a long standing tradition since 2002, is organised by the Valero Energy Corporation to support children's causes in communities where Valero operates. Over the past century, the Valero Texas Open has amassed over $256 million in net charitable contributions, reflecting its enduring commitment to making a positive impact on the lives of children in need.

Great Whale Conservancy

CMB.TECH is part of the Whale Guardian programme of the Great Whale Conservancy to investigate how to mitigate whales strikes across the globe. Under the Whales Guardian programme we: a) map the key whale habitats and identify areas for potential speed limits, b) provide instructions to our mariners to either temporarily reduce speed and/or deviate without jeopardising navigational safety and commercial purpose; these voluntary measures have immediate effect at the Canadian East Coast, the west coast waters at California (USA) and the Hellenic Trench, c) work with well-known industry peers to amplify impact, d)explore and cooperate with global and local stakeholders to secure safe and ecologically sustainable passages; our support is lobbying for reviewing big traffic separation at Sri Lanka, British Channel, Malacca, etc.

Health

Our approach to health

Supporting the health of personnel both on board and ashore is a very important aspect of our Company Management system. Our working environment is continually monitored to ensure that we maintain healthy conditions. Our health standards and guidelines pay specific attention to important issues such as general living conditions, crew wellbeing, physical exercise, storage of food, and nutrition practices. Medical advice and assistance, for physical as well as mental health is available 24/7.

Shore

CMB.TECH creates an environment that supports the physical and mental health of employees by encouraging regular exercise and physical activity through offering discounted fitness subscriptions or group participation in organised runs, promoting healthy eating habits, and minimising hazards in the workplace. We provide healthy meals and fruit in the office and ergonomic workstations with adjustable desks and chairs that promote good posture, as well as ergonomic keyboards and mice. In Antwerp, we have introduced the concept of treadmill desks in an effort to combat sedentary behaviour and give our employees the opportunity to train while they are working.

Seafarers

Physical health on board is a crucial aspect of crew management. Our goal is to have all our seafarers going on board in good health and returning safely home after a successful contract, in the same healthy condition. This can only be achieved by sea and shore-staff working together and by focussing on multiple aspects of physical health. More information on physical health can be found on page 96.


CMA CGM DOLOMITES

Policies

Health, hygiene and safety policy

CMB.TECH holds health, hygiene and safety as first priority in its operations, while its utmost concern is to always ensure that all employees execute their work under safe and hygienic conditions.

The group is furthermore committed to take all reasonable precautions and measures, during the operation of its vessels, in order to ensure safety at sea, prevention of human injury or loss of life and avoidance of damage to property.

Alcohol and drug policy

CMB.TECH is fully committed to maintaining a safe and healthy working environment by implementing, directly or through our third party ship managers, strict drug and alcohol policies. Any violation of these policies, including illegal possession, consumption, distribution or sale of drugs or alcohol by any shipboard and shore personnel, shall lead to instant dismissal and will expose the person to legal proceedings.

Mental health

Mental health is a state of mental wellbeing that enables people to cope with the stresses of life, realise their potential, learn well and work well, and contribute to their community. It is an integral component of health and wellbeing that underpins our individual and collective abilities to make decisions, build relationships and shape the world we live in. Mental health is a basic human right and is crucial to personal, community and socio-economic development.

CMB.TECH takes mental health very seriously for its sea and shore staff. A specific HSQ system is in place with the highest standards of safety in marine transportation and mental health is part of this system.

Relevant team building activities and company events are organised for the shore staff, contributing to the effort of relieving the daily work stress.

Physical health

Shore

CMB.TECH aims to encourage employees to incorporate sports into their workday and to participate in several sporting events, such as local running competitions.

Seafarers

Physical health on board is a crucial aspect of crew management.

Vessels' trading patterns can have long sea-passages, resulting in limited access to shore-based medical facilities. Hence the hospital, medical equipment and medical chest of all vessels is kept with upmost care to assure preparedness round-the-clock in case medical intervention is needed. All vessels are equipped with a gym and we make sure our catering providers and cooking staff pay attention to healthy nutrition.

All officers and crew on board are trained in compliance with the STCW-requirements, including medical trainings. Next to this, specialised medical services are available 24/7 to provide guidance and advice on any medical matter. Procedures for medical emergencies are put in place and also ashore everybody directly involved in the management of the fleet is guided and trained to take up their roles and responsibilities in case of emergencies and medivac.

The group launched a physical health campaign at the end of 2023 and elaborated this in 2024. The aim is to investigate the risk factors for sickness on board, to bring awareness to the seagoing staff about the importance of pre-joining medical screening and healthy living and to look for ways to improve the overall health of the crew on board.

In February and March 2024, CMB.TECH participated in an external health survey, questioning more than 35,000 seafarers about their mental and physical health both on board and during leave. The high response rates makes the insights gathered from this survey very valuable. We can position our group within the broader industry and global trends are revealed through analysing the results.

At the same time, we collaborate throughout the year with dedicated medical centres and physicians worldwide in charge of the pre-joining medical examinations and radio-medical advice. During officers and crew conferences, medical practitioners were invited to give a presentation on health awareness. This covers both general risks of cardio-vascular diseases, diabetes, hypertension, ... but also risks that are specific to the nature of a job at sea, such as muscular pain because of heavy lifting and dehydration when working in hot environments like the engine room.

CMB.TECH is committed to keep this focus on physical health and make every effort to contribute to a healthy working environment on board our ships.


SWL 100t

Safety

Safety

Safety & quality are Paramount at CMB.TECH

At CMB.TECH, safety and quality are not just priorities but fundamental principles embedded in every aspect of our operations. Whether managing offshore vessels, hydrogen infrastructure, or our ocean-going fleet, our commitment remains unwavering: to safeguard lives, protect the environment, and ensure the highest quality of service. In 2024, we reaffirmed our dedication to "zero harm": zero injuries, zero ill health, zero property damage, and zero environmental harm. We are promoting an active safety and continuous quality improvement culture among our personnel, both ashore and onboard. By prioritising safety, quality, and sustainability, we aim to lead the maritime and hydrogen industries toward a safer and greener future.

Health Safety, quality and Environment (HSQE) Management System

CMB.TECH's HSQE management system ensures operational excellence across all divisions. Onboard and ashore organisations, along with external partners, are viewed as a cohesive organism, working collaboratively to achieve its commitment to excellence through continuous improvement.

CMB.TECH and all its underlying brands are certified for ISO 9001 (Quality Management Systems), ISO 14001 (Environmental Management Systems), and ISO 45001 (Occupational Health & Safety Management Systems), reflecting a unified commitment to excellence in quality, environmental responsibility, and workforce safety.

In addition, our shipping brands—Euronav, Bocimar, Delphis, Bochem and Windcat—comply with ISM (International Safety Management Code), MLC (Maritime Labour Convention), and ISO 27001 (Information Security Management) and ISO 50001 (Energy Management Systems), both of which we are actively working to roll out across all divisions.

Meanwhile, H2 Infra & Industry focuses on rigorous internal audits and compliance with ISO standards and legal frameworks specific to hydrogen infrastructure.

Preparing for emergencies

The maritime industry inherently involves risks to life, property, and the environment. While advanced technology, innovative ship designs, and strict procedural controls mitigate many of these risks, the potential for emergencies remains. A robust preparedness and response framework is essential to managing these situations effectively.

- Ocean-Going and Offshore: Comprehensive Emergency and Contingency Manuals (ECMs), Ship Oil Pollution Emergency Plans (SOPEPs), and region-specific plans (e.g., California Contingency Plans) ensure readiness for incidents such as oil spills, vessel groundings, or other operational emergencies.
- H2 Infra and Industry: H2 Infra developed a three-year training program in 2024 to address hydrogen-specific risks, including fires and leaks. This program emphasises enhanced coordination with external emergency services and internal readiness through tailored exercises and training initiatives.
- Unified Response: Tabletop exercises are conducted regularly across divisions, bringing together vessel crew, shore staff, class societies, flag administrations, and other relevant third-party participants. These exercises aim to enhance coordination, refine response strategies, and ensure readiness for potential emergencies. Post-drill evaluations and lessons learned continuously refine emergency preparedness strategies, fostering a culture of continuous improvement.

Raising Safety Standards

At CMB.TECH, raising safety standards is a continuous and multi-faceted process rooted in safety culture, quality improvement, and operational excellence. This effort involves three primary pillars:

1. Proactive Safety Enhancements:
   - We leverage data from audits, near miss reports, KPIs and customer feedback to identify areas for improvement, identify risks and implement robust mitigation measures
   - CMB.TECH fosters a culture that encourages open communication and continuous improvement. Employees are empowered to

report safety concerns, near-misses, and incidents without fear of reprisal. Our strict whistleblowing policy, combined with a structured complaints process onboard and ashore, ensures that all reports are handled with confidentiality and fairness.

- Blame-free reporting provides valuable insights that help optimise processes, identify safety risks, and enhance overall operational performance. Employees are expected to act prudently and to the best of their abilities. No one will be held accountable for honest mistakes if they:
    - Have acted with due diligence and care.
    - Have sought advice when facing unfamiliar or complex situations.
    - Have prepared adequately for their tasks.
- By reinforcing a culture of trust and accountability, CMB.TECH strengthens its safety framework, ensuring that lessons learned lead to tangible improvements rather than punitive measures.
- Division-specific Safety Days are organised to include workshops, open discussions, and hands-on training, tailored to reinforce awareness of specific operational risks and foster a strong safety culture. Additionally, group-wide training programs have been established to address emerging risks, including those associated with hydrogen (H_2) and ammonia (NH_3), equipping employees with specialised knowledge and practical skills. By integrating industry best practices into training programs and operational procedures, employees remain prepared with up-to-date expertise aligned with global standards. Lessons learned from incidents are directly linked to employee development initiatives, ensuring that continuous learning and systemic improvement are embedded in our operational safety framework.

2. Incident Investigation:

- Every incident, regardless of severity, is treated as an opportunity for systemic improvement. Investigations utilise structured methodologies such as the Loss Causation Model to delve beyond immediate causes and uncover underlying issues.
- Incident reviews are conducted by trained personnel both at sea and ashore, ensuring thoroughness and impartiality.
- Corrective actions are developed from findings, with a focus on addressing root causes, preventing recurrence, and enhancing overall system resilience.

3. Sharing Experiences:

- Quarterly CMB.TECH HSQE community meetings provide a platform for cross-divisional collaboration, where safety alerts, lessons learned, and emerging best practices are shared and discussed.
- Internal communication channels, including CMB.TECH's internal communication platform "ABOARD," play a critical role in disseminating information and maintaining alignment across teams. For the ocean-going fleet, these efforts include quarterly publications to keep stakeholders informed about key developments, bi-monthly newsletters showcasing in-house case studies and best practices, and tailored safety communications to ensure crew awareness of company priorities, safety trends, and operational focus areas. Additionally, TV screens in common areas onboard and ashore are regularly updated with key safety messages and announcements, ensuring consistent and accessible communication for all personnel.
- Crew seminars focus on real-world case studies derived from incidents, enabling leadership engagement and discussion of actionable strategies.
- Active participation in industry forums such as the Workboat Association, INTERTANKO and INTERCARGO facilitates benchmarking and adoption of cutting-edge safety practices.

By leveraging these interconnected pillars, CMB.TECH builds a robust framework for safety that not only addresses current challenges but also anticipates and mitigates future risks. This holistic approach underscores our commitment to fostering a resilient safety culture and achieving industry-leading operational excellence.


Nikon

Our safety performance

CMB.TECH tracks safety performance through clear metrics. Below is an overview of key safety indicators across divisions:

Table 11: Group safety data

KPIS	2022			2023			2024		
	Ocean-going	Offshore	Windcat	Ocean-going	Offshore	Windcat	Ocean-going	Offshore	Windcat
Fatal incidents	0	0	0	0	0	0	0	0	0
Lost Time Injuries (LTI)	5	0	0	4	0	0	3	0	2
LTI Frequency rate	0.36	0	0	0.29	0	0	0.34	0	3.15
Total Recordable Cases (TRC)	9	1	0	5	0	0	4	0	2
TRC Frequency rate	0.66	0.65	0	0.36	0	0	0.45	0	3.15
Manhours	13.730.544	1.540.824	512,096	13.681.918	1.679.856	658.177	8,787,120	1,301,256	634,130

Seastaff: a person working on board a vessel being members of its crew including captains.
Fatal incident: a work-related incident with fatal outcome

Lost Time Injuries (LTI): These are work-related injuries which result in an individual being unable to carry out any of his duties or to return to work on a scheduled work shift on the day following the injury, including fatalities.

LTI Frequency (LTIF) rate: This is the number of Lost Time Injuries per million exposure (man-hours) hours.

Total Recordable Cases (TRC): This is the sum of LTI + less severe injuries which results in an individual being unable to perform a normally assigned work function during a scheduled work shift and thus being given a less than normal assigned work function on the day following the injury, and/ or require only minor medical attendance.

TRC Frequency (TRCF) rate: This is the number of Total Recordable Cases per million exposure (man-hours) hours.
Exposure hours (man-hours): Number of persons on board x days being on board x 24.

Security

Cybersecurity and data protection

CMB.TECH gives high priority to cybersecurity. Throughout the year, this heightened awareness within CMB.TECH has been instrumental in identifying and addressing critical cybersecurity challenges both onshore and offshore.

The evolving threat landscape, the broadening attack surface, and the ongoing commitment to transparency necessitate active collaboration with our strategic partners. Together, we are dedicated to securing and fortifying a reliable information security data platform that prioritises data security. This commitment aligns seamlessly with our enhanced cybersecurity and data protection policy, inclusive of comprehensive mitigation measures and a meticulously formulated incident response plan. We conduct regular risk assessments for both Operational Technology (OT) and Information Technology (IT) systems, implementing corresponding mitigating actions.

CMB.TECH places a strong emphasis on the continuous training of shore-based personnel, crew, and contractors in cybersecurity protocols. Regular updates ensure that our team remains well-versed in the latest developments. Additionally, cybersecurity awareness training sessions and exercises are conducted for both onshore and onboard personnel.

Our fleet endeavours to be at the forefront of adopting secure technologies. Collaborating closely with service and product vendors is pivotal in validating real-world, standards-based cybersecurity capabilities that effectively address business needs onboard. Our goal is to introduce advanced cybersecurity measures and secure infrastructure that not only inspire technological innovation but also foster the growth of our fleet.

We achieve this through:

Practical cybersecurity:

- Implementation of standards-based, cost-effective, repeatable and scalable cybersecurity solutions to secure data and digital infrastructure.

Cyber compliance:

- Employing methods and tools to ensure compliance with cybersecurity best practices and regulatory frameworks.

Vulnerability scans:

- To enhance our cybersecurity posture, we have also incorporated yearly vulnerability scans into our cybersecurity strategy.
- These scans play a pivotal role in identifying and addressing potential weaknesses, contributing to the overall resilience of our systems and data protection measures.
- This proactive approach ensures that our cybersecurity initiatives remain adaptive and responsive to the evolving threat landscape.

Centralised management and monitoring:

- Implementing a Remote Management and Monitoring platform to gain a comprehensive overview of the fleet.
- Providing secure, monitored and recorded remote access to all IT infrastructure, including vessel assets, all user endpoint devices and other active network components.

Advanced antivirus and Endpoint Detection and Response (EDR):

- Deploying an EDR solution for continuous monitoring and response to advanced threats on all endpoints.
- Establishing ~~a~~ centralised dashboards for on-shore and off-shore visibility into endpoint security status and alerts.

CMB.TECH remains steadfast in its commitment to fortifying its cybersecurity posture, embracing technological advancements, and fostering a secure environment for its maritime and landbased operations.


EURONAV

Our Governance

Our governance

Approach

Code of Business Conduct and Ethics

CMB.TECH has adopted and applies a Code of Business Conduct and Ethics. The purpose of the Code of Business Conduct and Ethics is to help all employees to enhance and protect the good reputation of CMB.TECH. The Code of Business Conduct and Ethics articulates the policies and guidelines that highlight the values of CMB.TECH, more particularly in its relation to customers, suppliers, shareholders and other stakeholders, as well as society in general.

The full text of the Code of Business Conduct and Ethics can be consulted on the Company's website www.cmb.tech, under the section Corporate Governance.

The Code of Business Conduct and Ethics (the 'Code') has been adopted by the Supervisory Board (the 'Board') of CMB.TECH NV (together with its subsidiaries, the 'Company') for all of the Company's employees, directors and officers ('Relevant Persons').

The guidelines for the conduct of individuals in the Code applies to relationships with colleagues, customers, suppliers and government agencies with equal importance. CMB.TECH should present itself as a professional and responsible organisation and the Code sets out a set of basic principles to guide Relevant People regarding the minimum requirements expected of them.

Third party risk policy and anti-corruption policy

CMB.TECH is committed to conducting all of its business operations around the world in an honest, fair, transparent and ethical manner. The Anti-Corruption Policy is applicable to employees and persons who act on behalf of CMB.TECH. CMB.TECH is a member of the Maritime Anti-Corruption Network (MACN).

In general, any third parties who intend to trade with CMB.TECH are subject to detailed scrutiny by the Internal Control department. This also considers the appropriateness of the business relationship in view of the Company's Anti-Corruption Policy, in addition to the Third Party Risk Policy. Any concerns in relation to the Anti-Corruption Policy may be raised through the Company's Whistleblower Hotline Platform via **https://cmbtech.speakup.report/en-GB/cmbtech/home.**

Transparency and accountability

Capital markets are subject to existing structures and controls. These provide robust and sustainable frameworks to reassure investors that executive management teams and boards conduct themselves and execute strategy correctly and in a measurable way. Several agencies play a role when a company is listed as a publicly traded company. Stock exchanges require high standards of accounting discipline and regulatory compliance. Investors will also demand a consistent application of best practice in terms of presentation and detail of financial performance.

We participate on an annual basis in a number of initiatives which help us maintain a continuous dialogue with several stakeholders. Some of these initiatives require us to fill detailed standardised questionnaires covering a range of topics, to respond to follow-up questions and to carry out interviews with several of our people. As such, they ensure a broad exposure of our practices and help us benchmark and improve over time, by comparing us to other companies but also to these stakeholders' expectations, which tend to increase overtime. The annual results for each of these initiatives are discussed internally and are a useful starting point for remediation and action plans. Some other initiatives require us to adhere to a set of standards and norms, as well as to actively promote certain best practices internally.

The list of initiatives to which we participate is as follows, and most are discussed elsewhere in this report: PP, GtZ, MACN.

Analyst reports on our company are regularly written based on our earnings releases and other public announcements. Our publicly released information is also reviewed on an annual basis by our auditors.

CMB.TECH, along with other responsible tanker operators, has an obligation and duty to defend and promote our business model and wider corporate reputation. We believe that by signing up to initiatives such as the Poseidon Principles, the Global Maritime Forum and the Getting to Zero Coalition, the company is contributing actively and positively to improving shipping and crude tanker shipping's reputation by engaging with a diverse base of stakeholders.

GUBERNA

As CMB.TECH strongly believes in the merits of corporate governance principles and is keen on further developing its corporate governance structure, CMB.TECH joined GUBERNA as institutional member at the end of 2006. GUBERNA (www.guberna.be) is a knowledge centre promoting corporate governance in all its forms and offers a platform for the exchange of experiences, knowledge and best practices.


BOCIMAR
B
MINERAL EIRE
ANTWERPEN

Internal Control & Risk Management

Management develops and implements internal control to oversee the Company's activities, efficiency and resource utilisation in a way suited to its objectives, size and complexity.

Structured, consistent and continuous risk management identifies, assesses, decides on solutions to and reports on opportunities and risks that may affect the company's goals.

The Supervisory Board approved a Risk Management Charter to support the company's risk management culture. Clear roles and risk management procedures have been created.

Each risk has a risk owner in the register. Every quarter, risk owners certify their risks. The Risk Officer, who oversees the risk management system, reports this quarterly certification to the Audit and Risk Committee.

CMB.TECH's Health, Safety, Quality, and Environmental (HSQE) Management System fully conforms with the ISM Code's Safe Operation of Ships and Pollution Prevention.

CMB.TECH has a system of internal control over financial reporting, including rules and procedures to appropriately reflect asset transactions and disposals. The goal is to provide reasonable assurance that transactions are recorded in accordance with generally accepted accounting principles and that unauthorised acquisition or use or disposition of the company's assets are detected promptly. Internal audits assess compliance annually. The outcome is reported to the corporate finance function and to the Audit and Risk Committee. Our cybersecurity risk management and strategy and governance is discussed in the Security section on page 101 onwards.

CMB.TECH has established an internal audit function for the purpose of reviewing and analysing strategic, operational, financial and IT risks, to conduct specific assignments in accordance with the annual internal audit plan and to conduct investigations as needed and to report and discuss the findings with the Audit and Risk Committee. The scope of the internal audit covers both operations and internal control over financial reporting. The Internal Audit Department is staffed with designated resources, including those of other departments, and external service providers for competencies that are not available within the company. Part of the internal audit work on internal control over financial reporting is outsourced to a qualified service provider (EY). The Head of Internal Audit reports both to the CEO and the Audit and Risk Committee.

CMB.TECH has appointed BDO as its external auditor to verify its financial results and compliance with Belgian legislation. The external auditor issues a report at least twice a year, which it presents to the Audit and Risk Committee. The Audit and Risk Committee has regular interactions with BDO, including closed sessions without management present. The external auditor is also invited to attend the AGM to present its report.

Hedging policy

CMB.TECH may hedge part of its exposure to cover changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. The group does not hold or trade derivatives for speculative purposes. CMB.TECH uses derivative financial instruments such as foreign exchange forward contracts, interest rate swaps, purchase of CAP options, sale of FLOOR options, currency swaps and other derivative instruments solely to manage its exposure to interest rates and foreign currency exchange rates and to achieve an appropriate mix of fixed and floating rate exposure as defined by the group.

Risk factors

Summary

In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:

- The strength of world economies and currencies, including the central banks policies intended to combat overall inflation and rising interest and adverse fluctuations of foreign exchange rates;
- General market conditions, including the market for fuel oil and hydrogen and ammonia engine and fuel technology, and specifically for our vessels: the fluctuations in charter rates and vessel values;
- The state of the global financial markets which may adversely impact the availability to us of additional financing and refinancing at rates and on terms acceptable to us, as well as our ability to obtain such, or to comply with the restrictive and other covenants in our financing arrangements, or to obtain hedging instruments at reasonable costs;
- The impact of the U.S. presidential and congressional election results affecting the economy, future laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions;

- Our business strategy and other plans and objectives for growth and future operations, including planned and unplanned capital expen-ditures;
- CMB.TECH's hydrogen and ammonia engine and fuel technology may not be successfully applied in on our routes;
- CMB.TECH may not complete as expected various hydrogen and ammonia projects upon which the company's strategy is based around the world both at sea and ashore;
- Our ability to generate cash to meet our debt service and other obligations;
- Our levels of operating and maintenance costs, including fuel and bunker costs, dry-docking and insurance costs;
- Potential liability from pending or future litigations, including potential liability from future litigations related to claims raised by public-interest organisations or activism with regard to failure to adapt to or mitigate climate impact;
- Environmental, Social and Governance (ESG) expectations of investors, banks and other stakeholders and related costs of compliance with our ESG targets and objectives;
- Stricter environmental regulations (International Maritime Organization ("IMO")) 2025 greenhouse gas ("GHG") emissions rules, EU Emissions Trading System ("EU ETS") (for shipping) and related compliance costs and operational complexity;
- Our dependence on key personnel and the availability of skilled workers, including seafarers and the related labour costs;
- Any failure to protect our information systems against security breaches or the failure or unavailability of these systems for a significant period of time, for reasons such as a cyber-attack which may disrupt our business operations and our inability to secure cyber-insurance at reasonable costs;
- A pandemic (such as the coronavirus COVID-19) and governmental response thereto, including its impacts across our business on demand for our vessels, our global operations, counterparty risk as well as its disruption to the global economy;
- Increased frequency of extreme weather events (hurricanes, typhoons and flooding) affecting ports and shipping lanes, particularly in Southeast Asia, the U.S. Gulf Coast, the Indian Ocean and Australia.
- General domestic and international geopolitical conditions including trade tensions between China and the United States, between the European Union & the United States and Russia, the numerous attacks on vessels in the Red Sea, trade wars and disagreements between oil producing countries, including illicit oil trades;
- Any shift from oil and coal towards other energy sources such as electricity, natural gas, liquefied natural gas (LNG), hydrogen, ammonia or other fuels;
- Technology and product risk including those associated with energy transition and fleet/systems rejuvenation to alternative propulsion including technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;
- International sanctions, embargoes, import and export restrictions, nationalisations, piracy, terrorist attacks and armed conflicts, including those taken in connection with the recent conflicts between Russia and Ukraine, and Israel and Hamas;
- Piracy incidents in the Gulf of Guinea, Malacca Strait, and off the Somali coast as global naval resources remain focused on Middle Eastern conflicts;
- Any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or FCPA, or other applicable regulations relating to bribery;
- Potential disruption of shipping routes due to war including the developments in the Red Sea, accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine, Gaza and Syria, acts by terrorists or acts of piracy on ocean-going vessels;
- Vessel breakdowns and instances of off-hire;
- The supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for oil and thus maritime transportation of crude oil;
- Reputational risks, including related to public perceptions in regards to climate change;
- Compliance with governmental, tax (including carbon related), environmental and safety regulations and regimes and related costs;
- Potential liability from future litigations related to claims raised by public-interest organisations or activism with regard to failure to adapt to or mitigate climate impact;
- Increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
- Any non-compliance with existing environmental regulations such as but not limited to (i) the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which reduced the maximum amount of sulphur that vessels may emit into the air as from January 1, 2020; (ii) the International Convention for the Control and Management of

Ships' Ballast Water and Sediments or BWM which applies to us as of September 2019; (iii) the EC Fit-for-55 regulation and specifically with EU Emission Trading Schemes Maritime and FuelEU Maritime; (iv) the European Ship Recycling regulation for large commercial seagoing vessels flying the flag of a European Union or EU, Member State which forces shipowners to recycle their vessels only in safe and sound vessel recycling facilities included in the European List of ship recycling facilities which is applicable as of January 1, 2019;

- Changes in laws, treaties or regulations, including but not limited to any new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization (IMO), and/or imposed by regional or national authorities such as the European Union (EU) or individual countries;
- Our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other countries, including the United States;
- Treatment of the company as a passive foreign investment company ("PFIC") by U.S. tax authorities;
- The failure of counterparties to fully perform their contracts with us;
- Adequacy of our insurance coverage;
- Our ability to obtain indemnities from customers;
- The inability of our subsidiaries to declare or pay dividends, if any; and
- The losses from derivative instruments.

Investing in our securities involves risk. We expect to be exposed to some or all of the risks described below in our future operations. Risks to us include, but are not limited to, the risk factors described below. Any of the risk factors described below could affect our business operations and have a material adverse effect on our business activities, financial condition, results of operations and prospects, capacity to distribute dividends and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialise, they may occur in combination with other risks which would compound the adverse effect of such risks on our business activities, financial condition, results of operations and prospects. Investors in our securities could lose all or part of their investment. It is advised to carefully consider the following information in conjunction with the other information contained or incorporated by reference in this document. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

Risks relating to our business

Potential disruption of shipping operations due to market cycles, geopolitical conflicts, environmental factors and regulatory changes

The shipping industry is cyclical and volatile, leading to fluctuations in charter rates, vessel values, earnings and available cash flow across different shipping segments. The industry is subject to both short- and long-term market disruptions, which may materially impact our profitability, liquidity and operational planning.

The market for crude oil tankers, chemical tankers, dry bulk carriers, container vessels, offshore support vessels (Commissioning Service Operation vessels ("CSOV") and Crew Transfer Vessels ("CTV")) and tugboats remains volatile due to fluctuating supply and demand dynamics, changes in global trade flows and external macroeconomic factors. We expect continued charter rate variability across all vessel classes, affecting our short- and medium-term cash flows.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for shipping capacity caused by external factors beyond our control. The carrying values of our vessels may not represent their fair market values, as second-hand vessel prices tend to fluctuate with changes in charter rates, shipbuilding costs and industry regulations.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment review. The assessment of impairment requires us to project future cash flows, considering vessel values, freight rates, discount rates, residual values and asset lifespan estimates. Many of these factors are historically volatile and adverse market conditions could lead to impairment losses, impacting our financial performance. In addition, if a vessel is sold below book value, we could incur financial losses that may negatively affect our results.

In general, the factors affecting supply and demand in the shipping industry and the nature, timing and degree of changes in industry conditions are unpredictable and outside our control. A worsening of global economic conditions could cause charter rates to decline, affecting our ability to secure profitable employment for our vessels. Any renewal or replacement charters may not be sufficient to ensure financial stability.

The main factors that influence demand for shipping capacity include:

- Global energy demand and commodity trade, including the demand for alternative energy resources, affecting the need for crude oil tankers, chemical tankers and bulk carriers.
- Containerised trade flows, driven by industrial production, e-commerce growth and port congestion levels.
- Expansion of offshore wind projects, influencing the demand for CSOVs and CTVs in renewable energy sectors.
- The supply and demand for seaborne transportation of oil, petroleum products, dry bulk commodities and manufactured goods.

- Shifts in energy consumption due to the availability of alternative fuels or changes in the relative cost of oil, gas, hydrogen and renewables.
- Increases in domestic energy production linked by pipelines, reducing dependency on seaborne transportation.
- Refining capacity and inventory distribution, affecting tanker demand based on geographic energy supply imbalances.
- National policies regarding strategic reserves, including changes in emergency crude stockpiling levels.
- Geopolitical conflicts and security threats, including the wars in Ukraine and Gaza, vessel attacks in the Red Sea and Bab el-Mandeb Strait, piracy in the Gulf of Guinea and East Africa and rising tensions in the South China Sea.
- Sanctions, embargoes and trade restrictions, including measures against Russia impacting crude oil and refined product transport.
- Global and regional economic developments, including recession risks, inflationary pressures and disruptions in global shipping corridors.
- Currency exchange fluctuations, particularly USD volatility, impacting trade balances and bunker fuel prices.
- Changes in seaborne trade patterns, including shifts in commodity sourcing and supply chain realignments following geopolitical disputes and trade wars.
- Evolving regulatory requirements, such as the IMO 2025 emissions targets, EU carbon pricing (EU ETS for shipping), FuelEU Maritime and new ballast water treatment mandates.
- Environmental and sustainability initiatives, including the global push toward green shipping corridors, alternative fuel adoption and stricter emission standards.
- Cybersecurity threats and digitalisation risks, including potential cyberattacks on vessel navigation and cargo tracking systems.

The factors that influence the supply of shipping capacity include:

- The number of newbuild vessel orders, constrained by shipyard capacity, financing availability and regulatory uncertainty.
- Recycling and scrapping rates, influenced by vessel age, emission compliance costs and second-hand market liquidity.
- Oil and commodity market imbalances, affecting tanker and bulk carrier charter demand.
- The conversion of tankers and bulk carriers to alternative uses, such as floating storage or floating production storage and offloading ("FPSO") retrofitting.
- Business disruptions caused by supply chain bottlenecks, including shipyard delays, component shortages and port congestion.
- The number of vessels laid up, dry-docked or repurposed for non-transport activities (e.g., storage or offshore supply duties).
- Decarbonisation uncertainty and regulatory delays, as shipowners hesitate to order new tonnage amid evolving IMO and EU emissions policies.

Future market outlook and strategic considerations

We anticipate that future demand for our fleet will depend on:

- Global economic growth rates and industrial production trends.
- Seasonal and regional fluctuations in demand, including winter fuel consumption spikes and summer dry bulk trade flows.
- Fleet expansion strategies across global shipping segments.
- Evolving energy policies and carbon reduction commitments, shaping demand for conventional fuel transport and offshore wind support vessels.

Given the current backlog of new ship orders, the global fleet capacity is expected to grow, creating potential overcapacity concerns in certain vessel segments. Additionally, macroeconomic uncertainty, rising interest rates and geopolitical disruptions could dampen trade demand across multiple shipping sectors.

The ongoing conflicts in Ukraine and Gaza, combined with inflationary pressures and supply chain fragility, have created additional risks in certain regions where we operate. Continued sanctions on Russia, including restrictions on maritime oil trade, have already disrupted energy markets, impacting tanker charter patterns. Attacks on commercial vessels in the Red Sea have further exacerbated risks, affecting containerised trade routes and insurance costs.

Since 2022, various jurisdictions have expanded economic sanctions against Russia, restricting the maritime transport of key commodities such as oil and refined products. These measures have reshaped global trade flows, increasing ton-mile demand for certain shipping sectors while complicating compliance requirements for operators.

Furthermore, fluctuations in oil and natural gas prices have created uncertainty in tanker and bulk carrier demand. Periods of low oil prices discourage new exploration and production investments, reducing demand for crude transport. Conversely, high oil prices can suppress consumption, impacting refined product tanker utilisation. As the number of jurisdictions imposing sanctions upon Russia grows and/or the nature of sanctions being imposed evolves, the charter rates we are able to obtain could weaken.

Market downturns and demand shocks can create excess shipping capacity, intensifying competition across vessel classes and forcing older, less efficient vessels into lay-up or retirement. Given the volatile nature of global trade, we cannot predict future market conditions with certainty. However, continued geopolitical instability, economic shifts and regulatory changes could materially affect our fleet deployment strategies and financial performance.

Political developments in the U.S. and the impact of the new Presidency could directly impact the shipping industry and our Company

The outcome of the U.S. presidential election in 2024 introduced significant shifts in trade policy, energy markets and geopolitical stability, all of which could directly impact the shipping industry.

- Trade policy and tariffs: The Trump administration announced to implement protectionist trade policies, including higher tariffs on imported goods, possibly reducing container shipping demand, shift supply chains and disrupt traditional trade flows.
- Energy independence policies: The Trump administration likely will prioritise U.S. energy independence and is increasing U.S. domestic oil and gas production. This could reduce the demand for imported crude oil and impact tanker utilisation rates. Conversely, an increase in U.S. LNG exports to Europe and Asia could boost demand for gas carriers and bulk commodities.
- Geopolitical strategy and global stability: foreign policy shifts, particularly regarding North Atlantic Treaty Organization ("NATO") commitments, relations with China and Middle Eastern conflicts lead to increased U.S. isolationism and a more aggressive trade stance which could lead to further global instability,reducing demand for crude, containerised goods and dry bulk commodities.
- Regulatory uncertainty in environmental policies: A rollback of environmental regulations under the Trump administration may slow down the global decarbonisation push, affecting carbon trading mechanisms, emission reduction targets and investment in alternative fuel technologies.

Such shifts in U.S. trade and energy policies under the new administration will impact seaborne trade patterns, commodity pricing and fuel costs, which in turn will influence charter rates, vessel deployment strategies and shipping route optimisation.

As a diversified maritime group, we remain exposed to a broad spectrum of economic, political, regulatory and environmental risks affecting global maritime trade. While we actively manage fleet diversification and market adaptation, external disruptions - including military conflicts, energy transition policies and global trade shifts - could significantly impact our operational performance, revenue generation and long-term financial stability and in turn our share price..

We derive a substantial portion of our revenue from a limited number of customers and the loss of anyone of these customers could result in a significant loss of revenues and cash flow.

We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2024, FMG International Ltd and Valero Energy Corporation, ("Valero"), accounted for 8.47% and 8.11% respectively of our total revenues in our marine segment. In addition, our only floating storage and offloading ("FSO") customer for both of our FSO's as of December 31, 2024, was North Oil Company which accounted for 6.80% of our revenues as of such date. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise.

In addition, a charterer may exercise its right to terminate the charter if, among other things:

- The vessel suffers a total loss or is damaged beyond repair;
- We default on our obligations under the charter, including prolonged periods of vessel off-hire;
- War, sanctions or hostilities significantly disrupt the free trade of the vessel;
- The vessel is requisitioned by any governmental authority; or
- A prolonged force majeure event occurs, such as war, piracy, terrorism, global pandemic or political unrest, which prevents the chartering of the vessel, in each case in accordance with the terms and conditions of the respective charter.

In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications, such as if average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount. Additionally, compensation under our FSO service contracts is based on daily performance and/or availability of each FSO in accordance with the requirements specified in the applicable FSO service contracts. The charter payments we receive under our FSO service contracts may be reduced or suspended (as applicable) if the vessel is idle, but available for operation, or if a force majeure event occurs, or we may not be entitled to receive charter payments if the FSO is taken out of service for maintenance for an extended period, or the charter may be terminated if these events continue for an extended period. In addition, our FSO service contracts have day rates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, our FSO service contracts include yearly escalation provisions. These provisions are designed to compensate us for certain cost increases, including

wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable escalation provisions.

If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favourable to us as our current charters, or at all. We are exposed to changes in the spot market rates associated with the deployment of our vessels. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.

To a large extent, we depend on spot charterers and any decreases in spot charter rates in the future may adversely affect our earnings and ability to pay dividends, if any.

As of December 31, 2024, 46 of our vessels were employed in the spot market (26 Euronav, 9 Bocimar, 2 Bochem, 7 Windcat and 2 Other). Of these vessels, 12 of our Very Large Crude Carrier ("VLCC") tankers were employed in the Tankers International Pool ("TI Pool"), of which we became a founding member in 2000, and two of our stainless steel chemical tankers were employed in the Stolt Tankers Joint Service pool ("STJS Pool"). 74 of our vessels were employed on long-term charters (12 Euronav, 4 Bochem, 4 Delphis, 53 Windcat, 1 Other), of which the average remaining duration is 7 years (excluding the 53 CTVs in the Windcat division), including 5 with profit sharing components. We will be exposed to prevailing charter rates in the different sectors when these vessels' existing charters expire, and to the extent that the counterparties to our fixed-rate charter contracts fail to honour their obligations to us. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon vessel and commodity supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimising, to the extent possible, time spent waiting for charters and time spent travelling in ballast to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

The spot market is very volatile and there have been and will be periods when spot charter rates decline below the operating cost of vessels. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realising the benefits from such increases. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends, if any, in the future.

We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in the best interests of the company, and our activities in this respect could have a material adverse effect on our business.

We continuously evaluate potential transactions, such as business combinations, as well as the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short term investments or other transactions, that we believe will be accretive to earnings, enhance shareholder value or are in the best interest of the company. The diversion of management's attention, any delays or difficulties encountered in connection with a potential transaction, the failure to realise any or all of the anticipated benefits of the transaction or the ability to close such transaction within the time periods anticipated may have material adverse effect on our business, results of operations, financial condition and ability to pay dividends to our shareholders.

Potential organisational changes may impact us, potentially resulting in loss of business and the loss of key employees or declines in employee productivity. Uncertainties associated with any senior management transitions could lead to concerns from current and potential third parties with whom we do business, any of which could hurt our business prospects. Turnover in key leadership positions within the company, or any failure to successfully integrate key new hires or promoted employees, may adversely impact our ability to manage the company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of existing personnel, any of which could have a material adverse effect on our business, operating results, financial results and internal controls over financial reporting.

Our business is affected by macroeconomic conditions, including inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.

Various macroeconomic factors could adversely affect our business, operational results and financial condition, including fluctuations in inflation, interest rates and global economic uncertainty. These factors, coupled with disruptions in supply chains and capital markets, create challenges across the crude oil, chemical, dry bulk, container and offshore support shipping segments in which we operate.

For instance, inflation has increased our labour costs, particularly through higher wages for seafarers, port workers and specialised crew members, and has resulted in higher interest rates and increased operating expenses across our fleet. Rising costs of ship maintenance, spare parts, fuel and insurance premiums have placed additional financial pressure on our operations. Supply chain constraints, including delays in obtaining critical vessel components, port congestion and shipyard backlogs, have further exacerbated inflationary trends. If these conditions persist, they could have a negative impact on our fleet operations, asset values and charter market dynamics.

Increased inflation and commodity price volatility—particularly in fuel, spare parts and logistics costs—have raised our operating expenses. Our company does not currently use financial derivatives to hedge against commodity price volatility and we rely on market-driven pricing for materials, energy and other operational inputs. While we attempt to include cost escalation clauses in our longer-term transportation contracts to pass fuel and operational cost increases onto customers, we cannot guarantee that all such costs will be fully recoverable. If we are unable to effectively mitigate these rising expenses through contractual pricing mechanisms or increased freight rates, our profitability and operating margins could be negatively affected.

In 2024 and 2023, the global shipping industry was significantly impacted by geopolitical events. The enforcement of United States, EU and G7 sanctions against Russian crude oil and petroleum products, which officially took effect on February 25, 2023, accelerated a global recalibration of trade patterns across tanker, bulk and container shipping markets. The shift in commodity flows and the emergence of new trade routes created longer voyage distances, impacting fuel costs, vessel availability and charter rate volatility.

The military conflict in the Middle East and subsequent attacks on commercial vessels in the Red Sea have forced multiple vessels to reroute away from the Suez Canal, increasing voyage times and shifting global trade flows toward longer-haul routes via the Cape of Good Hope. This disruption affected not only oil tankers but also bulk carriers, container vessels, and offshore support logistics, leading to delays, higher insurance costs, and risk premiums for operating in volatile regions.

Additionally, restrictions on Panama Canal transits due to prolonged drought conditions and reduced water levels have resulted in longer sailing patterns and increased congestion at alternative shipping routes. The rerouting of container and bulk shipping flows has contributed to higher transport costs, extended delivery times, and rate volatility across multiple vessel types.

As global trade continues to adjust to geopolitical tensions, environmental constraints, and new regulatory requirements, we anticipate continued disruptions, shifts in regional demand and fluctuations in charter rates across all segments of our fleet, including oil and chemical transport, bulk commodities, containerised cargo, offshore wind support, and harbour services.

Ongoing macroeconomic uncertainty, rising costs and geopolitical instability will continue to impact fleet operations, shipping demand and financial performance across our diversified shipping activities. While we actively seek to mitigate these risks through fleet diversification, contract optimisation and operational efficiency, external factors—including inflation, trade policy shifts and evolving security threats—remain beyond our direct control and could materially affect our business.

An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China's export of goods and import of raw materials could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping.

The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. Additionally, new tariffs seem likely to be imposed by the second Trump administration on imports from Canada, Mexico, China and Europe as well as on imports of steel and aluminium. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on demand for our services and business, results of operations and financial condition.

Additionally, the U.S. trade war with China may escalate beyond tariffs with a plan by the Trump administration to impose steep fees on Chinese shipping companies, any Chinese-built vessels entering U.S. ports and any ship operator that has a Chinese-built vessel in its fleet or newbuilding on order at a Chinese yard. The U.S. trade representative (USTR) will demand Chinese-owned vessels to pay up to $1 million for port calls and those operating Chinese-built vessels to be charged up to $1.5 million per U.S. port call. It is unknown whether and to what extent these new port fees on

Chinese shipping companies and vessels will be adopted or the effect that they would have on us or our industry.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping generally. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods or products to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions and may significantly reduce global trade, including trade between the United States and China. These developments could also have an adverse impact on our charterers' business, operating results and financial condition which could, in turn, affect our charterers' ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders and on the price of our ordinary shares.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (ESG) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices, especially as they relate to the environment, health and safety, diversity, labour conditions and human rights in recent years, and have placed increasing importance on the implications and social costs of their investments.

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the "Task Force"). The Task Force's goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force's purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022 and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration and business development companies. On March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant's board of directors' oversight of climate-related risks and management's role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant's business, results of operations or financial condition. In addition, to facilitate investors' assessment of certain climate-related risks, the final rules require disclosure of Scope 1 and/or Scope 2 greenhouse gas (GHG) emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such registrants' Scope 1 and/or Scope 2 emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules include a phased-in compliance period for all registrants, with the compliance date dependent on the registrant's filer status and the content of the disclosure.

However, on March 18, 2024, the Fifth Circuit Court of Appeals issued an administrative stay of the SEC's recent climate disclosure rule, followed by a voluntary stay by SEC pending judicial review. On January 20, 2025, President Donald Trump issued a Presidential Memorandum instituting a regulatory freeze, impacting recent regulations, including the SEC's climate disclosure rules. On February 11, 2025, Acting SEC Chairman Mark Uyeda directed SEC staff to request a pause in the litigation concerning the climate disclosure rules, signalling a potential shift in the Commission's stance on these regulations. These recent developments indicate a significant reevaluation of the SEC's approach to climate-related disclosures.

Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards or the perception of not responding

appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage such a company's reputation or stock price, resulting in direct or indirect material and adverse effects on the company's business and financial condition.

The increase in shareholder proposals submitted on environmental matters and, in particular, climate-related proposals in recent years indicates that we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritise sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to implement, monitor, report and comply with wide ranging ESG requirements. Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to greenhouse gases and climate change in the energy industry in particular and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Moreover, from time to time, in alignment with our sustainability priorities, we aim at establishing and publicly announce goals and commitments in respect of certain ESG items, such as shipping decarbonisation. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established standardised approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.

Finally, organisations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavourable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
As of December 31, 2024 and December 31, 2023, our total indebtedness was $2,622.3 million and $930.7 million respectively, and we expect to incur additional indebtedness as we further expand our fleet. Borrowings under our credit facilities are secured by our vessels and certain of our and our vessel-owning subsidiaries' bank accounts and if we cannot service our debt, we may lose our vessels or certain of our pledged accounts. Borrowings under our credit facilities and other debt agreements requires us to dedicate a part of our cash flow from operations to paying interest and principal on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future.

Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to enable us to satisfy our short-term or medium- to long-term liquidity requirements or to otherwise satisfy our debt obligations, we may have to undertake alternative financing plans, which could dilute shareholders or negatively impact our financial results.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, our lenders could elect to declare

that our debt, totally or partially, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facilities.

Our agreements governing our indebtedness also impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio, which means that the facility size of the vessel loans can be reduced if the value of the collateralised vessels falls under a certain percentage of the outstanding amount under that loan, as a result of which a repayment in the same amount may be required. In addition, certain of our credit facilities will require us to satisfy certain financial covenants, which require us to, among other things, to maintain:

- An amount of current assets, which may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year, that, on a consolidated basis, exceeds our current liabilities;
- An aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
- An aggregate cash balance of at least $30.0 million; and
- A ratio of stockholders' equity to total assets of at least 30%.

In general, the operating restrictions that are contained in our credit facilities may prohibit or otherwise limit our ability to, among other things:

- Effect changes in management of our vessels;
- Transfer or sell or otherwise dispose of all or a substantial portion of our assets;
- Declare and pay dividends, if any, if there is or will be, as a result of any dividend, an event of default or breach of a loan covenant; and
- Incur additional indebtedness.

A violation of any such financial covenants or operating restrictions may constitute an event of default, which, unless cured within the grace period set forth under the applicable credit facility, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities, or those of our 50%-owned joint ventures.

As a result of the CMB.TECH merger transaction in 2024, we have assumed substantial existing indebtedness, leading to increased operating and financial restrictions beyond those previously in place. These restrictions may limit our ability to execute our business strategy, increase the risk of default and impact our financial flexibility.

Additionally, as of the end of 2024, certain outstanding loans remain secured by CMB guarantees, which in turn impose financial covenants linked to CMB's financial performance. As a result, our financial position may be affected by CMB's compliance with its financial obligations. Any deterioration in CMB's financial standing or breach of covenants could have an adverse impact on our financing conditions, ability to refinance debt and overall financial stability.

As of December 31, 2024, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements. However in the case of certain covenants, such as the stockholders' equity to total assets ratio, which was 30.5% as of December 31, 2024, there is only a minimum threshold below which we would trigger an event of default on our debt.

We monitor compliance with these covenants continually and consider the risk of default to be low based on current projections and the availability of timely mitigating actions. In the event of a covenant breach, many of our financing agreements also provide grace or remedy periods during which we may take corrective actions to restore compliance. Such corrective actions may include, but are not limited to:

- posting additional collateral;
- partial repaying outstanding debt to reduce leverage;
- infusing equity capital;
- negotiating amendments or temporary waivers with lenders; and
- implementing other measures that would positively influence the ratio.

In addition to the measures described above, the Company has taken strategic and structural steps to enhance its covenant flexibility and financial resilience. In early 2025, the Company gained control over Golden Ocean through the acquisition of

approximately 49% of its outstanding shares, thereby consolidating its operational and asset base.

Furthermore, in order to finance the acquisition, the Company entered into a new bridge facilities agreement totalling $1.4 billion, which introduces financial covenants based on adjusted asset values rather than book values, providing a more industry-aligned measure of leverage and capital adequacy. The Company is also actively engaged in bringing its existing covenant framework in line with industry practice, particularly with respect to the use of adjusted book values and fair value-based metrics. These actions form part of the Company's ongoing effort to ensure that its capital structure and covenant framework remain aligned with the volatile and asset-sensitive market environment.

Failure to take such actions to resolve a breach within the specified cure period or secure a waiver, however, may result in an event of default, potentially leading to debt acceleration, enforcement of security interests, or cross-defaults in other loan agreements or instruments. Consequently, we maintain a forward-looking liquidity forecast, conduct regular stress testing, and closely monitors covenant headroom. Additionally, we actively engage with key financing partners to ensure flexibility in the event of unexpected changes in circumstances.

Should we fail to identify and resolve any such covenant breach and ensuing default, there would be a substantial negative impact on our ability to borrow funds and on our liquidity and cash flows which in turn would negatively impact our financial condition and performance.

We depend on our executive officers and key employees, and the loss of their services could, in the short term, have a material adverse effect on our business, results and financial condition.
We depend on the efforts, knowledge, skill, reputations and business contacts of our executive officers and other key employees. Accordingly, our success will depend on the continued service of these individuals. We may experience departures of senior executive officers and other key employees and we cannot predict the impact that any of their departures would have on our ability to achieve our financial objectives. The loss of the services of any of them could, in the short term, have a material adverse effect on our business, results of operations and financial condition.

Fluctuating fuel prices may affect our profits.
The U.S. Energy Information Administration (EIA) projects that global oil production will surpass consumption in 2025, leading to an increase in inventories and a subsequent decline in oil prices. Specifically, the EIA forecasts Brent crude oil prices to average $74 per barrel in 2025, decreasing to $66 per barrel in 2026.

This anticipated supply surplus is primarily driven by record-high U.S. crude oil production, expected to average 13.3 million barrels per day in 2025. Additionally, the International Energy Agency (IEA) forecasts global oil demand to grow by 1.1 million barrels per day in 2025, primarily driven by China's petrochemical sector and contributions from India and other emerging Asian economies. However, the IEA also projects that global oil supply will exceed demand by approximately 1 million barrels per day, leading to a surplus and putting downward pressure on crude oil prices. Furthermore, increased adoption of electric vehicles (EVs) and renewable energy in China is expected to moderate oil demand growth in transportation but this will likely be offset by rising petrochemical and industrial use,, potentially influencing downward price pressures.

The EIA additionally predicts increased outputs from countries like Canada, Brazil, and Guyana which will be contributing to the global supply growth.

Unexpected supply disruptions, the Organization of the Petroleum Exporting Countries ("OPEC") output choices, and geopolitical events continue to have an impact on oil prices. Maintaining limitations may stabilise prices, but doing so could cost OPEC market share to non-OPEC producers like the United States, which is still increasing its output. This presents a strategic dilemma for OPEC. OPEC must carefully manage quotas to prevent long-term competitive disadvantages, even though 2025 predictions indicate sufficient supply and possible price decreases. Furthermore, unanticipated changes in the market may have an effect on fuel prices and operating costs, necessitating ongoing observation.

Fuel is a significant, if not the largest, expense when operating vessels on the spot market under voyage charters. Additionally, regulations such as FuelEU Maritime and EU ETS impose further cost burdens on our operations. Failure to align compliance strategies properly with charterers could negatively impact our bottom line, as these regulations necessitate additional administrative and financial planning to mitigate emission-related expenses. Additionally, the Mediterranean Sea Emission Control Area is set to take effect on May 1, 2025, requiring vessels operating in the Mediterranean to use marine fuels with a sulfur content not exceeding 0.10% or make use of Exhaust Gas Cleaning Systems ("scrubbers"). This regulation will necessitate a shift from very low sulfur fuel oil ("VLSFO") to the more expensive low sulfur marine gas oil, further increasing operational expenses. Unexpected fuel price surges can directly impact our profitability at the time of charter negotiations. Additionally, regulatory requirements have further increased fuel costs. Since January 1, 2020, the IMO has mandated a reduction in sulfur emissions to 0.5%, which has increased operational expenses and reduced our competitiveness compared to alternative transportation methods such as trucking and rail. Future regulations, including potential carbon pricing mechanisms and stricter emission controls, may similarly affect profitability.

2024 witnessed continued fluctuations in bunker prices, influenced by geopolitical tensions and supply

chain disruptions. The IEA notes that while oil demand is set to grow, the projected supply surplus in 2025 suggests a downward trend in oil prices, potentially easing some of the cost pressures faced in 2024. The ongoing price cap on Russian oil led to market adjustments, particularly affecting high-sulfur fuel oil (HSFO) availability. The spread between HSFO and VLSFO narrowed temporarily in mid-2024 as demand in the Middle East utility sector absorbed much of the price-capped Russian HSFO, but remains volatile due to shifts in refining margins and global demand for fuel oil.. In Singapore, HSFO prices averaged approximately $478.20 USD/Metric Ton ("MT") in 2024, while VLSFO prices ranged between $535 and $752 USD/MT, averaging $635.40 USD/MT over the year.

Geopolitical risks continued to disrupt fuel oil supply chains, particularly due to heightened attacks on merchant shipping in the Red Sea by the Houthis in response to the Israel-Hamas conflict. These attacks have significantly impacted arbitrage flows, increased lead times for VLSFO shipments into Singapore, and stranded HSFO cargoes east of the Suez, as Persian Gulf refiners face challenges in safely transiting the Bab el Mandeb Strait. Such disruptions have caused sustained volatility in fuel prices, impacting procurement strategies.

With the exception of four VLCC vessels and seven Suezmax vessels, our fleet is not equipped with scrubbers, and we continue to operate on IMO-compliant fuels. We actively explore various compliance strategies, including collaboration with suppliers and producers of scrubbers and alternative technologies. Our procurement strategy involves securing low-sulfur fuel oil directly from the wholesale market to ensure compliance and leverage price volatility between high- and low-sulfur fuel oils.

However, procuring large quantities of fuel oil exposes us to commodity price risks due to fluctuations between the purchase and consumption periods. While we may implement financial strategies to mitigate these risks, there is no assurance that such measures will be fully effective. As a result, we could face significant financial losses, which may materially impact our business, financial condition, results of operations, and cash flow. Additionally, the storage, blending, or co-mingling of procured fuels presents operational risks, potentially leading to loss, contamination, or damage to both fuel and vessel machinery. That said, in 2025, while downward pressure on prices is expected, volatility risks remain due to geopolitical uncertainties and potential supply disruptions .

We rely on our information systems to conduct our business and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed and our operational resilience weakened.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing,, loss of navigational control, collision, grounding and propulsion failure.

Beyond our vessels, we experience threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack that bypasses our information technology security systems, causing an IT security breach, could lead to a material disruption of our information technology and operational technology systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees, including personal data. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

We rely on industry accepted security and control frameworks and technology to securely maintain confidential and proprietary information and personal data maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows. Furthermore, as from May 25, 2018, data breaches on personal data as defined in the EU General Data Protection Regulation 2016/679, could lead to administrative fines up to EUR 20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.

Additionally, cybersecurity researchers and government agencies have observed increased cyberattack activity and warned of heightened risks, particularly against critical infrastructure, transportation, and energy sectors, in connection with the ongoing conflicts involving Russia-Ukraine and Israel-Hamas.. To the extent such attacks have

collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. While the full extent of these risks is uncertain, the evolving geopolitical landscape increases the probability of cyber incidents affecting our sector, requiring continuous monitoring and enhanced cybersecurity measures.

Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions, namely the United States have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage. In Europe, the Network and Information Security Directive 2 ("NIS2") introduces stricter obligations for companies in critical sectors, including transport, energy and manufacturing, requiring us to enhance cybersecurity risk management, implement stricter access controls, ensure supply chain security and report cyber incidents within 24 hours. Non-compliance with NIS2 could result in regulatory fines of up to €10 million or 2% of global turnover, operational disruptions, reputational damage and increased legal liabilities, particularly if a cyberattack compromises vessel navigation, industrial hydrogen systems or automated fuelling operations. We are actively working to align our cybersecurity framework with NIS2 requirements to mitigate these risks and maintain secure, resilient operations across our shipping and hydrogen industry activities.

In the highly competitive international market, we may not be able to compete effectively for charters.

Our vessels are employed in a highly competitive market that is capital intensive. Competition arises from other vessel owners, including major oil companies, national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies which may all have substantially greater resources than us. Competition for the transportation of crude oil and other petroleum products depends on price, location, size, age, condition, sophistication and the acceptability of the vessel operator to the charterer. Competitors with greater resources could enter and operate larger tanker fleets through consolidations or acquisitions, and may be able to offer more competitive prices and fleets. We believe that because ownership of the world tanker fleet is highly fragmented, however, no single vessel owner is able to influence charter rates.

We are subject to certain risks with respect to our counterparties and failure of our counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter in the future, various contracts, including shipbuilding contracts or long-term contracts such as the FSO vessels operating offshore Qatar, credit facilities, insurance agreements, voyage and time charter agreements and other agreements associated with the operation of our vessels. Such agreements subject us to counterparty risks.

CMB.TECH has implemented a comprehensive counterparty risk policy to establish structured processes for assessing, monitoring, mitigating and managing the risk of financial default, regulatory violations and reputational harm. This policy includes a credit limit system that restricts the company's financial exposure to any single counterparty and incorporates additional risk mitigation measures to ensure financial stability and regulatory compliance.

Counterparty limits are monitored periodically and are assessed based on a holistic risk assessment, considering factors such as:

- The financial strength and creditworthiness of the counterparty, including credit ratings where available.
- The counterparty's reputation and historical compliance record.
- Legal, regulatory and compliance risks, including adherence to international sanction regimes (such as U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), United Kingdom ("U.K.") Sanctions and Anti-Money Laundering Act and the EU Sanctions List).
- The potential risk to earnings and assets arising from counterparty noncompliance with laws, regulations, prescribed practices, internal policies and ethical standards.

Notwithstanding these measures, the ability and willingness of each of our counterparties to perform its payment and other obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, the supply and demand for commodities, such as oil, iron ore, coal and grain, work stoppages or other labour disturbances, including as a result of the outbreak of pandemic diseases and various expenses. Should a counterparty fail to honour its obligations under any such contract or attempt to renegotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends, if any, to holders of our ordinary shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.

In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or

may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

Global financial markets and economic conditions have experienced persistent volatility and uncertainty, exacerbated by inflationary pressures, central bank interest rate hikes, supply chain disruptions, and geopolitical tensions. Economic growth is expected to remain sluggish, with recession risks heightened in key economies, including China, due to rising indebtedness and declining real estate values. The shipping industry, in particular, continues to face restricted access to capital, as credit markets remain cautious, and investors demand higher risk premiums. These conditions have made it more challenging to secure financing on favourable terms and may impact our ability to raise additional equity without significant dilution to our existing shareholders. Additionally, economic uncertainty may exert downward pressure on the market price of our ordinary shares.

Concerns regarding financial market stability and counterparty solvency have further reduced liquidity in public and private debt and equity markets, increasing borrowing costs and limiting refinancing options. Many lenders have tightened credit conditions, raised interest rates, reduced lending activity, or in some cases, ceased financing altogether. As a result, we cannot guarantee that financing or refinancing will be available when needed, or that it will be obtainable on terms that align with our financial and operational objectives. If we are unable to secure necessary funding, we may face challenges in meeting our obligations, executing our growth strategy, acquiring additional vessels or capitalising on new business opportunities.

Additionally, since 2019, major lenders in the shipping sector have adopted the Poseidon Principles, a climate-aligned ship finance framework assessing emissions and sustainability performance. As a participant in these principles, the availability and cost of bank financing for our vessels may be impacted if our fleet does not meet the carbon intensity and sustainability criteria required by lending institutions.

Furthermore, we may not always have immediate access to our existing cash due to banking sector volatility. In recent years, including 2024, national authorities have had to intervene in bank failures and financial institution insolvencies, raising concerns about the broader stability of the financial system. If further bank failures or liquidity crises occur, our ability to access funds may be disrupted, potentially affecting our ability to meet short-term financial obligations. Additionally, if a financial institution perceives liquidity risks or faces withdrawal pressures, it may impose temporary restrictions on fund access, which could have a material adverse effect on our operations and financial condition.

Decline of economic conditions throughout the world will impede our results of operations, financial condition and cash flows.

There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could therefore reduce the overall demand for oil and gas and consequently for our shipping services. Such changes could adversely affect our results of operations and cash flows.

We face risks attendant to changes in economic environments, changes in margins or interest rates, changes in sanctions regimes and trade restrictions imposed by governments especially as implemented in response to the invasion of Ukraine and the conflict between Israel and Hamas. We also face risk in changing government regulations, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures. We face risks attendant to changes in economic environments, changes in margins or interest rates, changes in sanctions regimes and trade restrictions imposed by governments especially as implemented in response to the invasion of Ukraine and the conflict between Israel and Hamas. We face risk in changing government regulations and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Continuing concerns over inflation, rising interest rates, energy costs, geopolitical issues, including the war between Russia and Ukraine and the conflict between Israel and Hamas, trade tensions, such as new tariffs in the the United States, and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and

may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

Additionally, the recent election of President Trump has introduced significant shifts in U.S. foreign policy and trade policy, particularly concerning the conflict in Ukraine and relations with other nations. The administration's approach includes reducing support for Ukraine, engaging in negotiations that may favour Russian interests and adopting a more transactional stance toward international alliances, consistent with the 'America First' doctrine. These policy changes have introduced further economic volatility and uncertainty in global markets, potentially impacting our operations and financial stability.

An economic slowdown or changes in the economic and political environment in the Asia-Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate that a significant number of port calls made by our vessels, including oil tankers, bulk carriers, chemical tankers, container vessels and other specialised ships, will continue to involve loading or discharging operations in ports within the Asia-Pacific region. As a result, any negative changes in economic conditions, trade volumes or industrial activity in any Asia-Pacific country—particularly in China, given rising corporate and sovereign indebtedness, financial instability and declining real estate values—may have a material adverse effect on our business, financial condition, results of operations and future prospects.

We cannot assure you that the Chinese economy will not experience a significant contraction in the future. Furthermore, there is a rising threat of a financial crisis in China resulting from high levels of personal and corporate debt, trade policy uncertainties and increasing protectionist measures. In recent years, China and the United States have implemented increasingly restrictive trade policies, leading to tariff increases and ongoing trade tensions that could impact global shipping demand. Although the United States and China reached a partial trade deal in 2020, the stability and long-term impact of these agreements are uncertain. A decrease in the level of imports to and exports from China, particularly in commodities, chemicals, manufactured goods and containerised cargo, could adversely affect demand for shipping services, thereby impacting our business, operating results and financial condition.

Additionally, China is pursuing policies aimed at reducing reliance on foreign energy and raw materials, such as the Net Zero 2060 initiative, increased domestic mineral and energy production and shifts in industrial supply chains. These policies, combined with evolving decarbonisation efforts in manufacturing, shipping and logistics, could reduce demand for bulk transport of fossil fuels, ores and other raw materials. If China's transition to a lower-carbon economy leads to a structural decline in the import and export of key commodities, this could have a material adverse effect on our fleet utilisation, revenues and financial condition.

Furthermore, the Chinese government may implement policies that favour domestic shipping companies, potentially limiting the competitive position of foreign-owned bulk, container and chemical shipping operators. For example, China imposes a tax on non-resident international transportation enterprises engaged in services involving cargo and passenger transport in and out of Chinese ports. This regulation may increase operating costs for international shipping companies and impact the cost-effectiveness of shipping goods to and from China. Additionally, China has introduced environmental levies, such as taxes on coal and emissions-intensive industries, which could affect commodity demand and shipping trade flows. Any such regulatory measures could reduce chartering opportunities, impact freight rates and influence long-term contract renewals with our charterers and customers.

A shift in consumer demand from oil towards other energy sources may have a material effect on our business.

A significant portion of our earnings are related to the oil industry and the demand for our oil tankers. In 2024, we still relied to a large extent on the cash flows generated from charters for our vessels that operate in the tanker sector of the shipping industry , such as decreased demand for oil and oil products,. Adverse developments in the tanker shipping industry could still have a significant impact on our financial condition and results of operations. Adverse developments in the tanker business could therefore reduce our ability to meet our payment obligations and our profitability.

The ongoing global energy transition is reshaping demand patterns in the maritime and transportation sectors. A shift from fossil fuels to alternative energy sources such as electricity, natural gas, LNG, renewable energy, hydrogen and ammonia may significantly impact traditional oil transportation markets. Additionally, the increasing adoption of electric vehicles and stricter emissions regulations may further reduce demand for oil-based transportation fuels, potentially affecting demand for oil tankers.

While some projections, such as those from the International Energy Agency (IEA), forecast "peak oil" to occur in the late 2020s, OPEC and other industry players maintain that oil demand will remain strong well beyond 2040. Regardless of the timing, the accelerating shift in consumer and industrial demand toward renewable and low-carbon energy sources, driven by government policies, corporate sustainability commitments and decarbonisation targets, is reshaping global trade flows and impacting vessel demand across multiple shipping segments including potentially the demand for our vessels.

At CMB.TECH, we recognise the structural shift and have strategically positioned ourselves as an early adopter and innovator in green fuel technologies, particularly in hydrogen and ammonia-based propulsion systems. Through our R&D initiatives, investments in dual-fuel and mono-fuel hydrogen and ammonia engines and the development of sustainable shipping solutions, we are proactively adapting to the energy transition. Our diversified fleet, including bulk carriers, chemical tankers, container vessels and hydrogen-powered ships could provide us with greater flexibility to navigate evolving market conditions.

As the global regulatory landscape tightens and industries accelerate the transition toward net-zero emissions, the active participation in the development of sustainable maritime solutions could provide competitive advantages. However, should the transition outpace technological and infrastructure readiness, or if new fuels such as hydrogen and ammonia do not scale as expected, market uncertainties could still impact our results of operations, cash flows and financial position.

Our expansion during 2024 into seaborne transportation sectors beyond tankers — including through the acquisition of CMB.TECH Enterprises — has introduced us to new risks associated with these additional market segments, including:

- The global clean energy transition may not accelerate as expected, including in the shipping industry;
- Governmental and regulatory focus on a zero-carbon future in accordance with current target dates may be delayed, changed or abandoned;
- The shipping industry may not adopt hydrogen and ammonia as a primary fuel source for ocean-going vessels or any adoption may take longer than expected;
- The obsolescence and scrapping of older vessels that are powered by traditional fuels that emit carbon and their replacement may not occur as expected or at all;
- Our hydrogen and ammonia engine and fuel technology may not be successfully applied in longer haul routes;
- Continued increases in demand for service vessels in the offshore wind industry may not occur as expected;
- Partnerships in which we cooperate with third parties may fail; and
- Intellectual property rights owned by the company may be challenged or may expire.

The accelerated adoption of electric vehicles (EVs) and the transition toward renewable energy sources are poised to significantly impact the global trade and movement of crude oil and refined products.
According to the IEA, global electric car sales reached 14 million in 2023, accounting for 18% of all cars sold, up from 14% in 2022. Electric vehicles ("EVs") sales for 2024 reached 17 million. The IEA anticipated that the share of electric car sales would rise to 35% of global car sales by 2030, an increase from previous estimates of less than 25%. However, this estimation could require adjustment in view of the recent shifts in US energy policy. Oil demand from road transport is projected to peak around 2025, with EVs displacing more than 5 million barrels of oil per day by 2030. This shift toward electrification and renewable energy could lead to a decrease in the demand for oil transportation, potentially resulting in lower charter rates and adversely affecting our business, operational results, cash flows, financial condition and ability to pay dividends.

However, it's important to note that while EV adoption is increasing, the IEA forecasts that global oil demand will continue to grow, albeit at a slower pace, reaching a plateau of approximately 105.6 million barrels per day by 2030. While the rise of EVs and renewable energy presents challenges, the ongoing demand for oil, particularly in sectors less susceptible to electrification, may continue to support aspects of our operations.

Lack of technological innovation to meet quality and efficiency requirements could reduce our charter hire income and the value of our vessels.
Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbours, utilise related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced vessels have been built since our fleet was constructed, and vessels with further advancements may be developed that are even more efficient, more flexible, or have longer operational lifespans, including new vessels powered by alternative fuels or incorporating advanced energy efficiency technologies that are perceived as more environmentally friendly by charterers. We face competition from companies operating more modern vessels with fuel-efficient designs, alternative propulsion systems, or digital optimization technologies. If new vessels are introduced that are significantly more efficient, more flexible, or have longer operational lives than existing eco-design vessels, competition from these newer models could adversely affect the charter hire payments we receive and significantly decrease the resale value of our vessels. In these circumstances, we may be

forced to charter our vessels to less creditworthy counterparties, either because top-tier charterers prioritise newer and more technologically advanced vessels or because older vessels can only secure lower contracted charter rates in the market. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows, financial condition and ability to pay dividends, if any.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

As of December 31, 2024, we had forty-one vessels under construction. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labour, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labour disputes, public health threats, adverse weather conditions or any other potential events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

If for any reason we default under any of our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realising potential revenues from such vessels, we could also lose all or a portion of our investment, including any instalment payments made, and we could be liable for penalties and damages under such contracts as well as suffer reputational damage. Approved Time Charter ("TC") contracts could also be jeopardised and cause penalties by late delivery.

In addition, in the event a shipyard does not perform under its contract, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our ordinary shares.

Although none of our owned or operated vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government, the EU, the UK, or other applicable governmental authorities ("Sanctioned Jurisdictions") in violation of sanctions or embargo laws during 2024, and we endeavour to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may carry cargo from or call on ports in Sanctioned Jurisdictions on charterers' instructions and/or without our knowledge and consent. Our Charterers and other counterparties could also be involved in sanctioned trade without their knowledge and consent, this could have an effect on us being in the line of parties. If such activities result in violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, suspension of our license to operate or other sanctions, and our reputation and the market for our ordinary shares could adversely affected.

The laws and regulations of these different jurisdictions vary in their application, and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU both have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be or become affiliated with persons or entities that are now or may in the future be the subject of sanctions imposed by the U.S. Government, the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries are a party or if we are found to be in violation of such applicable sanctions or embargoes, we could face monetary fines, we may suffer reputational harm and our results of operations may be adversely affected.

As a result of Russia's actions in Ukraine and the conflict between Israel and Hamas, the U.S., EU and UK, together with numerous other countries, have led to the imposition of sanctions which may adversely affect our ability to operate in the region and also restrict parties whose cargo we carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods and new investments in the Russian Federation. These sanctions may adversely affect our ability to operate

in the affected regions and could restrict engagements with certain parties whose cargo we transport. The evolving nature of these sanctions necessitates continuous monitoring to ensure compliance and to assess their potential impact on our operations.

Since February 2022, the US, EU and allied nations have imposed a series of escalating economic sanctions against Russia in response to its ongoing military actions in Ukraine. These measures have intensified through the end of 2024, targeting various sectors of the Russian economy, including energy exports, financial institutions and maritime operations. In December 2024, the EU adopted its 15th package of sanctions against Russia, introducing measures aimed at vessels circumventing sanctions, known as the "shadow fleet", and subjecting more entities to tighter export controls, including several Chinese entities. These sanctions include travel bans, asset freezes and trade restrictions, significantly impacting Russia's oil and gas industry. The EU has also implemented prohibitions on the import of certain Russian energy products, including crude oil, petroleum fuels, LNG and coal, as well as restrictions on new investments in Russia. Additionally, the EU and the US have prohibited specified services related to the maritime transport of Russian-origin crude oil and petroleum products, such as trading, financing, shipping, insurance, flagging and customs brokering. These prohibitions took effect on December 5, 2022, for crude oil and on February 5, 2023, for other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; however, implementation of this exception relies on a recordkeeping and attestation process that allows each party in the supply chain to demonstrate compliance. Violations of the price cap policy or the risk of false documentation may pose additional risks adversely affecting our business.

We believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2024, and intend to maintain such compliance, However, maintaining compliance with the evolving sanctions presents significant challenges. The complexity of the regulations, coupled with the potential for rapid changes and varying interpretations, increases the risk of inadvertent violations. Our vessels may have, at times, carried cargo from or called on ports in sanctioned jurisdictions based on charterers' instructions, potentially without our full consent or knowledge. The emergence of Russia's "shadow fleet", comprising vessels used to circumvent sanctions, further complicates the maritime transport landscape, increasing scrutiny and regulatory oversight. Engaging with third parties over whom we have limited control heightens the risk of being implicated in sanctionable activities, despite our commitment to compliance. Any such violations could result in reputational damage, substantial fines, penalties or other sanctions, severely impacting our ability to access U.S. capital markets and conduct our business. Moreover, these issues could lead to investors divesting their interests or refraining from investing in our company and could adversely affect our loan agreements and transactions with various banks.

Risks related to the technological, regulatory and market aspects in the development, testing and commercialisation of hydrogen and ammonia combustion engines and applications could adversely affect our business

CMB.TECH's H2 Industry division is engaged in the development, testing and commercialization of mono fuel and dual fuel hydrogen and ammonia combustion engines and applications for various industries, including marine, trucking, ports, mining, rail and power generation. The division is at the forefront of hydrogen-based decarbonisation solutions, but the successful deployment and scaling of these technologies is subject to a variety of technological, regulatory, financial and market-related risks, for example:

- The conversion and retrofitting of new diesel trucks, straddle carriers, generator sets ("gensets") and vessels with the company's dual fuel hydrogen technology at our Dual Fuel Workshop in Antwerp and other locations present a set of manufacturing and operational risks.
- The regulatory framework governing hydrogen- and ammonia-powered vehicles, equipment and vessels is still evolving, creating uncertainties in certification, permitting and compliance requirements.
- The success of CMB.TECH's hydrogen and ammonia solutions depends on market acceptance, economic viability and competition with alternative decarbonisation technologies.
- The high capital costs associated with research and development ("R&D"), testing and infrastructure investments create financial exposure and potential delays in achieving profitability.
- Geopolitical and supply chain risks

The development, production and distribution of green hydrogen and ammonia bears technological, regulatory and market risks which could adversely affect our business

CMB.TECH's H2 Infra division is engaged in the development, integration and management of infrastructure for green hydrogen and ammonia production and distribution. This includes projects such as the hydrogen production plant in Namibia, which generates off-grid, pure green hydrogen, the ammonia production plant, which will produce green ammonia, and the ammonia terminal in Namibia, designed to supply ammonia to power deep-sea vessels. These initiatives expose the company to technological, regulatory, operational, geopolitical and financial risks, including the following:

- Building and operating hydrogen and ammonia infrastructure presents unique technical and logistical challenges that could delay project execution, increase costs or impact operational efficiency.

- The hydrogen and ammonia industry is subject to complex, evolving regulatory frameworks that impact project approvals, safety standards and market access.
- The success of the H2 Infra division depends on the growth of the global hydrogen and ammonia market, as well as the commercial viability of large-scale production and distribution.
- Developing large-scale hydrogen and ammonia infrastructure requires significant capital expenditures and long-term financial commitments.
- Cybersecurity compliance risks.

Risks related to the acquisition of a controlling interest in Golden Ocean Group Limited

The share purchase of 40.8% of Golden Ocean Group Limited (Golden Ocean) could lead to the breach of the compliance clauses on the loan agreements on the part of Golden Ocean, leading to a risk of the lenders of Golden Ocean declaring a default and consequentially to cross defaults under their other loan agreements.

On March 4, 2025, CMB.TECH NV, through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen Holdings Limited (Hemen) to purchase all of Hemen's 81,363,730 of the common shares of Golden Ocean Group Limited (Golden Ocean) at a purchase price of 14.49 USD per common share. Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any of the common shares of Golden Ocean, and CMB.TECH holds approximately 40.8% of the outstanding common shares. On 3 April 2025, the Company indirectly held a total of 98,400,304 shares of Golden Ocean, representing approximately 49.5% of Golden Ocean's outstanding voting shares, as an additional 17,036,574 shares have been acquired in the market after the acquisition of the 81,363,730 shares from Hemen on March 12, 2025.

As all of the loan agreements of Golden Ocean contain a change of control compliance clause that prohibits any person, other than Hemen and certain of its affiliates, without the lenders prior written approval from either acquiring (directly or indirectly): (i) more than 33.33% of the shares or the votes of Golden Ocean; or (ii) the right to control the appointment of a majority of the members of the Board of Directors of Golden Ocean. As a result, of the transaction, Golden Ocean is in breach of certain compliance clauses contained in their loan agreements, and if they are not successful in obtaining amendments to the loan agreements or do not refinance the outstanding indebtedness under such agreements, the breach of the compliance clauses may cause the lenders of Golden Ocean to declare a default and accelerate the outstanding indebtedness under the relevant agreements, which may result in cross defaults under the other loan agreements of Golden Ocean and would impair their ability to continue to conduct their business.

Although Golden Ocean is currently not in default, their lenders may declare a default if they serve a notice of non-compliance and they fail to rectify the issue within 14 days period. As of March 20, 2025, Golden Ocean has not received any request to rectify the non-compliance. Golden Ocean is currently in discussions with their existing lenders to address the breach related to the change of control compliance clause discussed above. They have sent a request to the banks to amend the loan agreements to include a new change of control clause that would require the Company to prepay the outstanding borrowings in full if (i) two or more persons, other than CMB.TECH and its subsidiaries, acquire (directly or indirectly): (a) more than 33.33% of the shares or the votes of the Company; or (b) the right to control the affairs or composition of a majority of the members of the Board of Directors of the Company, or (ii) if any two or more persons, other than CMB NV, Saverco NV or Marc Saverys acquire (directly or indirectly): (a) more than 50.0 % of the shares or the votes of the CMB.TECH; or (b) the right to control the affairs or composition of a majority of the members of the Board of Directors of CMB.TECH.

CMB.TECH has identified syndicate banks to refinance all or part of the Golden Ocean's current outstanding debt and has entered into credit committee approved commitment letters with these banks as of March 4, 2025 for outstanding borrowings of up to USD 2.0 billion, that are subject only to the execution of satisfactory documentation and customary covenants and closing conditions. If Golden Ocean is unable to reach agreements with their existing lenders, Golden Ocean plans on refinancing the existing debt with the committed financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantors are CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing is expected to have a 5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is expected to be priced with an interest rate of SOFR plus a market-based margin. Moreover, in connection with any amendments to the refinancing of the loan agreements of Golden Ocean, their lenders may impose additional operating and financial restrictions on them and/or modify the terms of their existing loan agreements, which may limit their ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, the lenders of Golden Ocean may require the payment of additional fees, require prepayment of a portion of the indebtedness to them, accelerate the amortization schedule for the indebtedness and increase the interest rates they charge us on the outstanding indebtedness. In accordance with the loan agreements, Golden Ocean has agreed to not make any financial distribution if an event of non-compliance has occurred, has been noticed by their lenders and is continuing. Golden Ocean is currently in discussion with their existing lenders to address the change in the Company's largest shareholder as a result of the Share Purchase, and the discussions have not resulted in any rejections as of 9 April, 2025. Because of the presence of cross default provisions in the loan agreements of Golden

Ocean, the refusal of the relevant lender or lenders under any loan agreement to grant amendments could result in all of the indebtedness of Golden Ocean being accelerated even if the other lenders have amended covenant defaults under the respective loan agreements. A cross default provision means that if Golden Ocean defaults on one loan, they would then default on all of the other loans.

Terrorist attacks and international hostilities and instability can affect the tanker industry, which could adversely affect our business.
Terrorist attacks, the outbreak of war or the existence of international hostilities could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect both the Company's ability to charter its vessels and the charter rates payable under any such charters. In addition, CMB.TECH operates in a sector of the economy that is likely to be adversely impacted by the effect of political instability, terrorist or other attacks, war or international hostilities. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the ongoing conflicts between Russia and the Ukraine. This could lead to certain areas or routes not being available for shipping and therefore creating additional costs for alternative itineraries. In the Red Sea for example, in connection with the persistent targeting of commercial and naval vessels and the Gulf of Aden, in connection with the ongoing conflict between Israel and Hamas. These attacks have compelled many vessels to reroute around the Cape of Good Hope, bypassing the Suez Canal, which has led to increased voyage durations and costs.

The developments in the Ukraine region and continuing conflicts and instability in the Middle East may lead to additional armed conflicts around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the NATO countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry. The recent diplomatic efforts between U.S. President Donald Trump and Russian President Vladimir Putin have introduced potential pathways toward a ceasefire in Ukraine. However, these negotiations remain highly uncertain and could result in a settlement unfavourable to Ukraine and NATO allies, raising concerns about long-term European security. This geopolitical rift could provide Russia with opportunities to act more hostile toward Europe, increasing instability in the region and raising the risk of new conflicts.

Our business could also be adversely impacted by trade tariffs (particularly those expected to be implemented by the Trump administration), trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

These uncertainties could also adversely affect our ability to obtain additional financing or insurance on terms acceptable to us or at all. Or could lead to cancellations of insurances for certain areas. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

These factors could also increase the costs to the Company of conducting its business, particularly crew, insurance and security costs, and prevent or restrict the Company from obtaining insurance coverage, all of which have a material adverse effect on our business, financial condition, results of operations and cash flows.

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien-holder may enforce its lien by "arresting" or "attaching" a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own. Under some of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our revenues and cash flows.

Volatility of interest rate benchmarks under our financial agreements could affect our profitability, earnings and cash flow.
In order to manage our exposure to interest rate fluctuations under the SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

Variable rate indebtedness could subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates increase and we are unable to effectively hedge our interest rate risk, our debt service obligations on the variable rate indebtedness would increase, even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would decrease.

Dependence on third party service providers.
The company currently outsources to third party service providers certain management services of its fleet, including certain aspects of technical, commercial and crew management. In particular, the company has entered into ship management agreements that assign technical and crew management responsibilities to third-party technical managers for the majority of the Company's fleet, mainly to Anglo-Eastern Ship Management.

The company has transferred commercial management of part of its fleet to pool managers, mainly Tankers International Pool and STJS Pool.

In such outsourcing arrangements, the company has transferred direct control over technical, crew and commercial management of the relevant vessels, while maintaining significant oversight and audit rights, and must rely on third party service providers to, among other things:

- Comply with their respective contractual commitments and obligations owed to the company, including with respect to safety, security, quality, proper crew management and environmental compliance of the operations of the company's vessels;
- Comply with requirements imposed by the U.S. government, the UN and the EU (i) restricting certain transactions and calls on ports located in countries that are subject to sanctions and embargoes and (ii) prohibiting bribery and other corrupt practices;
- Respond to changes in customer demands for the company's vessels;
- Obtain supplies and materials necessary for the operation and maintenance of the company's vessels;
- Recruit crew members with training, licenses and experience appropriate for the company's vessels; and
- Mitigate the impact of labour shortages and/or disruptions relating to crews on the company's vessels.

The failure of third-party service providers to meet such commitments could lead to legal liability for or other damages to the company. The third-party service providers the company has selected may not provide a standard of service comparable to that which the company would provide for such vessels if the company directly provided such services. The company relies on its third-party service providers to comply with applicable law, and a failure by such providers to comply with such laws, may subject the company to liability or damage its reputation, even if the company did not engage in the conduct itself. Furthermore, damage to any such third party's reputation, relationships or business may reflect on the company directly or indirectly and could have a material adverse effect on the company's reputation and business.

The third-party managers have the right to terminate their agreements. If the third-party manager exercises that right, the company will be required either to enter into substitute agreements with other third parties or to assume those management duties. The company may not succeed in negotiating and entering into such agreements with other third parties and, even if it does so, the terms and conditions of such agreements may be less favourable to the company. Furthermore, if the company is required to dedicate internal resources to managing its fleet (including, but not limited to, hiring additional qualified personnel or diverting existing resources), that could result in increased costs and reduced efficiency and profitability. Any such changes could result in a temporary loss of customer approvals, could disrupt the company's business and have a material adverse effect on the company's business, results of operations and financial condition.

Attracting and retaining motivated, well-qualified seagoing personnel is a top priority. In addition to our shore-based personnel, we employ officers and crew members on our owned fleet. In crewing our vessels, we employ certain employees with specialised training who can perform physically demanding work. If our crew are unable to adequately perform, it may negatively impact our business, financial condition or results of operations. This could harm our reputation as a safe and reliable vessel owner and operator.

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.
CMB, our largest shareholder, beneficially owns the 178.726.458 of our ordinary shares, representing 92,02% of our outstanding shares, as of 1 April 2025. As long as one of our key shareholders beneficially owns a significant percentage of the outstanding ordinary shares, it is able to exercise significant influence over CMB.TECH and will be able to control the outcome of shareholder votes, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. CMB may not necessarily act in accordance

with the best interests of other shareholders. The interests of a key shareholder may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, key shareholders may vote in a manner adverse to some other holders of our securities.

In addition, certain members of our Supervisory Board, including Mr. Marc Saverys and Mr. Patrick De Brabandere, and certain members of our Management Board, including Mr. Alexander Saverys, Mr. Michael Saverys, Mr. Ludovic Saverys, Mr. Benoit Timmermans and Mr. Maxime Van Eecke, also serve on the boards of CMB. There may be real or apparent conflicts of interest with respect to matters affecting CMB whose interests in some circumstances may be adverse to our interests.

To the extent that we do business with or compete with CMB or participate in ventures in which CMB may participate, these members of our Supervisory Board and Management Board may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favourable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third parties.

Risks relating to legal and regulatory matters

We are subject to complex laws and regulations, including environmental laws and regulations that can increase our cost and liability exposure and adversely affect our business, results of operations and financial condition.

We operate worldwide including, where appropriate, through agents or other intermediaries. Compliance with complex laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (in particular the European General Data Protection Regulation, and the EU-US Privacy Shield Framework, labour relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. federal laws such as the FCPA and other U.S. federal laws and regulations established by the OFAC or other agencies, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers.

Given the high level of complexity of these laws, there is a risk that we, our agents or other intermediaries may inadvertently breach certain provisions thereunder. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations could also result in prohibitions on our ability to operate in one or more countries and could materially damage our reputation, our ability to attract and retain employees, or our business, results of operations and financial condition. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

Our operations are also subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Oil spills that occur from time to time may also result in additional legislative or regulatory initiatives that may affect our operations or require us to incur additional expenses to comply with such new laws or regulations.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws can also affect the resale value or useful lives of our vessels, can require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in

connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental laws can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We are subject to sustainability reporting standards which impose substantial costs on our operations.

Companies like us subject to the Corporate Sustainability Reporting Directive ("CSRD") and other such sustainability reporting standards will have to report risks and opportunities arising from social and environmental issues according to European Sustainability Reporting Standards ("ESRS"). The standards will be tailored to EU policies, while building on and contributing to international standardization initiatives. The CSRD also makes it mandatory for companies to have an audit of the sustainability information that they report. The rules became applicable in the financial year 2024, for reports to be published in 2025. CMB.TECH is defined as a listed small-and medium-sized entity ("SME") for both CSRD and EU Taxonomy. SMEs with securities listed on EU regulated markets, have no longer any reporting requirements under CSRD and EU Taxonomy. Hence, CMB.TECH will only report Sustainability and Taxonomy-related information on a voluntary and case-by-case basis.

The EU ETS makes polluters pay for their greenhouse gas emissions, helps bring emissions down and generates revenues to finance the EU's green transition. It operates in all EU countries, Iceland, Liechtenstein and Norway, and, as of 2024, regulates the shipping industry. Under the EU ETS, shipowners will need to register, open accounts and report their emissions within the methodology required by the system. Charterparties need to include new ETS-related clauses and divide responsibilities between Owners and Charterers in order to comply with the regulations. This will generate additional operational, legal and administration work. Non-compliance with the rules could lead to sanctions, whether due to unfamiliarity with the new regulations , making errors in the submission data , or poor agreements between Owners and Charterers, etc. This could have a material adverse effect on our business. We have therefore prepared terms and conditions for insertion into our trading contracts such as but not limited to time, voyage and bareboat charters, ship management agreements and other trading documents, aiming at protecting our best interests by limiting compliance and administration costs as well as other financial burdens. In view of the administration of our EU ETS rights and obligations, we have opened Maritime Operator Holding Accounts ("MOHA accounts") so as to enable us to buy, trade and surrender emission allowances online.

In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements is costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of MARPOL, which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the BWM Convention of the IMO, which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulphur fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

We are subject to international safety regulations and if we fail to comply with these regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is regulated by international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the countries of their registration. As such, we are subject to the requirements set forth in the IMO's International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, the International Ship & Port Facility Security Code (" ISPS Code"), promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, (SOLAS Convention"), as well as to other conventions, mainly MARPOL, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or ("STCW"), etc. Failure to comply with these requirements may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports. The U.S. Coast Guard ("USCG") and E.U. Authorities enforce compliance with the ISM and ISPS Codes and prohibit non-compliant vessels from trading in U.S. and

E.U. ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels and what effect, if any, such regulations might have on our operations. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost associated with doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Developments in safety and environmental requirements relating to the recycling of vessels may result in unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, ("the Hong Kong Convention"), aims to ensure ships are being recycled once they reach the end of their operational lives, and do not pose any unnecessary risks to the environment, human health and safety. Upon the Hong Kong Convention's entry into force on 26 June 2025, each ship that gets recycled will have to carry an inventory of its hazardous materials. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

In 2013, the European Parliament and the Council of the EU adopted the EU Ship Recycling Regulation (" ESSR"), which, among other things, retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may only be recycled in facilities included on the European List.

Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may only be recycled at shipyards included on the European List. The European List currently includes nine facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilise only European List shipyards may negatively impact revenue from the residual values of our vessels.

These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

Regulations relating to ballast water discharge result in increased costs.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the International Oil Pollution Prevention ("IOPP") renewal survey, vessels constructed before September 8, 2017 are required to comply with the updated D-2 standard. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.

The regulatory landscape in the United States concerning vessel discharges is currently evolving. While the 2013 Vessel General Permit ("VGP") program and the U.S. National Invasive Species Act ("NISA") remain in effect, the Vessel Incidental Discharge Act ("VIDA") introduces a new regulatory framework. On September 20, 2024, the U.S. Environmental Protection Agency ("EPA") finalized the Vessel Incidental Discharge National Standards of Performance, establishing national standards for approximately 30 types of incidental discharges, including ballast water, similar to those previously covered under the VGP. Following this, the U.S. Coast Guard ("USCG") is now responsible for developing the corresponding implementation, compliance, and enforcement regulations, which are expected by September 2026. Until the USCG finalizes these regulations, vessels must continue to comply with the existing EPA 2013 VGP and applicable USCG ballast water requirements. However, the future implementation of the VIDA framework may necessitate the installation of new equipment or modifications to existing systems to meet updated discharge standards. These developments could result in substantial additional costs, which may adversely affect our operational flexibility and profitability.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries, the EC and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, taxonomy of 'green' and 'brown' economic activities, increased efficiency standards and incentives or mandates for renewable energy. More specifically, in 2016, IMO's Marine Environment Protection Committee ("MEPC") announced its decision concerning the implementation of regulations mandating a reduction in sulphur emissions to 0.5% as of the beginning of

2020. Additionally, in 2018, nations at the MEPC 72 nd session ("MEPC 72") adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reduce greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index ("EEDI") for new ships; (2) reducing carbon dioxide emissions ("CO2") per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. At the MEPC 73rd session in 2018 IMO approved a follow-up programme. At the MEPC 80th session ("MEPC 80") in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships: to reduce carbon intensity through further design improvements to the energy efficiency for new ships; to reduce CO2 emissions per transport work, as an average across international shipping, by at least 40% by 2030, compared with 2008; to increase the uptake of zero or near-zero GHG emissions technologies, fuels or energy sources by at least 5%, striving for 10%, of the energy used by international shipping by 2030; and to peak GHG emissions from international shipping as soon as possible and to reach net-zero GHG emissions close to 2050.

At the conclusion of the MEPC 82nd session ("MEPC 82"), IMO member states identified further areas of convergence in their positions. They produced a draft legal text to use as a basis for ongoing talks around the proposed "mid-term measures" for GHG reduction, which are expected to be adopted at the MEPC 83rd session ("MEPC 83"),, which will be held from 7 April 2025 to 11 April 2025.

The EU has also included shipping in its EU ETS, The EU has established a regulatory framework for monitoring and reducing greenhouse gas emissions from maritime transport under the EU ETS. Accordingly, shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organisation responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organisation or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. The inclusion of maritime shipping emissions within the scope of the EU ETS is on basis of a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels are included in the scope of the EU ETS as from the outset. Starting in 2025, large offshore vessels of 5,000 gross tonnage and above will be subject to the Monitoring, Reporting, and Verification (MRV) regulation for CO_2 emissions from maritime transport. These vessels will then be included in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Furthermore, starting in 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Additionally, the European Council of the EU has adopted the Maritime Fuel Regulation under the FuelEU Initiative of its "Fit-for-55" package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, the Maritime Fuel Regulation requires that greenhouse gas emissions from covered vessels are reduced by 2% as of 1 January 2025, with additional reductions contemplated every five years (up to 80% as of 1 January 2050). Additional EU regulations that are part of the EU's Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

The EU ETS became applicable to maritime shipping as of 2024 with a phase-in period. Shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The geographical scope covers emissions generated at berth and on intra-EU voyages, as well as 50% of the energy sources used on voyages inbound and outbound to/from the EU. The person or organisation responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner, or any other organisation or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations that are part of the EU's Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect. We have therefore prepared terms and conditions for insertion into our trading contracts, such as but not limited to time, voyage and bareboat charters, ship management agreements and other trading documents, aiming at protect our best interests by limiting compliance and administration costs as well as other financial burdens. In view of the administration of our EU ETS rights and obligations, we have opened MOHA accounts so as to enable us to buy, trade and surrender emission allowances online.

While an EU ETS could accelerate building more efficient ships, any regional system comes with significant administrative burden and a risk of market distortion. To drive the market towards more energy

efficient ships, it is crucial that the EU polluter pays principle is applied. In terms of charter agreements, the 'polluter' might be considered as the body responsible for the decision of speed. The level of speed is dictating the fuel consumption during voyage and impact of GHG emissions. Therefore, we believe that compliance accountability should lie to the entities that decide on the operational speed of the vessel.

Territorial taxonomy regulations in geographies where we are operating and are regulatory liable, such as EU Taxonomy, might jeopardise the level of access to capital. For example, the EU has already introduced a set of criteria for economic activities which should be framed as 'green', called EU Green Taxonomy. The EU taxonomy is a classification regulatory system which attempts to identify environmentally sustainable economic activities. The requirement to deliver sustainability indicators under Article 8 of the Taxonomy Regulation became applicable in 2022, to companies subject to the obligation to publish non-financial statements in accordance with Article 19a or Article 29a of the Accounting Directive 2013/34/EU. The Non-financial Reporting Directive (Directive 2014/95/EU ("NFRD") is an amendment to the Accounting Directive (Directive 2013/34/EU). Under the NFRD, large listed companies, banks and insurance companies with more than 500 employees are required to publish reports on the policies they implement in relation to social responsibility and other sustainability related information (Act 14, Art. 1 and Art. 29a). Article 8 of the Taxonomy Regulation requires companies falling within the scope of the existing NFRD, and additional companies brought under the scope of the proposed CSRD, to report certain indicators on the extent to which their activities are sustainable as defined by the EU Taxonomy.

Taxonomy and NFRD application apply to companies with an average number of employees during the specific financial year exceeding 500 and a balance sheet total exceeding €20 million or net turnover exceeding €40 million on balance sheet date. Seafarers are not classified as full-time equivalents ("FTEs") as they are associated with external ship managers and agents. CMB.TECH had 252 FTEs registered on our payroll (2024). Given that condition, the Company does not qualify for mandatory reporting of EU Taxonomy eligibility and alignment. On 26 February 2025, the EC introduced an Omnibus package to streamline reporting while maintaining transparency, proposing changes to the scope and timing of the CSRD, EU Taxonomy, and Corporate Sustainability Due Diligence Directive ("CSDDD"). CMB.TECH is defined as listed SME for both CSRD (less than 1000 employees) and EU Taxonomy (less than 1000 employees). SMEs with securities listed on EU regulated markets, no longer have any reporting requirements under CSRD and EU Taxonomy. Hence, CMB.TECH will only report Sustainability and Taxonomy-related information on a voluntary and case-by-case basis.

Sulphur Oxide Emissions:

To mitigate the sulphur oxides emissions from shipping, a global cap on the sulphur percentage of 0.5 % in the fuel oil burnt has been enforced since 1 January 2020. Additionally, the fuel oil sulphur % limit of 0.1 % was established for the ships operating inside special areas. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners are required to comply with this regulation by:

i. using 0.5% sulphur or 0.1% sulphur fuels on board, which are available around the world but at a higher cost;

ii. installing scrubbers for cleaning of the exhaust gas which required capital investment; or

iii. by retrofitting vessels to be powered by liquefied natural gas or other alternative energy sources, which may not be a viable option due to the lack of supply network and high costs involved in this process.

Costs of compliance with these regulatory changes are significant and have a material adverse effect on our future performance, results of operations, cash flows and financial position. From 1st May 2025, the Canadian and Mediterranean areas would be Emission control areas requiring stricter sulphur compliance and this affects the vessels operating costs in these regions.

Decarbonisation:

The globally increasing focus on GHG emissions and climate change discussions led to the IMO, at the MEPC 62 in 2011, to adopt the carbon emission reduction regulations, through the introduction of technical and operational measures in Chapter 4 under MARPOL Annex VI.

The technical measures introduced in 2011 required all the new build vessels to achieve a ship type specific energy efficiency level, measured as Energy Efficiency Design Index (EEDI), gradually increasing to more efficient new build ships, in a phased manner after entering into force in 2013. The increased investment into energy efficiency enhancing designs and technologies was balanced by the reduction in the fuel consumption costs. Further, at MEPC 75, amendments were made to Annex VI extending the EEDI regulations to reduce greenhouse gas emissions from existing ships (EEXI) which required ships to assess and measure their energy efficiency and to achieve a 20% reduction in the design energy efficiency index from 2008 baseline, measured as EEXI or EEDI. These EEXI regulations were enforced from January 2023, driving the investment in energy efficiency technologies, retrofits and reduction of engine power (and associated speed).

The operational measures introduced in 2011, required the ships above 5000 gross tonnage to

develop and implement a Ship Energy Efficiency Management Plan (SEEMP). In 2016, MEPC 70 introduced the IMO Data Collection System (DCS) which mandated these ships to collect the consumption data for each type of fuel and additional data reporting requirements with effect from 1st January 2019.

Further, the IMO introduced mandatory operational measures to reduce the carbon emissions intensity (Carbon Intensity Indicator- CII) from ships and to achieve a target of a 40% reduction in carbon emissions intensity by 2030 compared to 2008. This required ships of 5,000 gross tonnage to document and verify their actual annual operational $CII_{attained}$ basis the DCS submission against a determined annual operational $CII_{required}$. The $CII_{required}$ values is gradually made more stringent each year in alignment to the IMO's decarbonisation trajectory short term goals. A vessel with $CII_{attained}$ lower than its $CII_{required}$ has a superior energy efficiency rating of A or B which may provide commercial benefits to us. Vessels that continually receive inferior CII ratings of D for 3 years or E for a year, are required to submit corrective action plans to ensure compliance and this affects the operational speeds. The CII ratings are negatively affected by the charterer's operational decisions such as increased speed and extended time spent in anchorages or at port, which adversely impacts the vessel's future tradability. This requires new clauses in the Charterparties which increase administrative burden but are needed to legally protect Owners in case Charterers do not comply with requirements. Inferior CII ratings could lead to adverse effects on our vessel's tradability, our legal and financial situation.

Presently our fleet of vessels meet the compliance values as per the EEDI / EEXI regulations. Investments in our vessels design and operational energy efficiency provides us commercial edge over the competition and improves the vessel's acceptability in the market.

In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by 1 January 2026 and decide on the CII reduction factor for 2027 and beyond. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

Also in July 2023, IMO adopted the revised 2023 IMO Strategy on Reduction of GHG Emissions from Ships setting increased levels of ambition for the shipping industry:

- to reduce CO2 emissions per transport work, as an average across international shipping, by at least 40% by 2030, compared with 2008;
- to increase the uptake of zero or near-zero GHG emissions technologies, fuels or energy sources by at least 5%, striving for 10% of the energy used by international shipping by 2030; and
- to peak GHG emissions from international shipping as soon as possible and to reach net-zero GHG emissions close to 2050.

It also introduced 2 indicative check points in the strategy:

- to reduce total GHG emissions by 20%, striving for 30% by 2030 compared to 2008; and
- to reduce total GHG emissions ay at least 70%, striving for 80% by 2040, compared to 2008.

Discussions are presently underway to decide on the IMO's midterm measures consisting of market-based measures (MBM) like introducing fund, tax or levy based on GHG total emissions or GHG fuel intensity calculated basis the life cycle emissions (well to wake) of fuels. Intention of the MBM is to drive the demand for alternate fuels, finance the decarbonisation projects and provide regulatory impetus to ships owners to invest in zero or near zero GHG emissions ships. This is in line with the European Union's Emissions trading Scheme (EU ETS) and the FuelEU Maritime which are in force.

These upcoming regulations will have significant impact on the charterparty clauses, overall trade patterns and will affect the company's financial position. As ship owners, we face the uncertainty of the alternate fuel availability and increased fuel costs, requiring us to carry out comprehensive market assessment prior taking decisions on investments in alternate fuelled vessels.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference ("COP26"). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to "green" our vessels.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions.

Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to owning, operating and maintaining our vessels and require us to install new

emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Biodiversity

Ballast Water discharges and hull biofouling are identified as threat to biodiversity by transfer of invasive species due to ship operation and introduced the ballast water regulations and biofouling guidelines to mitigate this risk. The ballast water regulations initially required the vessels to carry out ballast water exchange and with the entry of the convention into force in 2017 for new builds and 2019 for existing vessels, it became mandatory for the vessels to install an IMO Type approved Ballast water treatment plants onboard. The company overcame this challenge through capital investment in the installation of Ballast Water Management Systems (BWMS) by retrofitting in the existing ships or in new builds. In 2023 at MEPC 80, IMO amended the Biofouling guidelines, recommending the ships to incorporate a biofouling management plan, detailing on the routine hull inspection and cleaning.

The MEPC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, or the AFS Convention, which have been entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 are required to either to remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system.

Black Carbon

MEPC 75 approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held on June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition to the peak oil risk from a demand perspective, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our own operations or that of suppliers and service providers in our value chain, including with respect to infrastructures on which we rely to be able to conduct our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Risk Factors Relating to Tax Matters

United States tax authorities could treat us as a "Passive Foreign Investment Company" ("PFIC"), which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a PFIC for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, the income from our time and voyage chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute assets that produce or are held for the production of "passive income."

There is substantial legal authority supporting this position, consisting of case law and United States Internal Revenue Service "IRS", pronouncements concerning the characterisation of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterises time charter income as rental income rather than

services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended ("Code"), (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the ordinary shares.

We may have to pay tax on United States source shipping income, or taxes in other jurisdictions, which would reduce our net earnings.

Under the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax imposed by Section 887 of the Code on a gross basis without allowance for deductions, unless that corporation qualifies for exemption from taxation under Section 883 of the Code and the regulations promulgated thereunder by the United States Department of the Treasury or an applicable U.S. income tax treaty. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.

We and our subsidiaries continue to take the position that we qualify for, either this statutory tax exemption, or exemption under an income tax treaty for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our ordinary shares (5% shareholders) owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, and there does not exist sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% shareholders from owning 50% or more of our ordinary shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

If we or our subsidiaries were not entitled to exemption under Section 883 of the Code or exemption under an income tax treaty for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

We may also be subject to tax in other jurisdictions, which could reduce our earnings.

Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to any dividends or other distributions made by us.

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders that qualify for an exemption of withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of 23 July 1990, or the Parent-Subsidiary Directive or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, ("U.S.-Belgium Treaty"). The U.S.-Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Treaty. The 5% withholding tax applies in cases where the U.S. shareholder is a company which holds at least 10% of the shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a company that has held at least 10%

of the shares in the Company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Treaty.

Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
Shortly after its incorporation in 2003, the Company applied for treatment under the Belgian tonnage tax regime. It was declared eligible for this regime by the Federal Finance Department on 23 October 2003, for a ten-year period. In line with the tonnage tax regulations, which are part of the normal corporate tax regime in Belgium, profits from the operation of seagoing vessels are determined on a lump sum basis based on the net registered tonnage of the particular vessels. After this first ten-year period had elapsed, the tonnage tax regime has been automatically renewed for another ten-year period. The application for prolongation of this Tonnage Tax Regime as from 2024 was timely filed before the end of 2023 and was approved in 2024 by the Belgian Ruling Commission. The Belgian Ruling Commission formally confirmed that the Tonnage Tax Regime applies for a ten-year period as from 1 January 2024 and thereafter will be automatically renewed for another ten-year period. This tonnage tax replaces all factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in Belgium.

Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results.
We also operate vessels under Belgian, French, Greek, Marshall Islands, Liberian and Madeira Flag for which the Company is paying the required tonnage tax in these particular jurisdictions.
There is, however, no guarantee that the tonnage tax regime will not be reversed or that other forms of taxation will not be imposed such as, but not limited to, a global minimum tax, a carbon tax or emissions trading system in the context of the discouragement of the use of fossil fuels. To the extent such changes would be implemented on the EU level only, the global level playing field may be distorted and put the Company in a weaker competitive position compared to its non-EU peer companies.

Changes in tax regulations from other countries we are involved with due to our global trade may affect our business and future operations.
Foreign countries may impose new tax laws which can impact the shipping industry. It is also possible that already existing foreign tax law is not known by us and can have a material effect on our financial position. We can not be sure that we are always aware of all tax law in each country our vessels trade to or all countries we are involved with due to our global trade.

The lack of this information may lead to heavy tax claims from foreign countries directed to us as a shipowner. This could affect us financially for the past, current and future trade of our vessels.

The Nigerian Federal Inland Revenue Service (FIRS) has commenced a tax compliance exercise for the period of 2010-2019 towards non-resident companies trading in Nigeria. The Federal Government of Nigeria granted a 3-month window from 19 June 2023 for international shipping companies operating in Nigeria to regularise their tax status in Nigeria and another window from 19 September 2023, to 31 December 2023, for affected companies to pay all their outstanding taxes to the Federal Government of Nigeria. An extension was provided till March 2024 with a degree on the waiver for penalties and interests claimed. Despite the Double Tax Treaty between Belgium and Nigeria, the Nigerian government has shown to be difficult in cooperating on the subject. If the legal tax issues are not handled with proper care, this could result in an adverse effect on our financial situation, our trade and operations going forward.

Other foreign tax regulations which are not or not well known by us can affect our business in an adverse way even for events taking place in the past. This could be for taxes due because of our global trade, the flag of our vessels, the places where our offices are located, places where our vessels are moored or because of some underlying contracts we might have (e.g. Charterparty, insurance, etc.). The impact of these tax laws could have an adverse effect on our legal and financial position and influence our trade and operations going forward.

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.
We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today's tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development's ("OECD") two-pillar base erosion and profit shifting project. In 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalisation of the economy and, in 2024, these

guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

Risks Relating to Investment in our Ordinary Shares

The price of our ordinary shares has fluctuated in the past, has been volatile and may be volatile in the future, and as a result, investors in our ordinary shares could incur substantial losses.

Our share price may be highly volatile and future sales of our ordinary shares could cause the market price of our ordinary shares to decline.

The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic, regulatory and ESG trends, general market conditions, rumours and fabricated news and other factors, many of which are beyond our control. The price of our ordinary shares has ranged between $17.59 and $9.93 during 2024. Our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our ordinary shares. The market price for our ordinary shares may be influenced by many factors, including the following:

- Investor reaction to the execution of our business strategy, including mergers and acquisitions;
- Shareholder activism;
- Our continued compliance with the listing standards of NYSE and/or Euronext Brussels;
- Regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry, including those related to climate change;
- Variations in our financial results or those of companies that are perceived to be similar to us;
- Our ability or inability to raise additional capital and the terms on which we raise it;
- Declines in the market prices of stocks generally;
- Trading volume of our ordinary shares;
- Shorting activity in relation to our share;
- Sales of our ordinary shares by us or our stockholders;
- General economic, industry and market conditions; and
- Other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

These broad market and industry factors may cause the market price of our ordinary shares to drop, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value. Since the stock price of our ordinary shares has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our ordinary shares could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current prices.

In addition, securities of certain companies have recently experienced significant and extreme volatility in stock price due to short sellers of ordinary shares, known as a "short squeeze". These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate risk losing a significant portion of their original investment, as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that our shares will not be in the future, and if so it could cause you to lose a significant portion or all of your investment.

From time to time our Supervisory Board may authorise a share buyback within the Belgian legal framework. There is no guarantee that we will repurchase shares at a level anticipated by stockholders or at all, which could reduce returns to our stockholders. Once authorised, decisions to repurchase our common stock will be at the discretion of our Management Board, based upon a review of relevant considerations.

In accordance with the authorization granted by a general meeting of shareholders held on 23 June 2021, we have the option but not the obligation until July 2026 of buying our own shares back should we believe there is a substantial value disconnect between the share price and the real value of the Company.

As of 9 April 2025, we owned 25,807,878 of our own shares (11.73% of the total issued shares). We may continue to buy back our shares opportunistically under the conditions laid down by law and subject to a valid authorisation. The extent to which we do so and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

The Supervisory Board's determination to authorize the repurchase of ordinary shares will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that the Supervisory Board deems relevant. Based on an evaluation of these factors, the Supervisory Board may determine not to repurchase shares or to do so at reduced levels compared to historical levels, any or all of which could reduce returns to our stockholders. The Supervisory Board may suspend or discontinue this authorisation at any time.

The Supervisory Board decided to amend the dividend policy to a full discretionary dividend policy. We therefore cannot assure you that we will declare or pay any dividends. The shipping industry is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.
The Supervisory Board amended our dividend policy to a full discretionary dividend policy at the end of 2023.

Consequently, our Supervisory Board may from time to time, declare and pay cash dividends in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of dividends or other distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of "interim dividends") or of the shareholders (in the case of "regular dividends", "intermediary dividends" or "repayment of capital").

Our Supervisory Board will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. We may stop paying dividends at any time and cannot assure you that we will pay any dividends in the future or of the amount of such dividends.

In general, under the terms of our debt agreements, we are not permitted to pay dividends if there is or will be a default or a breach of a loan covenant as a result of the dividend. Our credit facilities also contain restrictions and undertakings which may limit our and our subsidiaries' ability to declare and pay dividends (for instance, with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full).

Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our Coordinated Articles of Association or by law, such as the reserves not available for distribution in the event we hold treasury shares.

We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at a level anticipated by stockholders or at all. In addition, the corporate law of jurisdictions in which our subsidiaries are organised may impose restrictions on the payment or source of dividends under certain circumstances.

Future issuances and sales of our ordinary shares could cause the market price of our ordinary shares to decline.
As of 31 December 2024, our issued (and fully paid up) share capital was $239,147,506.82 which was represented by 220,024,713 shares. As of 31 December 2023, we had:

- 194,216,835 ordinary shares outstanding, and
- 25,807,878 treasury shares.

Our Shareholders' Special Meeting in 2021 authorised our Supervisory Board to acquire a maximum of 10% of the existing shares or profit shares during a period of five years, at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01.

On 21 March 2024, the Supervisory Board had authorised the Management Board to repurchase up to 10 million shares at a maximum purchase price per share of $17.86 (dividend or other distribution paid should be deducted from this amount as of the ex-dividend date) with a term from 21 March 2024 to 28 June 2024. Shares that we repurchase can be cancelled or can be held as treasury shares, at the option of the Company.

Under Belgian corporate laws, the voting rights related to treasury shares are suspended and treasury shares give no entitlement to dividend. We may at any time transfer all or part of our treasury shares to a third party, at which time the corresponding voting rights will cease to be suspended and the shares will again give their holder entitlement to dividend. Our shareholders may incur dilution from any such future transfer.

Additionally, by decision of our shareholders' meeting held in 2020, our Supervisory Board is authorized to increase our share capital in one or several times by a total maximum amount of $25,000,000 (with possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) or $120,000,000 (without the possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) during a period of five years as from the date of publication of the decision, subject to the terms and conditions to be determined by our Supervisory Board.

Issuances and sales of a substantial number of ordinary shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any such future equity offering.

We are incorporated in Belgium, which provides for different and in some cases more limited shareholder rights than the laws of jurisdictions in the United States.

We are a Belgian company and our corporate affairs are governed by Belgian corporate law. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, the dividend payment dates and the rights of shareholders may differ from those that would apply if we were incorporated in a jurisdiction within the United States.

For example, there are no statutory dissenters' rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on the company's behalf, are more limited than in the United States.

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts.

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts will prevail only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and is satisfied that:

- The effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;
- The judgment did not violate the rights of the defendant;
- The judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;
- The judgment is not subject to further recourse under U.S. law;
- The judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;
- A claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;
- The Belgian courts did not have exclusive jurisdiction to rule on the matter;
- The U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and
- The judgment submitted to the Belgian court is authentic.

Any shareholder acquiring 30% or more of our issued ordinary shares is required to make a mandatory unconditional public takeover bid.

According to the Belgian law, any shareholder who acquires 30% or more of our issued shares is required to make a mandatory unconditional public takeover bid in the remaining shares in CMB.TECH that it and its affiliates do not already own. The purpose in making the offer for the remaining shares in CMB.TECH is to comply with its obligations under Article 5 of the Takeover Law and Article 50 of the Takeover Decree. Any shareholder who comes into possession, other than following a voluntary takeover bid, directly or indirectly, of more than 30% of the capital or voting rights of the Company, shall launch a takeover bid on all the shares and securities granting access to the shares or voting rights, and on terms that comply with applicable U.S. securities laws, and SEC and NYSE rules and regulations.

Corporate Governance Statement

Introduction

Reference Code

During 2020, the company adopted the Belgian Code on Corporate Governance of 2020 as its reference code within the meaning of Article 3:6(2)(4) of the Belgian Code on Companies and Associations (the 'BCCA') and updated its Corporate Governance Charter accordingly. The full text of the Corporate Governance Charter can be consulted on the Company's website, under the Corporate Governance section: https://cmb.tech/investors/corporate-governance/policies-and-documentation.

New York Stock Exchange Listing

Following the dual listing of the Company's shares on the New York Stock Exchange on 23 January 2015, the New York Stock Exchange Corporate Governance rules for Foreign Private Issuers became applicable to the Company. The Company therefore registered as a reporting company under the US Securities and Exchange Act of 1934, as amended. As a further result of this listing, the Company is subject to the US Sarbanes-Oxley Act of 2002 and to certain US Securities laws and regulations relating to corporate governance applicable to reporting companies that are foreign private issuers and are subject to suspended reporting obligat ions (SEC).

Corporate Governance

As of 20 February 2020 the company adopted a two-tier governance model including a Supervisory Board and a Management Board as set out in article 7:104 and following of the BCCA, which entered into force on 1 May 2019.


CMB
.TECH
NYSE
GTS
telecom
NEW YORK STOCK EXCHANGE

Capital, shares and shareholders

Capital and shares

On 31 December 2024 the registered share capital of CMB.TECH amounted to USD 239,147,505.82 and was represented by 220,024,713 shares without par value.

The shares are in registered or dematerialised form and may be traded on the New York Stock Exchange or Euronext Brussels, depending on which component of the share register they are registered in. Shares may be transferred from one component to the other after completion of a procedure for repositioning.

Senior unsecured bonds

On September 2, 2021, the Group successfully placed $200 million senior unsecured bonds. The bonds, issued by Euronav Luxembourg and guaranteed by Euronav NV, mature in September 2026 and carry a coupon of 6.25%. The bonds are listed on the Oslo Stock Exchange as of March 22, 2022.

Treasury shares

On 31 December 2024 CMB.TECH held 25,807,878 of its own shares.

Shareholders and shareholders' structure

On 31 December 2024, and taking into account the transparency declarations available on that date, the shareholders' structure was as shown in the table.

Table 12: Shareholder structure on 31 December 2024

Shareholder	Shares	Percentage of total # shares	Percentage of total # of voting shares
CMB.TECH (treasury shares)	25,807,878	11.73 %	— %
Saverco NV	24.400	— %	— %
CMB NV	178,726,458	81 %	92 %
Total	**204,558,736**	**92.97 %**	**92.04 %**

Shareholder	Shares	Percentage	
Other	15,465,977	7.03 %	7.96 %
Total	**220,024,713**	**100.00 %**	**100.00 %**

Supervisory Board

Name	Type of mandate	First appointed	End term of office
Marc Saverys	Non-Independent Member - Chair (as from November 2023)	March 2023	AGM 2026
Patrick De Brabandere*	Non-Independent Member	March 2023	AGM 2026
Julie De Nul	Independent Member	May 2023	AGM 2025
Patrick Molis	Independent Member	November 2023	AGM 2026
Catharina Scheers	Independent member	November 2023	AGM 2026
Bjarte Bøe	Non-Independent Member	November 2023	AGM 2026

**Patrick De Brabandere - (as of 1 January 2024 as Permanent Representative of Debemar BV)*

Hereunder follows a list of biographies of the members of the Supervisory Board in the composition on 31 December 2024.



Marc Saverys - Non-Independent Member - Chair

Mr. Marc Saverys serves on the Supervisory Board since the SGM of 23 March 2023 as a non-independent member.

Marc Saverys holds a degree in law from the University of Ghent. In 1975 he joined Bocimar's chartering department, the dry bulk division of the CMB Group. In 1985 he left Bocimar and became Managing Director of Exmar, which at that time became a diversified shipowning company, where he was in charge of the drybulk division. He became a director of CMB Group in 1991 and was Managing Director of CMB Group from April 1992 until September 2014 when he was appointed as chairman. During the period from 2003 to July 2014, he served as the Chairman of the Board of Euronav, and served as a Vice-Chairman of the Board of Euronav from July 2014 until December 2015.



Patrick De Brabandere - Non- Independent Member

Mr. Patrick De Brabandere serves on the Supervisory Board since the SGM of 23 March 2023 as a non-independent member. He is the Chairman of the Audit and Risk Committee and a member of the Remuneration Committee.

Patrick De Brabandere holds a degree in Applied Economic Sciences from UCL Louvain-la Neuve. He started his career at the audit firm Arthur Andersen. In 1987, he joined Almabo, the former holding company of the Saverys family, as Project Controller. He became CFO of CMB NV in 1998 and was appointed director of CMB NV in 2002. In 2003, following the partial demerger of Exmar NV from CMB NV, he became director and CFO of Exmar NV, then COO. In 2020 he became CFO of Exmar NV again until June 2022. He currently is a director of CMB NV & Golden Ocean.



Julie De Nul - Independent Member

Mrs. Julie De Nul serves on the Supervisory Board since the AGM of 17 May 2023 as an independent member. She is Chair of the Sustainability Committee and a member of the Remuneration Committee and of the Corporate Governance & Nomination Committee.

Julie De Nul is CEO of Jan De Nul Dredging NV since 2020 and has been a member of the board of directors of Jan De Nul NV since 2010. Prior to that, she was Legal Counsel at Jan De Nul Group Belgium from 2007 to 2010. She is currently also a member of the board of directors of VCB (the Flemish Construction Confederation), VOKA (the Flanders' Chamber of Commerce and Industry) and Museum Dr. Guislain Ghent. She holds a Master's degree in law from the University of Ghent.



Patrick Molis - Independent Member

Mr. Patrick Molis serves on the Supervisory Board since the SGM of 21 November 2023 as an independent member.

Mr. Patrick Molis graduated from the Institut d'Etudes Politiques de Paris and holds a Master's degree in law from Paris X Nanterre. He started his career as a Magistrate at the Cour des Comptes after joining the National School of Administration. Mr. Patrick Molis was General Manager of Union Normande Investissement (1989-1992), CFO of Worms & Cie Group (1994-1997), General Manager of Compagnie Nationale de Navigation (1995- 1998), Chairman of the Board of Compagnie du Ponant (2012-2015) and Chairman and CEO of Héli-Union (2013-2022). He is currently Chairman of Compagnie Nationale de Navigation (since 1998), director of Sabena Technics and serves on the board of Golden Ocean.. He has previously served as member of the board of directors of Euronav Luxembourg (1995-2001), Euronav (2004-2010), Compagnie Maritime Nantaise (1995-2017), Compagnie Méridionale de Navigation (2008- 2022) and of the Conseil d'orientation du Domaine national de Chambord (2007-2017). Mr. Patrick Molis has been awarded the titles of Knight of the Legion of Honour and Officer of the Order of Merit.



Catharina Scheers - Independent Member

Mrs. Catharina Scheers serves on the Supervisory Board since the SGM of 21 November as an independent member.

Mrs. Catharina Scheers holds a Master's degree in Communication and Media from KU Leuven and a Bachelor's degree in Political and Social Science from the University of Antwerp. She started her career with Fast Lines in 1993. She is the owner and managing director of Fast Lines Belgium and has been appointed Chair of the company since 2003. She is currently also a member of the board of directors of BSF (Belgian Shipping Federation), a member of the board of BRABO and a member of WISTA (Women's International Shipping and Trading Association). In 2021, Mrs. Catharina Scheers received the ESPA "Maritime Figure of the Year" award.



Bjarte Bøe - Non-Independent Member

Mr. Bjarte Bøe serves on the Supervisory Board since the SGM of 21 November 2023 as a non-independent member.

Mr. Bjarte Bøe graduated from the Norwegian School of Economics and Business Administration (NHH) in 1983. He joined RS Platou and worked as a shipbroker in Houston and Oslo. In 1986 he joined Christiania Bank, later named Nordea, and worked in Oslo and London until 1995, when he joined SEB. He worked in various managerial positions, including head of Shipping Finance and head of Investment Banking in Oslo and Stockholm until 2019. He has served as a director of Seadrill, Hermitage Offshore and Agera Venture. He also sat on the board of CMB.TECH Enterprises (named CMB.TECH at the time) from April 2021 until February 2022. He is a serving board member of Eika Group (a Norwegian savings bank group) since April 2023. He is Chairman of Merkantilbygg (a Norwegian property company) since August 2024. He was Chairman of Ellos AB (a Swedish retail company) during restructuring from July '24 until October '24. He is Chairman of Jøtul (a Norwegian wood stove producer) since January 2025 (under restructuring).

Composition

As of November 2023, the Supervisory Board currently consists of six members. Three are Independent Members under the Belgian Corporate Governance rule, Rule 10A-3 promulgated under the US Securities Exchange Act of 1934, and the rules of the NYSE. The articles of association provide that the members of the Supervisory Board can be appointed for a period not exceeding four years per mandate but are eligible for re-election. The company's articles of association do not set an age limit for the members of the Supervisory Board.

Gender diversity

In accordance with the Corporate Governance Code, the Supervisory Board must be composed in a manner compliant with the principles of gender diversity, as well as of diversity in general. The Supervisory Board of CMB.TECH currently consists of four men and two women with varying yet complementary expertise. The Supervisory Board has been made aware of the law of 28 July 2011 on gender diversity and the recommendations issued by the Corporate Governance and Nomination Committee following the enacting of the law with regard to the representation of women on Supervisory Boards of listed companies.

As of 21 November 2023, the Management Board consists of five men: they are all based in Belgium. They all hold academic degrees in various disciplines such as law and finance. Their ages vary between 41 and 64.

Functioning of the Supervisory Board

In 2024 the Supervisory Board formally met twelve times for a Board meeting. The attendance rate of the members was the following:

Name	Type of mandate	Meetings attended
Marc Saverys	Non-Independent Member - Chairman	12 out of 12 (start mandate March 2023)
Patrick De Brabandere	Non-Independent Member	12 out of 12 (start mandate March 2023)
Julie De Nul	Independent Member	10 out of 12 (start mandate May 2023)
Patrick Molis	Independent Member	12 out of 12 (start mandate November 2023)
Catharina Scheers	Independent Member	12 out of 12 (start mandate November 2023)
Bjarte Bøe	Non-Independent Member	12 out of 12 (start mandate November 2023)

Besides formal meetings, the Board members of CMB.TECH are regularly in contact with each other, by conference call or via e-mail.

Working procedures

On 20 February 2020 the extraordinary shareholders meeting implemented the BCCA and adopted new articles of association including a two-tier governance model. The powers and responsibilities of the Supervisory Board are those outlined in article 7:109 of the BCCA and section III.1 of the Corporate Governance Charter. All decisions of the Supervisory Board are taken in accordance with article 19 of the articles of association. A copy of the articles of association and the new Corporate Governance Charter can be consulted at https://cmb.tech/investors/corporate-governance.

The Supervisory Board is the ultimate supervisory body of the company. It is responsible for the general policy and strategy of the company and has the power to perform all acts that are exclusively reserved to it by the Code of Companies and Associations. The Supervisory Board drafts all reports and proposals in accordance with books 12 and 14 of the Code of Companies and Associations. It supervises the Management Board.

The Supervisory Board pursues the success of the company in terms of shareholder value while giving consideration to the corporate, social, economic and environmental responsibility, gender diversity and diversity in general. In doing so, members of the Supervisory Board shall act honestly and in good faith with a view to the best interests of the company.

Activity report 2024

In 2024 CMB.TECH's Supervisory Board deliberated on a variety of topics, including but not limited to:

- Mid- and long-term strategic perspectives for the company;
- Capital allocation strategy and implementation, including quarterly return to shareholders by way of dividend and/or share buybacks;
- Sustainability matters, including developments regarding alternative fuels, propulsion methods and ESG related regulatory developments;
- The name change of the company;
- The acquisition and integration of CMB.TECH Enterprises NV;
- The launch and respective reopening of the mandatory public takeover bid by one of the company's shareholders, CMB NV;
- The diversification, decarbonisation and optimisation of the company's fleet;
- The impact of Russia's invasion of Ukraine on the crude oil and transport markets;
- The impact of the Houthi attacks on shipping in the Red Sea
- The impact of sanctions on Iran with regards to the carriage of crude oil by the dark fleet
- Fleet management strategy and implementation, including sales and purchases of vessels;
- Overseeing the sale of several Suezmaxes and VLCCs and the purchase of several eco-type VLCCs and Suezmax newbuilds;
- The sale of five Suezmaxes in the context of related party transactions;
- (Re-)financing of existing as well as newly acquired vessels;
- The global refinancing of all outstanding loans;
- Corporate governance matters;
- The company culture and its values;
- Risk management, including third party risk management policy and processes;
- Health, Safety, Quality and Environment (HSQE) matters.

Procedure for conflicts of interest and related party transactions

The procedure for related parties transactions within the Supervisory Board is set out in the BCCA. In the course of 2024, two decisions taken by the Supervisory Board required the application of the conflict of interest procedure as set out in provision 7:115 of the BCCA.

Both decisions requiring the application of the conflicts of interest procedure, as set out in provision 7:116 BCCA, involved the sale of Suezmax vessels to Bocimar International NV. As counterparty to the respective Transactions, Bocimar International NV is a related party within the meaning of IAS 24 given that it is a wholly owned subsidiary of CMB NV, majority shareholder of the company. The transactions were therefore subject to the procedure laid out in Article 7:116 BCCA. In accordance with this procedure, the Committee of Independent Directors of the Supervisory Board assessed the Transactions and delivered its respective advice in accordance with Article 7:116 BCCA. Accordingly, the Supervisory Board determined that the procedure laid out in Article 7:116 BCCA has been complied with in full for both Transactions.

The annual report contains a summary of all announcements during the financial year, which can be found on p 31-36. More detailed information can be found on our website: https://cmb.tech/investors/press-releases

Supervisory Board Committees

Audit and Risk Committee

Composition

In accordance with Article 7:119 of the BCCA and provision 4.3 of the Belgian Corporate Governance Code 2020, the Audit and Risk Committee must count at least three Supervisory Board Members, of which at least one is an Independent Member. On 31 December 2024 the Audit and Risk Committee of CMB.TECH counts three Supervisory Board members, of which two are Independent Members.

As of 31 December 2024, the composition of the Audit and Risk Committee was as follows:

Name	End term of office	Independent Member
Patrick de Brabandere[1]	2026	
Catharina Scheers	2026	x
Patrick Molis	2026	x

1 Expert in accounting, internal control over financial reporting and audit related matters (see biography) in accordance with Article 3:6 paragraph 1, °9 of the Belgian Companies and Associations Code

Powers

The Audit and Risk Committee handles a wide range of financial reporting, controlling and risk management matters and is responsible for the appointment, the compensation and the oversight of the independent auditor. Its main responsibilities and functions are described in the Corporate Governance Charter. The Audit and Risk Committee reviews its terms of reference periodically and where changes are useful or required, makes recommendations to the Supervisory Board with the aim of ensuring the composition, responsibilities and powers of the Committee comply with applicable laws and regulations.

Activity report 2024

Name	Type of mandate	Meetings attended
Patrick de Brabandere (Chair)	Chair & non-independent member	9 out of 9 (start mandate March 2023)
Catharina Scheers	Independent Member	9 out of 9 (start mandate November 2023)
Patrick Molis	Independent Member	9 out of 9 (start mandate November 2023)

During these meetings, the key elements discussed within the Audit and Risk Committee included financial statements, impairment methodology, assumptions (including residual values used for vessels) and depreciations, fuel inventory valuation, external and internal audit reports, quality and performance of the external audit process, external audit approach and independence, the internal audit function, old and new financing and related covenants, ESEF implementation, accounting policies, matters related to section 302 and 404 of the Sarbanes-Oxley Act and the effectiveness of the internal control over financial reporting, third party risk management policy and procedures, the Belgian annual report, the annual report on Form 20-F, certain company policies, significant transactions or important claims, organisation and staffing of the finance teams, GDPR implementation and monitoring, cybersecurity, tax matters, risk management process and framework and the risk register, and whistleblowing.

Remuneration Committee

Composition

As of 31 December 2024, the Remuneration Committee of CMB.TECH counted three Supervisory Board members, two of which are Independent Members. In this respect, CMB.TECH is in compliance with Article 7:120 of the BCCA and Article 4.3 of the Belgian Corporate Governance Code 2020, pursuant to which a Remuneration Committee should comprise at least three members, a majority being Independent Members.

As of 31 December 2024, the Remuneration Committee was composed as follows:

Name	End term of office	Independent members
Julie De Nul	2025	x
Patrick De Brabandere	2026	
Catharina Scheers	2026	x

Powers

The Remuneration Committee has various advisory responsibilities related to the remuneration policy of members of the Supervisory Board, members of the Management Board and employees in general. The Corporate Governance Charter contains a detailed list of the powers and responsibilities of the Remuneration Committee.

The Remuneration Committee makes recommendations to the Supervisory Board related to the remuneration of the Supervisory Board members and Management Board members, including variable remuneration, incentives, bonuses etc. in line with suitable industry benchmarks.

The Remuneration Committee reviews its terms of reference periodically and where changes are useful or required, makes recommendations to the Supervisory Board with the aim of ensuring the composition, responsibilities and the powers of the Committee comply with applicable laws and regulations.

Activity report 2024

In 2024 the Remuneration Committee met two times. The attendance rate of the members was as listed hereafter:

Name	Type of mandate	Meetings attended
Julie De Nul	Chair & Independent member	1 out of 2 (start of mandate May 2023)
Patrick De Brabandere	Non-independent member	2 out of 2 (start of mandate March 2023)
Catharina Scheers	Independent member	2 out of 2 (start of mandate November 2023)

During these meetings the key elements discussed within the Remuneration Committee included the remuneration report in the annual report, the remuneration of the Supervisory Board Members and members of the Management Board, the KPIs for the members of the Management Board and the annual bonus for the members of the Management Board and employees.

Corporate Governance and Nomination Committee

Composition

On 31 December 2024, the Corporate Governance and Nomination Committee of CMB.TECH counted three Supervisory Board members, two of which are independent members. In this respect, CMB.TECH is in compliance with provision 4.19 of the Belgian Corporate Governance Code of 2020, pursuant to which a Nomination Committee should comprise a majority of independent members. The composition of the Committee was further determined taking into account members' expertise in this area and their availability, given other Committee memberships.

As of 31 December 2024, the Corporate Governance and Nomination Committee was composed as follows:

Name	End term of office	Independent member
Patrick Molis	2026	x
Julie De Nul	2025	x
Bjarte Bøe	2026	

Powers

The Corporate Governance and Nomination Committee's role is to assist and advise the Supervisory Board on all matters related to the composition of the Supervisory Board and its Committees as well as the composition of the Company's Management Board, evaluation of the performance of the Supervisory Board, its Committees and the Management Board, and in any other matters relating to corporate governance. The Corporate Governance Charter contains a detailed list of the powers and responsibilities of the Corporate Governance and Nomination Committee.

Activity report 2024

In 2024 the Corporate Governance and Nomination Committee met two times. The attendance rate of the members was as follows:

Name	Type of mandate	Meetings attended
Patrick Molis	Chair & Independent member	2 out of 2 (start of mandate November 2023)
Julie De Nul	Independent member	1 out of 2 (start of mandate May 2023)
Bjarte Bøe	Non-Independent member	2 out of 2 (start of mandate November 2023)

During these meetings the key elements discussed within the Corporate Governance and Nomination Committee included the composition of the Supervisory Board and its Committees, including gender diversity considerations, U.S. and Belgian law and Corporate Governance requirements, the assessment of the Supervisory Board and its Committees, succession planning, the Supervisory Board education and leadership development, as well as governance structure.

Sustainability Committee

Composition

As of 31 December 2024, the Sustainability Committee of CMB.TECH counted five members: two Supervisory Board members, one is Independent, and three members of the Management Board. The composition of the Committee is determined taking into account members' expertise given other Committee memberships. The Chair of the Audit and Risk Committee, as well as the remaining members of the Management Board attended the meetings of the Sustainability Committee as well as observers.

As of 31 December 2024, the Sustainability Committee is composed as follows:

Name	End term of office	Independent Member
Catharina Scheers	2026	x
Bjarte Bøe	2026	
Alexander Saverys	n/a	n/a
Ludovic Saverys	n/a	n/a
Benoit Timmermans	n/a	n/a

Powers

The Committee is an advisory body to the Supervisory Board. The main role of the Committee consists of assisting and advising the Supervisory Board to monitor the performance, as well as to determine the key risks and opportunities that the company faces in relation to environmental, social and climate matters. In this respect, the Committee oversees the company's conduct and performance on sustainability matters as well as its reporting thereon. The Committee informs the Supervisory Board and makes recommendations to the Supervisory Board when it deems appropriate on any area within its remit where action or improvement is needed. Additionally, the Sustainability Committee monitors the effectiveness of the organisation to meet stated goals and targets in relation to sustainability matters.

Activity report 2024

In 2024, the Sustainability Committee met once. The attendance rate of the members was as follows:

Name	Type of mandate	Meetings attended
Catharina Scheers	Chairwoman & Independent Member	1 out of 1 (start of mandate November 2023)
Bjarte Bøe	Non-Independent Member	1 out of 1 (start of mandate November 2023)
Alexander Saverys	CEO	1 out of 1 (start of mandate November 2023)
Ludovic Saverys	CFO	1 out of 1 (start of mandate November 2023)
Benoit Timmermans	CSO	0 out of 1(start of mandate November 2023)

During this meeting, the Committee took stock of existing ESG initiatives within the company and discussed the Sustainability Chapter in the Annual report 2023 and the ESG focus for 2024, monitored ESG developments at the level of the IMO and the European Union and discussed ESG and climate change risks as well as technical developments with regard to decarbonisation and alternative fuels and methods of propulsion.

Evaluation of the Supervisory Board and its Committees

The main features of the process for the evaluation of the Supervisory Board, its Committees and the Individual Members are described in CMB.TECH's Corporate Governance Charter.

In 2024 an internal Supervisory Board assessment was conducted, assessing its size, composition and performance, as well as that of its committees. The assessment was discussed amongst all board members during a Board meeting and the results of the assessment were overall satisfactory.



Management Board

Composition

As of 2021, and in application of Article 7:104 of the BCCA, the operational management of the Company was entrusted to the Management Board, chaired by the CEO. The members of the Management Board are appointed by the Supervisory Board upon recommendation of the Corporate Governance and Nomination Committee and in consultation with the CEO, taking into account the need for a balanced Management Board.

Powers

The Management Board has the power to carry out all acts necessary or useful to the realisation of the Company's objectives, with the exception of those reserved by law to the Supervisory Board or the general shareholders' meeting. Accordingly, the Management Board is exclusively empowered for the operational functioning of the Company and has all residual powers. The powers of the Management Board are outlined in article 7:110 of the BCCA.

Procedure for conflicts of interest

The procedure for conflicts of interest within the Management Board is set out in article 7:117, §1 of the BCCA and in the Company's Corporate Governance Charter. In the course of 2024, no decision taken by the Management Board required the application of the conflict of interest procedure.

At 31 December 2024, the Management Board was composed as follows:



Alexander Saverys[1]
Chief Executive Officer



Ludovic Saverys[2]
Chief Financial Officer



Michael Saverys[3]
Chief Chartering Officer



Maxime Van Eecke[4]
Chief Commercial Officer



Benoit Timmermans[5]
Chief Strategy Officer

1. *Alexander Saverys - Permanent representative of Hof Ter Polder BV*
2. *Ludovic Saverys - Permanent representative of Succavest NV*
3. *Michaël Saverys - Permanent representative of Gemadi BV*
4. *Maxime Van Eecke - Permanent representative of MAVECOM BV*
5. *Benoit Timmermans - Permanent representative of Blacksquare BV*

Remuneration report

The remuneration report describes the remuneration of the CMB.TECH Management Board members and how executive compensation levels are set. The Remuneration Committee (hereinafter "RemCo") oversees the executive compensation policies and plans.

CMB.TECH remuneration policy

Objectives

The purpose of the CMB.TECH remuneration policy (hereinafter referred to as 'the Policy') is to define, implement and monitor an overall group remuneration philosophy and framework, in line with group and local regulatory requirements. More specifically, the Policy is intended to:

- Reward fairly and competitively, ensuring the organisation's ability to attract, motivate and retain highly skilled talent in an international marketplace by providing them with a balanced and competitive remuneration package;
- Promote accountability through the achievement of demanding performance targets and long-term sustainable growth, coherent with CMB.TECH's values, identity and culture;
- Differentiate reward by performance and recognise sustained (over)achievement of performance against pre-agreed, objective goals at the corporate, operating, company and individual level;
- Pursue long-term value creation and alignment with the strategy, purpose and core values of CMB.TECH, taking into consideration the interests of all stakeholders;
- Align remuneration practices while respecting local (country) market practice and regulation;
- Follow sound principles of corporate governance, of responsible business conduct and comply with all legal requirements;
- Observe principles of balanced remuneration practice that contribute to sound risk management and avoid risk-taking that exceeds the risk tolerance limits of CMB.TECH.

Legal framework

The policy is drafted in compliance with the requirements for listed companies such as:

- The Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement (so-called Shareholders' Rights Directive II, or Say on pay Directive);
- The Belgian Companies and Associations Code (the Act of 23 March 2019 introducing the Companies and Associations Code);
- The Belgian Corporate Governance Code of 2020 (within the meaning of Article 3:6(2) of the Companies and Associations Code by the Royal Decree of 12 May 2019).

Scope

This policy is established, implemented, and maintained in line with the CMB.TECH business and risk management strategy, with the company objectives and the long-term interests and performance of CMB.TECH. It aims to encourage responsible business conduct, fair treatment, and to avoid conflict of interest in the relationships with internal and external stakeholders.

This policy consists of an overall framework applicable to all staff members of CMB.TECH NV (further referred to as CMB.TECH) and its subsidiaries. It contains specific arrangements for the Members of the Supervisory Board and the Members of the Management Board.

Governance

General

The general principles set out in this policy are drawn up by the Supervisory Board, which assumes the ultimate responsibility for this policy and shall ensure that it is applied properly.

The Supervisory Board submits this policy to the General Shareholders' meeting to enable the Shareholders to vote on it for approval. CMB.TECH shall take the necessary steps to address concerns in case of non-approval, and consider adapting it.

The remuneration policy shall be submitted to a vote by the General Meeting at every material change, and in any case at least every four years.

The policy is reviewed annually to ensure that the internal control systems and mechanisms and other arrangements are effective and that its principles are appropriate and consistent with the objectives defined in article 1 of this Policy.

This assessment will be carried out, under the supervision of the Supervisory Board, upon recommendation of the Remuneration Committee and Human Resources.

At the advice of the Remuneration Committee the Supervisory Board may deviate from any items of this policy under exceptional circumstances, to protect the long-term interests and sustainability of the company as a whole, or to guarantee its viability, on the understanding that any such deviation shall be temporary and shall only last until a new remuneration policy has been established. Any deviation from this policy will be reported in the remuneration report.

Bodies and functions implied regarding the remuneration

The following bodies or functions are involved in the definition, implementation and monitoring:

(a) The Supervisory Board

The Supervisory Board determines the general principles of the remuneration policy and the specific principles, upon recommendation of the Remuneration Committee and Human Resources. It decides on the remuneration of the members of the Management Board based on input and recommendations provided by the Remuneration Committee.

(b) The Remuneration Committee (RemCo)

The RemCo advises the Supervisory Board on the development, the implementation and the continuous assessment of the remuneration policy to be in alignment with the objectives defined in Article 1 of this Policy.

It advises in all matters relating to the remuneration of the Supervisory Board members, the Management Board members and other identified staff, ensuring that all legal and regulatory disclosure requirements are fulfilled. To safeguard coherence throughout the group, the RemCo makes recommendations to the Supervisory Board on the implementation of the group's remuneration principles.

The RemCo makes recommendations to the Supervisory Board on the annual objectives and subsequent evaluation of the performance of the CEO and of the other Management Board members (based on an evaluation of the performance of each member submitted by the CEO).

(c) The Management Board

The implementation of this policy is ensured by the Management Board, with assistance of the Remuneration Committee and Human Resources.

(d) Human Resources

The Head of HR

- Assists the Management Board in ensuring the implementation and review of this policy and induces action whenever appropriate;
- Monitors market practice and regulation and proposes required changes to this policy to the RemCo for approval by the Supervisory Board accordingly;
- Consults with the local HR Manager (or repsonsible) to ensure and facilitate the implementation of this policy at the level of the local entities.

The local HR Manager or local HR Responsible

- Ensures the execution and implementation of this policy;
- Establishes a compliant local remuneration policy;
- Consults first with the Management Board and Head of HR on any fundamental change in the local remuneration policy due to local regulations.

General principles of the CMB.TECH remuneration policy

General Principles

This policy will be applied fairly, ensuring that equal opportunities are given to all employees regardless of age, gender, race, beliefs, (dis)ability or any other difference.

CMB.TECH has a Performance Management system which provides for:

- The setting of annual business targets;
- The setting of annual individual targets agreed upon between the individual and her/his line manager;
- An annual appraisal of job fulfilment, targets and values.

Severance payments are based on contractual terms and conditions and cannot reward failure.

Any substantive structural changes of the remuneration structure shall be subject to a formal assessment by the Head of HR, prior to being presented to the Management Board, RemCo or Supervisory Board.

CMB.TECH Remuneration Structure

Remuneration consists out of an adequate fixed (base salary + benefits) component and the possibility of variable remuneration.

The fixed component of the remuneration has to represent a sufficiently high proportion of the total remuneration to avoid the staff member being overly dependent on other components.

a. Fixed remuneration

Fixed remuneration consists of a base compensation and fringe benefits and is set on an individual basis with regards to internal benchmark and external benchmark (the market salary) of the position, the relevant professional experience and organisational responsibility, as set out in the job description.

The determination and evolution of the base remuneration is based on an objective categorising of the function according to a validated framework of an external provider, defined at country level in accordance with local market practice.

The target salary will be positioned on the median of the chosen and predefined market benchmark.

Fringe benefits include health insurance plans, death and disability coverage and other benefits. These benefits are developed according to local regulation and local market practice.

b. Variable remuneration

Variable remuneration is yearly decided (discretionary bonus). If there is an award of bonus then the calculation is x times gross monthly salary.

Variable remuneration is based on the beneficiary's actual working hours. Hence, if the employee has been absent from work or worked part-time during the relevant performance year, the variable remuneration will be adapted accordingly (pro-rata).

The variable remuneration can be partly deferred.

As a general principle, the variable remuneration is only due and paid if the beneficiary is still actively in service of the Company on the payment date and has not resigned or been fired. In case of termination prior to the end of the performance year, the variable remuneration is forfeited.

The remuneration of the Board members

Members of the Supervisory Board

The amount and structure of the remuneration of Supervisory Board members is submitted to approval at the General Meeting of Shareholders by the Supervisory Board, based on recommendations of the RemCo and taking into account the Members' general and specific responsibilities and per general market principle.

Supervisory Board members receive a fixed fee and an attendance fee per Board and Committee meeting attended. The table below gives an overview of the fixed fees and attendance fees applicable.

Table 23: Remuneration of the board members

	Fixed fee		Attendance fee		
	Chair	**Member**	**Chair**	**Member**	**Cap**
Supervisory Board	€ 160,000	€ 60,000	€ 10,000	€ 10,000	maximum of € 40,000 per year
Audit and Risk Committee	€ 40,000	€ 20,000	€ 5,000	€ 5,000	maximum of € 20,000 per year
Remuneration Committee	€ 7,500	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year
Corporate Governance and Nomination Committee	€ 7,500	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year
Sustainability Committee	€ 7,500	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year

Supervisory Board members do not receive performance related remuneration, such as bonuses or remuneration related shares or share options, nor fringe benefits or pension plan benefits.

Members of the Management Board

The remuneration of the Management Board members is subject to the principles laid down in this policy, following the same framework as the wider employee's population with specific stipulations for the following parts:

Fixed remuneration

- Management Board members working under a consultancy agreement do not participate in CMB.TECH's collective pension scheme, nor are they entitled to customary fringe benefits as this has been taken into account and integrated in the fixed salary;
- The size of the total remuneration is reviewed every three years, based on an objective predefined market benchmark done by an external provider. After reference to the detailed benchmark data, the remuneration awarded is then based on the experience of the post holders, required competencies and responsibilities of the position;
- No fixed annual remuneration or attendance fees of any kind are due to Management Board members for attending Board or Committee meetings.

Variable remuneration

Variable remuneration is yearly decided by the Supervisory Board on recommendation of the RemCo.

Contractual terms

The members of the Management Board have entered into consultancy agreements with CMB.TECH, and the terms and conditions are aligned with the provisions of The Corporate Governance Code of 2020.

Duration and notice period

The consultancy agreements are contracts with an open end and can be terminated by both parties at a notice period of:

Executive Member	Notice period*	Change of control
CEO	12/6 months	18 months
CFO	12/6 months	18 months
Chief Chartering Officer	12/6 months	18 months
Chief Strategy Officer	12/6 months	18 months
Chief Commercial Officer	12/6 months	18 months

**Terminated by company / terminated by Consultant*

Change of control arrangements are based on a 'double -trigger' structure. This means that both a specified change of control event and a termination of the Management Board member's employment must take place for any change of control based severance payment to materialise.

Compensatory Awards

The RemCo has the flexibility to make compensatory awards to new Management Board members, to compensate the Management Board member for benefits lost as a result of joining CMB.TECH. These awards will consider the value of the forfeited awards at the time of resignation. and will be in a similar form as the awards which are being lost.

Clawback policy

On 5 December 2023, the company adopted a policy regarding the recovery of erroneously awarded compensation in accordance with the applicable rules of the New York Stock Exchange and the Exchange act.



Remuneration report

Introduction

The remuneration of the Management Board members is subject to the principles laid down in the remuneration policy. (see above). The executive remuneration consists of a fixed and variable remuneration. The fixed and variable remuneration in 2024 of the Management Board members is reflected in the table below.

Total remuneration

The remuneration in 2024 of the members of the Supervisory Board is reflected in the table below:

Table 25: Total remuneration in 2024

Name	Fixed fee	Attendance fee Board	Audit and Risk committee	Attendance fee Audit and Risk Committee	Remuneration Committee	Attendance fee Remuneration Committee	Corporate Governance and Nomination Committee	Attendance fee Corporate Governance and Nomination Committee	Sustainability committee	Attendance fee Sustainability Committee	Total
Marc Saverys	€ 16,0000	€ 40,000	€ 0	€ 0	€ 0	€ 0	€ 0	€ 0	€ 0	€ 0	€ 200,000
Patrick De Brabandere	€ 6,0000	€ 40,000	€ 40,000	€ 20,000	€ 5,000	€ 10,000	€ 0	€ 0	€ 0	€ 0	€ 175,000
Julie De Nul	€ 60,000	€ 40,000	€ 0	€ 0	€ 7,500	€ 5,000	€ 5,000	€ 5,000	€ 0	€ 0	€ 122,500
Catharina Scheers	€ 60,000	€ 40,000	€ 20,000	€ 20,000	€ 5,000	€ 10,000	€ 0	€ 0	€ 7,500	€ 5.000	€ 167,500
Patrick Molis	€ 60,000	€ 40,000	€ 20,000	€ 20,000	€ 0	€ 0	€ 7,500	€ 10,000	€ 0	€ 0	€ 157,500
Bjarte Boe	€ 60,000	€ 40,000	€ 0	€ 0	€ 0	€ 0	€ 5,000	€ 10,000	€ 5,000	€ 5,000	€ 125,000
Total	€ 460,000	€ 240,000	€ 80,000	€ 60,000	€ 17,500	€ 25,000	€ 17,500	€ 25,000	€ 12,500	€ 10,000	€ 947,500

The Supervisory Board, following a recommendation by the Corporate Governance and Nomination Committee, decided at this stage not to comply with Clause 7.6 of the Belgian Corporate Governance Code 2020 with regard to share remuneration for Supervisory Board members, taking into account several factors including the cyclicality of the company's business and share price which does not match well with the relevant holding requirements, the risk of debate as to potential conflicts of interest, adversely impacting swift decision making, logical consistencies with CMB.TECH's development to strong independent board composition and complicated tax ramifications and practicalities related to the international composition of the Supervisory Board.

In 2024, the Supervisory Board remained the same:

Supervisory Board Members

Name	Age	Position	Date of Expiry of Current Term
Marc Saverys	71	Chairman of the Supervisory Board	Annual General Meeting 2026
Patrick De Brabandere	66	Non-Independent Director*	Annual General Meeting 2026
Julie De Nul	43	Independent Director	Annual General Meeting 2025
Patrick Molis	67	Independent Director	Annual General Meeting 2026
Catharina Scheers	57	Independent Director	Annual General Meeting 2026
Bjarte Bøe	68	Non-Independent Director*	Annual General Meeting 2026


BOCIMAR

Remuneration of the new Management Board for the reported financial year 2024

Table 27: Remuneration of the new Management Board for the reported financial year

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Base Remuneration	Director Fees	Fringe benefits						
Alexander Saverys represented by Hof ter Polder BV	CEO	€ 20.833	€ 0	€ 0	€ 83,332			€ 333,328	75%	25%
Ludovic Saverys represented by Succavest NV	CFO	€ 20.833	€ 0	€ 0	€ 83,332			€ 333,328	75%	25%
Michael Saverys represented by Gemadi BV	Chief Chartering Officer	€ 20.833	€ 0	€ 0	€ 83,332			€ 333,328	75%	25%
Maxime Van Eecke represented by Mavecom CommV	Chief Commerci al Officer	€ 20.833	€ 0	€ 0	€ 83,332			€ 333,328	75%	25%
Benoit Timmermans represented by Blacksquare BV	Chief Strategy Officer	€ 20.833	€ 0	€ 0	€ 83,332			€ 333,328	75%	25%

(1) Discretionary bonus: 4 months Base monthly Remuneration.

Use of claw-back rights

No occurrence during the reported year.

Evolution of the remuneration and of the company's performance

Table 28: Comparative table on change of remuneration and company performance over the last 4 financial years

Annual change	2021	2022	2023	2024
Aggregate executive compensation (1)				
	€ 2,670,830	€ 2,479,921	€ 2,305,812	€ 1,249,980
Company's performance				
Net profit achievement (M$)	(338.70)	203.3 M$	858.0 M$	870.8 M$
Opex and Overhead performance G&A	32.4 M$	51.7 M$	62.5 M$	77.8 M$
Opex	199.1 M$	192.4M$	210.5M$	185.3M$
Average remuneration on a full-time equivalent basis of employees (2)				
	€ 65,960	€ 63,625	€ 75,445	€ 68,840
Ratio between highest remunerated Executive and least remunerated employee (3)				
	2.47%	2.57%	2.28%	5.51%

(1) Only takes into account the fixed remuneration
(2) Situation as per December 2024, taken into account annual salaries, not including fringe benefits, not including variable remuneration
(3) Situation as per December 2024, taken into account annual salaries, not including fringe benefits, not including variable remuneration

Remuneration of the auditor BDO Bedrijfsrevisoren Réviseurs d’entreprises (BDO)

Permanent representative: Veerle Catry

For 2024, the worldwide audit and other fees in respect of services provided by the statutory auditor BDO can be summarised as follows:

Table 29: Audit fees

In USD	2024	2023
Audit services for the annual financial statements	2,090,730	1,914,792
Audit related services	—	—
Tax services	—	19,250.00
Other non-audit services	3,478	78,365
TOTAL	**2,094,208**	**2,012,408**

The limits prescribed by Article 3:62 of the BCCA were observed.


CMB
TECH
Y-AAA-487

Information to be included in the annual report as per article 34 of the Royal Decree of 14 November 2007

Capital structure

At the time of preparing this report, the registered share capital of CMB.TECH was USD 239,147,505.82, represented by 220,024,713 shares without par value. The shares are in registered or dematerialised form. CMB.TECH currently holds 25,807,878 treasury shares. At the time of preparing this report, no convertible bonds or perpetual preferred equity instruments of the Company were outstanding. Besides the share buy back program in place as communicated on 22.03.2024, no other share plans, stock options or other rights to acquire shares of the company are in place.

Restrictions on the exercise of voting rights or on the transfer of securities

Each share entitles the holder to one vote. There are no securities issued by the Company which would entitle the holder to special voting rights or control. The articles of association contain no restrictions on voting rights, and shareholders can exercise their voting rights provided they are validly admitted to the Shareholders' Meeting and their rights are not suspended. Pursuant to Article 12 of the articles of association, the Company is entitled to suspend the exercise of rights attached to shares belonging to several owners. No person can vote at the Shareholders' Meeting using voting rights attached to shares for which the formalities to be admitted to the general meeting as laid down in Article 33 of the articles of association or the law have not been fulfilled in time or accurately. Likewise, there are no restrictions in the articles of association or by law on the transfer of shares.

General shareholders' meeting

The ordinary General Shareholders' Meeting is held in Antwerp on the third Thursday of the month of May, at 10.30am, at the registered office or any other place mentioned in the convening notices. If such date would be a bank holiday, the Annual Shareholders' Meeting would take place on the preceding business day.

Shareholders' meeting

As of the date of this report, the Supervisory Board is not aware of any agreements among major shareholders or any other shareholders that may result in restrictions on the transfer of securities or the exercise of voting rights. To the best knowledge of the Supervisory Board, the major shareholders have not entered into a shareholders' agreement or a voting agreement, nor do they act in concert. There are no agreements between the Company and its employees or the members of its Supervisory Board providing for any compensation in case of resignation or dismissal on account of a public acquisition offer. However, if the agreement with a member of the Management Board is terminated for reasons of a Change of Control, the member of the Management Board shall be entitled to a compensation.

Apart from the foregoing and from the customary change of control provision in the financing agreements, the terms of the bonds issued by Euronav Luxembourg S.A. which have been guaranteed by the Company, the bareboat charter parties in the framework of sale-and-lease-back transactions CMB.TECH has entered into, there are no other important agreements to which the Company is a party and which enter into force, be amended or be terminated in case of a change of control of the Company following a public offer.

Appointment and replacement of members of the Supervisory Board

The articles of association (Article 15 and following) and the CMB.TECH Corporate Governance Charter contain specific rules concerning the (re)appointment, the replacement and the evaluation of members of the Supervisory Board. The General Shareholders' Meeting appoints the Supervisory Board. The Supervisory Board submits the proposals for the appointment or re-election of members of the Supervisory Board, supported by a recommendation of the Corporate Governance and Nomination Committee, to the General Shareholders' Meeting for approval. If a Supervisory Board member's mandate becomes vacant in the course of the term for which such member was appointed, the remaining Supervisory Board members may provisionally fill the vacancy until the following General Shareholders' Meeting, which will decide on the final replacement. A Supervisory Board member nominated under such circumstances is only appointed for the time required to terminate the mandate of the member whose place he has taken. Appointments of Supervisory Board members are made for a maximum of four years. After the end of his/her term, each member is eligible for re-appointment.

Amendments to articles of association

The articles of association can be amended by the Extraordinary General Meeting in accordance with the Belgian Companies and Associations Code. Each amendment to the articles of association requires a qualified majority of votes.

Authorisation granted to the Supervisory Board to increase share capital

The articles of association (Article 7) contain specific rules concerning the authorisation to increase the share capital of the Company. By decision of the Shareholders' Meeting held on 20 February 2020, the Supervisory Board has been authorised to increase the share capital of the Company on one or several times by a total maximum amount of USD 25,000,000 (with possibility for the Supervisory Board to restrict or suspend the preferential subscription rights of the existing shareholders) or USD 120,000,000 (without the possibility for the Supervisory Board to restrict or suspend the preferential subscription rights of the existing shareholders) during a period of five years as from the date of publication of the decision, subject to the terms and conditions to be determined by the Supervisory Board.

Authorisation granted to the Supervisory Board to acquire or sell the company's own shares

Article 13 of the articles of association contains the principle that the Company and its direct and indirect subsidiaries may acquire and sell the Company's own shares under the conditions laid down by law. With respect to the acquisition of the Company's own shares, a prior resolution of the General Meeting is required to authorise the Company to acquire its own shares. Such an authorisation was granted by the Special General Meeting of 23 June 2021 and remains valid for a period of five years as from the publication in the Annexes to the Belgian Official Gazette of the decision taken by such General Meeting. Pursuant to this authorisation, the Company may acquire a maximum of 10% of the existing shares of the Company at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01.

Appropriation of profits

The Supervisory Board may, from time to time, declare and pay cash distributions in accordance with the Articles of Association and applicable Belgian law. The declaration and payment of distributions, if any, will always be subject to the approval of either the Supervisory Board (in the case of 'interim dividends') or of the shareholders (in the case of 'regular dividends', 'intermediary dividends' or 'repayment of share premiums').

In general, under the terms of the debt agreements, CMB.TECH is not permitted to pay dividends if there is or will be as a result of the dividend a default or a breach of a loan covenant. Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, the net assets would fall below the sum of (i) the amount of the registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by the Articles of Association or by law, such as the reserves not available for distribution in the event CMB.TECH holds treasury shares. CMB.TECH may not have sufficient surplus in the future to pay dividends and the subsidiaries may not have sufficient funds or surplus to make distributions to the company. CMB.TECH can give no assurance that dividends will be paid at all. In addition, the corporate law of jurisdictions in which the subsidiaries are organised may impose restrictions on the payment or source of dividends or additional taxation for cash repatriation, under certain circumstances.

The Supervisory Board decided to amend the dividend policy to a full discretionary dividend policy as of 5 December 2023.

Appropriation accounts

The result to be allocated for the financial year amounts to USD 779,269,157.80. Together with the profit of USD 469,050,759.40 from the previous financial year, this results in profit balance to be appropriated of USD 1,248,319,917.20.

During 2024 the shareholders' distribution already paid for amount to USD 1.15 per share as return to shareholder.

The allocation of profits will be as follows:

Addition to equity (other reserves)
USD 127,001,568.32

Dividends
USD 52,438,545.45

Carried forward
USD 1,068,879,803.43

Measures regarding insider dealing and market manipulation

In view of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC (the 'Market Abuse Regulation' or 'MAR'), the Supervisory Board approved the current version of the Company's Dealing Code. The Dealing Code includes restrictions on trading in CMB.TECH shares during so called 'closed periods', which have been in application for the first time in 2006, as well as other procedures and safeguards the Company has implemented in compliance with the Market Abuse Regulation.

The members of the Supervisory and Management Boards and the employees of the CMB.TECH Group who intend to deal in CMB.TECH shares must first request clearance from the Compliance Officer. Transactions that are to be disclosed in accordance with the Market Abuse Regulation are being disclosed at the appropriate time.






BOCHEM HOUSTON
MADEIRA

Market prospects for 2025

Market prospects for 2025

Euronav – tanker markets prospects [1]

Crude tanker ton-mile demand +1.9%

The tanker market faced headwinds in 2024, primarily driven by weaker economic growth in China and increased dark fleet exports out of Iran, both of which negatively impacted demand for regulated seaborne crude oil transportation.

2025 started with a new "sanctions reality" as U.S. authorities intensified measures against Russia and Iran, with more effective enforcement (Jan'25: 21% of all VLCC and 12.0% of all Suezmax vessels on either OFAC or UANI sanction list). China's response has been notable, with indications that Shandong Port, a major import hub, banned OFAC-listed ships. If Iran-related vessels face similar restrictions, this could generate demand for 2-3 mb/d of "clean" crude imports into China. Such a shift could trigger immediate demand for an additional 60-90 VLCC equivalents, representing a 5-8 % increase in fleet utilisation. Should Iran/Russia export volumes decline, non-OPEC barrels, primarily from North America, are expected to fill the gap. On the downside, a potential resolution to the Houthi attacks in the Red Sea, leading to a full reopening of this critical route, could theoretically dampen ton-mile demand. Nonetheless, Red Sea re-routing had limited impact on the Suezmax trade and negligible impact on the VLCC trade.

The global average oil demand forecast for 2025 stands at on average 104.6 mb/d (IEA, EIA, Rystad, OPEC). The delay of OPEC+ production cuts has removed a substantial amount of production quota for 2025 – resulting in a global supply of 103.8 mb/d. Hence, 2025 is forecasted to result in a production surplus in the total liquids balance of 0.8 mb/d and in the crude-only balance of 0.3 mb/d (with OPEC+ holding significant spare capacity).

Crude tanker fleet supply +1.2%

2024 ended as the first year with negative fleet growth for VLCCs since 2002 and crude tankers overall were only marginally higher. 2025 will mirror last year, with overall low fleet growth and VLCCs again standing out at 0.5% growth (gross) (Suezmax 1.5%). Only 5 VLCCs are scheduled for delivery this year, two in Q1 and three in Q4. Newbuilding deliveries for Suezmax vessels will pick-up in 2025 (27) and 2026 (34). In addition, the impact of regulation (CII, EU ETS, Fuel EU Maritime, IMO Global Fuel Levy) or phasing out of the grey fleet should eventually help offset rising tanker deliveries over the coming years.

Market improvements in 2025

Despite potential stability in OPEC+ production, the compliant crude tanker freight rates are poised for growth if effective sanctions can be enforced towards the dark fleet. Especially benefiting the VLCC segment – trading long-haul Atlantic to China and/or Middle East to China (if OPEC + substitutes part of today's dark fleet volumes). In addition, questions remain regarding OPEC+ discipline, especially given the risk of market oversupply even under firm demand scenarios. A scenario reminiscent of late 2014, where Saudi Arabia significantly increased production to push prices into contango, could be highly favourable for tanker demand and equities.

Waiting for Godot or has the super-cycle finally arrived?

"We anticipate a relatively balanced crude tanker market in 2025, with VLCCs well-positioned to benefit. This outlook is underpinned by limited fleet growth and a potential recovery in demand. The current state of geopolitics and sanctions - which can be a negative drag on tanker markets at times - could be a significantly positive catalyst for the crude tanker market in 2025"

Alexander Saverys

[1] Own data analysis basis Clarksons SIN, IEA, EIA, Rystad, OPEC, UANI, OFAC, ABGSC, Morgan Stanley, SEB

Bocimar – dry-bulk markets prospects [1]

Iron ore Capesize ton-mile demand +1.4%

Deutsche Bank's China Macro research team anticipates the announcement of significant fiscal stimulus measures, coinciding with a 4.5% GDP growth target. This stimulus package is expected to include direct government spending, bank recapitalisation and further support for stabilising the property sector. However, there remains uncertainty regarding whether increased domestic consumption and property sector stabilisation will be sufficient to drive a substantial increase in seaborne dry bulk import demand, particularly when compared to the large infrastructure investments seen in the past. Compounding this uncertainty are ongoing trade tensions or a potential escalating "trade war" with the United States, which could reduce global trade flows and negatively impact China's export sector. Overall, Morgan Stanley, is forecasting iron ore to grow by 0.2% in 2025 (-2.5% China).

Both Vale and Rio are guiding essentially flat iron ore volumes year-over-year for 2025, but growth from FMG and Mineral Resources could be more meaningful. Overall iron ore volumes are guided flattish in 2025 (+10 m ton) with 2026 looking to bring meaningful volume growth due to the Simandou project. Seaborne iron ore trade can further profit from increased Chinese iron ore import as local production pricing remains above CFR iron import. Simandou, the iron ore mining project in Guinea, is projected to commence production at the end of 2025, with a ramp-up period of 30 months to reach an annualised capacity of 60 million tons. This output would require a consistent deployment of at least 90 Capesize vessels, in contrast to the scheduled delivery of approximately 80 Capesize ships throughout 2025 and 2026.

Geopolitical uncertainty remains a significant concern for the maritime shipping sector. Inefficiencies and disruptions related to the Russia-Ukraine conflict and Red Sea diversions continue to exert upward pressure on tonne-mile demand across various shipping segments. Any normalisation of trade in these regions could potentially lead to downward pressure on shipping rates - albeit with limited impact on the typical Newcastlemax trade routes.

Capesize fleet supply +1.3%

The overall dry bulk order book remains one of the smallest in the shipping industry, at 10.3% of existing capacity. Fleet additions are projected to grow by just 3.6% in 2025, followed by 3.4% in 2026 and 2.0% in 2027. The Capesize order book is the smallest, representing only 7.8% of the current fleet capacity, with growth of about 2.0% expected annually over the next three years.

Given increasing environmental regulations and downward pressure on rates, increased scrapping/retirement of dry bulk vessels could be expected in 2025, which could offset some of the expected fleet growth. The average age of the fleet is now over 12.4 years, the highest level since 2010.

Market implications

Dry bulk fleet capacity utilisation is expected to rise to 89.0% in 2024, up from 88.0% in 2023, and to remain constant in 2026. Hence, Capesize vessels will continue to outperform in 2025, as this segment is anticipated to experience moderate tightening, whereas the non-Cape segments are expected to loosen somewhat.

Stagnation before acceleration

"While global Capesize ton-mile demand and fleet supply are expected to remain balanced for 2025 and 2026, long-term market improvements are anticipated due to the rapidly ageing Capesize fleet and the segment's historically low order book-to-fleet ratio. Stricter regulations, reduced sailing speeds, and potential increases in port congestion are additional catalysts that enhance the long-term attractiveness of the Capesize market."

Michael Saverys

[1] Own data analysis basis Clarksons SIN, Deutsche Bank, Rio Tinto, Vale, Mineral Resources, Morgan Stanley, Kepler Cheuvreux

Delphis – container markets prospects [1]

Container ton-mile demand +3.0%

A repeat of the 2024 6.0% trade growth in 2025 is unlikely, a more moderate 3.0% is expected, basis continued Red Sea re-routing through full year 2025. If the Red Sea disruption would 'unwound' through the course of 2025, TEU-mile demand could decline by ~5-10% over the course of 2025. On the off chance that a reversal is observed within '25, this would be followed by an extensive adaption period and port delays, pushing "back-to normal" status further out.

The US share of Chinese exports currently sits at ~15.0%, while Asian exports to North America make up 14.0% of global container trade. Prior to the election of President Trump, the IMF projected global GDP growth to come in at a very moderate 3.3% for 2025. The implementation of tariffs introduces further downside to the estimate. President Trump has been very vocal regarding his stance on the trade with China – and hence, 2025 entails potential disruptions in global trade mechanics.

Container fleet supply +5.5%

New vessel additions moderate in 2025, to 5.5% from 10.1% in 2024. New orders have boosted the orderbook size from 20.0% to 26.0% of existing capacity, spread out into 2029. The different size segments have substantially different age-profiles and order book to fleet ratios, whereas the orderbook increases with vessel size, the scrapping potential (vessels >25yrs) is declining by size, providing a much more favourable backdrop for smaller vessel from a supply perspective (e.g. 6,000 TEU segment).

Gradual easing in freight market conditions

A gradual easing in freight market conditions is expected from the firm levels seen in 2024. However, a range of uncertainties and risk factors need monitoring. Policy impacts from the US election point towards increased trade 'friction' ahead (US-China box trade accounts for ~5.0% of global volumes and ~9.0% of TEU-miles). While the final form and implementation of Trump's proposed tariffs remains uncertain, trade wars are generally not supportive for container freight demand in the long term. Meanwhile, a scenario where Red Sea disruption eventually 'unwinds' would drive a decline in TEU-mile demand, leading to a much more challenging outcome for freight markets (even if a greater reduction in speeds could help to absorb some excess supply).

Capacity utilisation is forecasted at 86.0% for 2025.

At the eye of the storm?

"We remain cautious about the sector's outlook, considering the fragile foundations of the recent market upturn and the risk of oversupply if Red Sea transits normalize. However, we have secured 10-year contracts for our 1,400 TEU vessel. In addition, our unique expertise in dual-fuel technology positions us to capitalise on emerging opportunities in the months and years ahead - and to potentially order dual fuel tonnage with long-term contract attached."

Maxime Van Eecke

[1] Own data analysis basis Clarksons SIN, Arctic, Jefferies

Bochem – chemical markets prospects [1]

Chemical ton-mile growth + 3.0-5.5%

Global GDP growth for 2025 is projected to remain steady at approximately 3.2%, consistent with 2023/24 levels. Advanced economies are expected to experience subdued growth, while Asia continues to drive global production gains, albeit at a decelerating pace. Global chemical production is forecasted to expand at a similar rate of around 2.9% in 2025. In Europe and the United States, chemical production is anticipated to stabilise at approximately 1.0-1.2% between 2024 and 2026, constrained by high comparative costs and slower economic momentum. Japan is expected to stagnate at around 0.4% during the same period. Conversely, emerging Asia is projected to grow at approximately 3.4%, with India serving as the primary growth driver. China's chemical production is expected to stabilise at around 4.1% for the period 2024-2026.

Leading forecasters predict chemical ton-mile growth of 3.0-5.5% for both 2025 and 2026, reflecting ongoing demand for chemical transportation.

Stainless steel chemical tanker fleet to grow 2.0% annually from 2024-2027

Based on the current order book, stainless steel chemical tankers represent 12.7% of the fleet, leading to an average net fleet growth of 2.0% from 2024 to 2026, down from 3.6% observed between 2021 and 2023. Additionally, 9.0% of the existing fleet is over 28 years old. However, no stainless-steel chemical tankers were recycled in 2024, and shipyard capacity is increasing – being key trends to monitor.

Meanwhile, the rising order book for product tankers presents a potential risk of swing tonnage and increased fleet growth for 2025-26 and beyond. While it is anticipated that the product tanker market will absorb these new vessels, partly due to a limited order book for crude tankers and the transition of older LR vessels to dirty trading, the risk of elevated swing tonnage persists heading into 2025.

Balanced market

The outlook for 2025 appears balanced, supporting a stable yet modest seaborne chemical tanker market. Global markets are closely watching the anticipated economic transition in the U.S. and the accompanying policy changes. While inflation has receded as a major concern, persistent geopolitical risks remain significant. The U.S. economy is expected to continue outperforming expectations, bolstered by tariffs, tax cuts and regulatory easing. After a prolonged period of contraction in manufacturing, particularly in China, activity is now stabilising and growing ahead of potential shifts in U.S. economic and trade policies.

With chemical production expected to remain stable in 2025-2026, the trajectory of the chemical seaborne freight market will largely be influenced by tanker supply dynamics. Additionally, recent sanction developments affecting crude and product tanker trade suggest that swing tonnage may stabilise at current levels or even contract if product rates experience a significant improvement. Despite a slight decline in the second half of 2024, spot rates remain robust, with the Chemical Tanker Spot Index hovering near historical highs. On the downside, a re-opening of the Red Sea could have a gradual easing effect on the ton-mile demand (product/chemical tankers ~5%).

Steady-as-she-goes

"We anticipate the Chemical Tanker market will remain relatively strong in 2025, supported by favourable supply-side fundamentals that enhance its long-term appeal. Six of our eight stainless steel chemical tankers are secured under 10-year time charter contracts. Additionally, we are actively exploring newbuilding opportunities to leverage CMB.TECH's expertise in dual-fuel technology, opening new opportunities for long-term charter commitments."

Benoit Timmermans

[1] Own data analysis basis Clarksons SIN, Fearnleys, SEB, BASF, MSI, Richardson Lawire

Windcat – offshore wind markets prospects [1]

Offshore wind capacity +13.0% CAGR

The global offshore wind capacity is projected to reach approximately 427 GW by 2035, with an average annual addition of around 28.1 GW from 2024 to 2035. Europe is expected to contribute 14 GW annually over the same period, translating to a Compound Annual Growth Rate (CAGR) of 13.0%. For 2025, a rebound in capital expenditures (CAPEX) commitments is expected, with global investments projected at USD 79 billion, including USD 43 billion outside of China. This anticipated growth is driven by governments' continued pursuit of net-zero targets, heightened concerns over energy security and the growing recognition of offshore wind's role in providing reliable, low-carbon electricity. Despite the uncertain macroeconomic outlook, the sector's long-term growth trajectory remains robust. The recent U.S. presidential election has introduced uncertainties for the offshore wind industry in the United States. Albeit, The EU energy commissioner assured that the EU is sticking to its offshore wind ambitions.

CTV CAGR +4.9% for the European market

Global demand for CTVs, excluding China, is forecasted to grow at a CAGR of 6.8%, an increase of 0.6% from 2024. This indicates a steady growth trajectory in the global market. By 2035, global CTV supply is expected to reach 1,169 vessels. The regional nature of CTV demand continues to create opportunities for local shipyards and local operators, fostering discrete markets with minimal vessel movement between Asia and Europe.

The European offshore wind market remains a key area of opportunity for Windcat. Demand is driven by both well-established markets and emerging players such as France, Poland and Norway, resulting in a 4.9% CAGR for CTV demand in the region. Construction demand is expected to improve from 2026. Nearshore projects in France, Ireland and Poland will account for most of the demand.

While construction activity in Europe will persist, it is expected to shift further offshore, necessitating sea-based Walk-to-Work (W2W) vessel support. Despite this shift, Operations and Maintenance (O&M) work will continue to dominate future CTV utilisation in Europe. The forecast reflects steady growth over time, even as some demand transitions to W2W vessels. Decommissioning activity will remain limited, with few projects reaching this phase of their lifecycle during the upcoming years.

Global demand for Walk-to-Work CAGR +16.4%

The global forecast for Walk-to-Work (W2W) vessel demand, excluding China, has once again increased, with the CAGR now set at 16.4%. This suggests that approximately 216 W2W vessels could be required over the next decade, up from the 150 vessels projected in 2023. Long-term confidence in the European market remains robust, with a significant shift in future vessel demand from low to medium and high confidence levels. The demand for CSOVs in Europe is particularly notable, with substantial growth expected from 2030 into the mid-2030s.

The European market is set for a significant increase in vessel supply, with 14 CSOVs scheduled for delivery to European owners in 2025. While this marks a sharp rise in newbuilds, the impact on overall supply-demand balance is expected to be moderated by the movement of second- and third-tier W2W vessels back to the O&G sector. Additionally, wind farm construction data indicates a roughly 30.0% increase in turbine installations in 2026 compared to 2025, with similar levels projected for 2027, helping to sustain demand for vessels.

At the same time, demand for CSOVs from the O&G sector is increasing, offering an attractive alternative market and contributing to overall market balance. The stronger O&G demand, combined with the steady rise in wind installations, reduces the likelihood of a prolonged oversupply. This strategic shift allows vessel owners to optimise utilisation across both sectors, ensuring flexibility in response to fluctuating market conditions.

Versatile CSOVs: Navigating Diverse End Markets

"We are excited about the upcoming delivery of our first Windcat CSOV. These future-proof and versatile vessels are designed to be employed across a range of diversified end markets, positioning us to capitalise on emerging opportunities and during changing macroeconomic circumstances."

Willem van der Wel

[1] Own data analysis basis Clarksons SIN/RIN, TGS 4C Offshore, CSO Shipbrokers


EURONAV
BOCIMAR

CMB.TECH fleet

Fleet of the CMB.TECH Group as of 31 December 2024

Euronav

Owned VLCCs and V-Plus

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Aegean	100 %	2016	299,999	21.62	Belgian	332.97	Hyundai H.I.
Alsace	100 %	2012	320,350	22.5	French	330	Samsung H.I.
Antigone	100 %	2015	299,421	21.6	Greek	333	Hyundai H.I.
Daishan	100 %	2007	306,005	22.49	Marshall Islands	332	Daewoo H.I.
Dalma	100 %	2007	306,543	22.49	Liberian	332	Daewoo H.I.
Dia	100 %	2015	299,999	21.52	French	336	Daewoo H.I.
Donoussa	100 %	2016	299,999	21.54	French	336	Daewoo H.I.
Hakata	100 %	2010	302,550	21.03	French	333	Universal
Hakone	100 %	2010	302,624	21.03	Greek	333	Universal
Hirado	100 %	2011	302,550	21.03	Greek	333	Universal
Hojo	100 %	2013	302,965	21.64	Belgian	330	Japan Marine United
Ilma	100 %	2012	314,000	22.37	Belgian	319.03	Hyundai H.I.
Ingrid	100 %	2012	314,000	22.38	Belgian	319.03	Hyundai H.I.
Iris	100 %	2012	314,000	22.37	Belgian	333.14	Hyundai H.I.

Newbuildings

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
TK300K-1	100 %	2026	319,000	22.5	Belgian	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.
TK300K-2	100 %	2026	319,000	22.5	Belgian	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.
TK300K-3	100 %	2026	319,000	22.5	Belgian	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.
TK300K-4	100 %	2027	319,000	22.5	Belgian	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.
TK300K-5	100 %	2027	319,000	22.5	Belgian	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.

Owned Suezmax vessels

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Brest	100 %	2023	156,851	17.65	Greek	270	Hyundai Samho Heavy Industries Co., Ltd.
Bristol	100 %	2024	156,851	17.65	Greek	270	Hyundai Samho Heavy Industries Co., Ltd.
Brugge	100 %	2023	156,851	17.65	Belgian	270	Hyundai Samho Heavy Industries Co., Ltd.
Cap Corpus Christi	100 %	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Lara	100 %	2007	158,826	17	Liberian	274	Samsung H.I.
Cap Pembroke	100 %	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Port Arthur	100 %	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Quebec	100 %	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Theodora	100 %	2008	158,819	17	Greek	274	Samsung H.I.
Capt. Michael	100 %	2012	157,648	17	Greek	274.82	Samsung H.I.
Cedar	100 %	2022	157,310	17.2	Greek	274	Daehan Shipbuilding Co. Ltd.
Cypres	100 %	2022	157,310	17.2	Greek	274	Daehan Shipbuilding Co. Ltd.
Fraternity	100 %	2009	157,714	17.02	Belgian	274.2	Samsung H.I.
Helios	100 %	2024	156,790	17.2	Belgian	274	DH Shipbuilding Co., Ltd.
Maria	100 %	2012	157,523	17	Greek	274.82	Samsung H.I.
Orion	100 %	2024	156,790	17.2	Belgian	274	DH Shipbuilding Co., Ltd.
Sienna	100 %	2007	150,205	16.02	Liberian	274.2	Universal
Sofia	100 %	2010	165,000	17.17	Greek	274.19	Hyundai H.I.
Stella	100 %	2011	165,000	17.17	Greek	274.19	Hyundai H.I.

Newbuildings

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
H5105	100 %	2026	156,000	17.2	Greek	274	DH Shipbuilding
H5106	100 %	2026	156,000	17.2	Greek	274	DH Shipbuilding

Owned FSOs (Floating, Storage and Offloading)

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
FSO Africa	100 %	2002	432,023	24.53	Marshall Islands	380	Daewoo H.I.
FSO Asia	100 %	2002	432,023	24.53	Marshall Islands	380	Daewoo H.I.

Bocimar

Owned Newcastlemaxes

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Mineral België	100 %	2023	210,204	18.522	Belgium	300	Qingdao Beihai
Mineral Deutschland	100 %	2024	210,204	18.522	Belgium	300	Qingdao Beihai
Mineral Eire	100 %	2024	210,204	18.522	Belgium	300	Qingdao Beihai
Mineral Espana	100 %	2024	210,204	18.522	Belgium	300	Qingdao Beihai
Mineral Danmark	100 %	2024	210,204	18.522	Belgium	300	Qingdao Beihai
Mineral France	100 %	2024	210,204	18.522	Belgium	300	Qingdao Beihai
Mineral Hellas	100 %	2024	210,204	18.522	Belgium	300	Qingdao Beihai
Mineral Italia	100 %	2024	210,204	18.522	Belgium	300	Qingdao Beihai
Mineral Luxembourg	100 %	2024	210,204	18.522	Belgium	300	Qingdao Beihai
Mineral Nederland	100 %	2023	210,204	18.522	Belgium	300	Qingdao Beihai

Newbuildings

Name	Owned	Built	Dwt	Draft	Length (m)	Shipyard
BC210K-43	100 %	2025	210,000	18.5	300	Qingdao Beihai
BC210K-44	100 %	2025	210,000	18.5	300	Qingdao Beihai
BC210K-45	100 %	2025	210,000	18.5	300	Qingdao Beihai
BC210K-46	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-47	100 %	2025	210,000	18.5	300	Qingdao Beihai
BC210K-48	100 %	2025	210,000	18.5	300	Qingdao Beihai
BC210K-49	100 %	2025	210,000	18.5	300	Qingdao Beihai
BC10K-50	100 %	2025	210,000	18.5	300	Qingdao Beihai
BC210K-51	100 %	2025	210,000	18.5	300	Qingdao Beihai
BC210K-52	100 %	2025	210,000	18.5	300	Qingdao Beihai
BC210K-53	100 %	2025	210,000	18.5	300	Qingdao Beihai
BC210K-54	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-55	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-56	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-63	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-64	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-79	100 %	2027	210,000	18.5	300	Qingdao Beihai
BC210K-80	100 %	2027	210,000	18.5	300	Qingdao Beihai

Owned Coasters

Newbuildings

Name	Owned	Built	Dwt	Shipyard
DQS-02	100 %	2025	5000	Damen Shipyards Hai Long Bay
DQS-04	100 %	2026	5000	Damen Shipyards Hai Long Bay

Delphis

Owned Post-panamaxes

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
CMA CGM Dolomites	100 %	2024	77,000	14	Belgium	240	Yangfan
CMA CGM Etosha	100 %	2024	77,000	14	Portugal	240	Yangfan
CMA CGM Masai Mara	100 %	2023	75,833	14	Belgium	240	Yangfan
CMA CGM Zingaro	100 %	2024	75,826	14	Portugal	240	Yangfan

Owned Feeders

Newbuildings

Name	Owned	Built	Dwt	Flag	Shipyard
1400 TEU #1	100 %	2026	1,400 TEU	TBD	Qingdao Yangfan Shipbuilding

Bochem

Owned Chemical carriers

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Bochem Brisbane	100 %	2024	25,000	10.24	Portugal	158.98	CMJL Dingheng
Bochem Casablanca	100 %	2024	25,000	10.24	Portugal	158.98	CMJL Dingheng
Bochem Houston	Bareboat charter	2023	25,000	10.24	Portugal	158.98	China Merchants Jinling
Bochem New Orleans	100 %	2024	25,000	10.24	Portugal	158.98	CMJL Dingheng
Bochem Rotterdam	Bareboat charter	2023	25,000	10.24	Portugal/Liberia	158.98	China Merchants Jinling
Bochem Shanghai	100 %	2024	25,000	10.24	Portugal	158.98	CMJL Dingheng

Newbuildings

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
CMYZ0121	100 %	2025	25000	10.238	TBD	158.98	CMJL Dingheng
CMYZ0122	100 %	2025	25000	10.238	TBD	158.98	CMJL Dingheng

Owned Product Tankers

Newbuildings

Name	Owned	Built	Dwt	Shipyard
Bitumen carrier CMJL #1	100 %	2026	17000	China Merchants Jinling Shipyard
Bitumen carrier CMJL #2	100 %	2026	17000	China Merchants Jinling Shipyard

Windcat

Owned Windcat vessels (CTV)

Name	Owned	Built	Flag	Length (m)	Shipyard
Windcat 1	100 %	2004	UK	16.50	AF Theriault
Windcat 2	100 %	2005	Ireland	15.00	AF Theriault
Windcat 3	100 %	2005	UK	14.90	AF Theriault
Windcat 4	100 %	2005	UK	14.90	AF Theriault
Windcat 6	100 %	2007	UK	15.87	AF Theriault
Windcat 7	100 %	2007	UK	15.86	Island Boats Inc
Windcat 10	100 %	2010	UK	20.30	AF Theriault
Windcat 11	100 %	2008	UK	20.30	AF Theriault
Windcat 14	100 %	2009	UK	17.25	Dok en Scheepsbouw Woudsend
Windcat 15	100 %	2009	UK	20.30	Dok en Scheepsbouw Woudsend
Windcat 16	100 %	2008	UK	17.45	AF Theriault
Windcat 17	100 %	2009	UK	20.30	AF Theriault
Windcat 18	100 %	2008	UK	22.00	AF Theriault
Windcat 19	100 %	2008	UK	20.30	AF Theriault
Windcat 20	100 %	2009	UK	17.25	Dok en Scheepsbouw Woudsend
Windcat 21	100 %	2010	UK	17.75	AF Theriault
Windcat 22	100 %	2010	UK	20.30	Dok en Scheepsbouw Woudsend
Windcat 23	100 %	2010	UK	17.75	AF Theriault
Windcat 24	100 %	2010	UK	20.30	Dok en Scheepsbouw Woudsend
Windcat 25	100 %	2010	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 26	100 %	2011	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 27	100 %	2011	UK	17.75	AF Theriault
Windcat 29	100 %	2011	UK	20.30	AF Theriault
Windcat 30	100 %	2012	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 31	100 %	2013	UK	17.40	Dok en Scheepsbouw Woudsend

Windcat 32	100 %	2013	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 33	100 %	2013	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 36	100 %	2014	UK	18.21	Dok en Scheepsbouw Woudsend
Windcat 37	100 %	2015	UK	21.05	Dok en Scheepsbouw Woudsend
Windcat 38	100 %	2015	UK	18.21	Dok en Scheepsbouw Woudsend
Windcat 39	100 %	2016	UK	18.21	Dok en Scheepsbouw Woudsend
Windcat 40	100 %	2017	UK	21.85	Dok en Scheepsbouw Woudsend
Windcat 41	100 %	2018	UK	21.92	Dok en Scheepsbouw Woudsend
Windcat 45	100 %	2019	UK	23.63	Dok en Scheepsbouw Woudsend
Windcat 46	100 %	2020	UK	23.63	Dok en Scheepsbouw Woudsend
Windcat 47	100 %	2020	UK	23.05	Dok en Scheepsbouw Woudsend
Hydrocat 48	100 %	2021	UK	24.57	Dok en Scheepsbouw Woudsend
Windcat 50	100 %	2022	UK	23.05	Dok en Scheepsbouw Woudsend
Windcat 51	100 %	2022	UK	23.05	Dok en Scheepsbouw Woudsend
Windcat 101	100 %	2011	UK	25.55	Bloemsma & van Bremen
Windcat Dorothea	100 %	2011	UK	17.50	South Boats Special Projects
FRS Windcat 28	50%***	2012	German	17.88	Dok en Scheepsbouw Woudsend
FRS Windcat 34	50%***	2013	German	21.68	Dok en Scheepsbouw Woudsend
FRS Windcat 35	50%***	2014	France	18.66	Dok en Scheepsbouw Woudsend
FRS Windcat 42	50%***	2018	German	23.81	Dok en Scheepsbouw Woudsend
FRS Windcat 43	50%***	2018	German	23.81	Dok en Scheepsbouw Woudsend
FRS Hydrocat 55	50%***	2023	German	23.81	Kuipers Wouds
TSM Windcat 44	50%***	2019	France	23.63	Dok en Scheepsbouw Woudsend
TSM Windcat 49	50%***	2021	France	23.94	Dok en Scheepsbouw Woudsend
TSM Windcat 52	50%***	2022	France	24.03	Neptune Shipyards
TSM Windcat 53	50%***	2022	France	25.60	Neptune Shipyards
TSM Windcat 54	50%***	2022	France	25.50	Neptune Shipyards
TSM Windcat 56	50%***	2024	France	27.00	Neptune Shipyards
Windcat 57	100 %	2024	UK	27.00	Dok en Scheepsbouw Woudsend

Newbuildings

Name	Owned	Built	Flag	Length (m)	Shipyard
Windcat 58	100 %	2025		27.00	Dok en Scheepsbouw Woudsend
TSM Windcat 59	50%***	2025	France	27.00	Neptune Shipyards
Hydrocat 60	100 %	2025		27.00	Dok en Scheepsbouw Woudsend
FRS Windcat 61	50%***	2025		27.00	Dok en Scheepsbouw Woudsend
FRS Windcat 62	50%***	2025		27.00	Neptune Shipyards
Windcat 63	100 %	2025		27.00	Neptune Shipyards
FRS Windcat 64	50%***	2025		27.00	Dok en Scheepsbouw Woudsend
FRS Windcat 65	50%***	2025		27.00	Neptune Shipyards

**** These vessels are 100% owned by FRS Windcat Offshore logistics Limited and TSM Windcat Offshore Logistics Limited or JPN H2DRO Co. Ltd, respectively, and as these entities are joint venture entities, CMB.TECH indirectly owns 50% of these vessels.*

Owned CSOVs

Newbuildings

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
552205	100 %	2025	2000	5.3	Belgium	89	Damen Shipyards Hai Long Bay
552206	100 %	2025	2000	5.3	Belgium	89	Damen Shipyards Hai Long Bay
552207	100 %	2025	2000	5.3	Belgium	89	Damen Shipyards Hai Long Bay
552208	100 %	2026	2000	5.3	Belgium	89	Damen Shipyards Hai Long Bay
552209	100 %	2026	2000	5.3	Belgium	89	Damen Shipyards Hai Long Bay
552210	100 %	2026	2000	5.3	Belgium	89	Damen Shipyards Hai Long Bay

Port vessels

Owned Hydro vessels

Name	Owned	Built	Pax/bp	Shipyard
Hydroville	100 %	2017	14 pax	N/A
HydroBingo	50%***	2020	60 pax	TFC
HydroTug	100 %	2023	60 bp	Armon Shipyard


EURONAV
FRATERNITY

Glossary

Glossary

Aframax - A medium-sized crude oil tanker of approximately 80,000 to 120,000 deadweight tons. Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil and are also used in lightering. A coated Aframax operating in the refined petroleum products trades may be referred to as an LR2.

AER - Abbreviation of 'Annual Efficiency Ratio'. This is the ratio of a ship's carbon emissions per actual capacity distance (e.g. dwt x nm sailed). The AER uses the parameters of fuel consumption, distance travelled, and design deadweight tonnage. It reflects an index based on the tonnage supply.

Ammonia (NH3) - Ammonia is a promising clean energy alternative for maritime transportation. It offers zero carbon emissions when produced using renewable sources, helping us align with sustainability goals and reduce environmental impact.

Backwardation - When the future or forward price of oil is lower than the current or 'spot' price.

Ballast - Seawater taken into a vessel's tanks to increase draft, to change trim or to improve stability. Ballast can be taken in segregated ballast tanks (SBT), located externally to the ship's cargo tanks (double hull arrangement), and in fore and aft peak tanks.

Bareboat Charter - A Charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. The customer pays all costs of operating the vessel, including voyage and vessel expenses. Bareboat charters are usually long-term.

Barrel - A volumetric unit of measurement equal to 42 U.S. gallons or 158.99 litre. There are 6.2898 barrels in one cubic metre. Note that while oil tankers do not carry oil in barrels (although vessels once did in the 19th century), the term is still used to define the volume.

BIMCO - Baltic and International Maritime Council Organisation for shipowners, charterers, ship brokers and agents. In total, around 60% of the world's merchant fleet is a BIMCO member, measured by tonnage (weight of the unloaded ships).

BITR - Baltic Index Tanker Routes. The Baltic Exchange is a source of independent, freight market data. Information collected from a number of major ship brokers around the world is collated and published daily. The Exchange publishes the following daily indices: the Baltic Panamax Index, the Baltic Capesize Index, the Baltic Handymax Index and the Baltic International Tanker Routes. The Exchange also publishes a daily fixture list.

BPD - Barrels Per Day. This is a measure of oil output, represented by the number of barrels of oil produced in a single day.

Bulk cargo - Bulk cargo is commodity cargo that is transported unpackaged in large quantities. The containment for this type of cargo is the tanks of the ship.

Bunkers – Bunkers includes all dutiable petroleum products loaded aboard a vessel for consumption by that vessel. International maritime bunkers describe the quantities of fuel oil delivered to ships of all flags that are engaged in international navigation. It is the fuel used to power these ships.

CBA - Collective Bargain Agreement is a written contract negotiated through collective bargaining for employees by one or more trade unions with the management of a company (or with an employers' association) that regulates the terms and conditions of employees at work. This includes regulating the wages, benefits, and duties of the employees and the duties and responsibilities of the employer or employers and often includes rules for a dispute resolution process.

Charter - Contract entered into with a customer for the use of the vessel for a specific voyage at a specific rate per unit of cargo (Voyage Charter), or for a specific period of time at a specific rate per unit (day or month) of time (Time Charter).

Charterer - The company or person to whom the use of the vessel is granted for the transportation of cargo or passengers for a specified time.

Chemical carrier - A chemical carrier is a type of cargo ship that is specifically constructed or adapted to carry liquid chemicals in bul. Chemical carriers are also known as chemical tankers. They are required to comply with the various safety aspects detailed in Part B of SOLAS Chapter VIII, but are additionally required to comply with the mandatory International Bulk Chemical Code (IBC Code) (source: lawinsider.com).

CII - The Carbon Intensity Indicator is a response to the company's need to move towards a business model compatible with the Paris Agreement, achieving net zero emissions by 2050. This indicator is used to monitor progress and apply the most suitable and timely efficient levers.

Coaster - Coaster vessels are cargo ships that are mainly used in coastal areas. They are designed to sail closer to the coast as opposed to across the ocean. Coaster vessels are capable of sailing both at sea and in inland waters. They are used for transporting cargo along a coastline. It is possible to transport general cargo and bulk goods but also containers (source: Martide)

Commercial Management or Commercially Managed - The management of the employment, or chartering, of a vessel and associated functions, including seeking and negotiating employment for vessels, billing and collecting revenues, issuing voyage instructions, purchasing fuel and appointing port agents.

Contango - A term used in the futures market to describe an upward sloping forward curve. Such a forward curve is said to be 'in contango'. Formally, it is the situation where and the amount by which the price of a commodity for future delivery is higher than the spot price, or a far future delivery price higher than a nearer future delivery. The opposite market condition to contango is known as backwardation.

COA - A Contract of Affreightment is an agreement providing for the transportation between specified points for a specific quantity of cargo over a specific time period but without designating specific vessels or voyage schedules. This allows flexibility in scheduling since no vessel designation is required. COAs can either have a fixed rate or a market-related rate.

Crude oil - Oil in its natural state that has not been refined or altered.

CSOV - A Commissioning Service and Operation Vessel is a vessel that stays in an offshore wind farm for an extended period of up to 30 days, providing maintenance materials and housing technicians in hotel-style accommodation. (source: Windcat).

CTV - A crew transfer vessel is a vessel to transfer offshore personnel between shore, offshore wind turbines, construction vessels and other offshore assets. The vessels offer passengers space and comfort during transit and a safe and stable platform for safe transfers giving high accessibility to offshore assets. (source: Windcat).

DTA - A deferred tax asset is an item on the balance sheet that results from overpayment or advance payment of taxes.

DTL - A deferred tax liability is a tax that is assessed or is due for the current period but has not yet been paid – meaning that it will eventually come due. The deferral comes from the difference in timing between when the tax is accrued and when the tax is paid.

dwt - Deadweight Tonnage is the lifting or carrying capacity of a ship when fully loaded. This measure is expressed in metric tons when the ship is in salt water and loaded to her marks. It includes cargo, bunkers, water, lubricants, stores, passengers and crew.

Demurrage - Additional revenue paid to the ship owner on its Voyage Charters for delays experienced in loading and/or unloading cargo that are not deemed to be the responsibility of the ship owner. The revenue is calculated in accordance with specific Charter terms.

Double hull - A design of tanker with double sides and a double bottom. The spaces created between the double sides and bottom are used for ballast and provide a protective distance between the cargo tanks and the outside world.

Draft - The vertical distance measured from the lowest point of a ship's hull to the water surface. Draft marks are welded onto the surface of a ship's plating. They are placed forward and aft on both sides of the hull, and also amidships. The Plimsoll lines which designate maximum drafts allowed for vessels under various conditions are also found amidships.

Dry dock - An out-of-service period during which planned repairs and maintenance are carried out, including all underwater maintenance such as external hull painting. During the dry-docking, certain mandatory Classification Society inspections are carried out and relevant certifications issued. Modern vessels are designed to operate for five years between dry-dockings. Normally, as the age of a vessel increases, the cost and frequency of dry docking increase. After the third Special Survey, dry-docks will be conducted every 2.5 years.

Dual fuel engine - These engines can operate on both traditional fossil fuels, such as diesel, and cleaner alternatives like hydrogen.

EBITDA - Stands for Earnings Before Interest, Taxes, Depreciation, and Amortisation and is a metric used to evaluate a company's operating performance. It can be seen as a proxy for cash flow. In finance, the term is used to describe the amount of cash (currency) that is generated or consumed in a given time period

EEDI - Energy Efficiency Design Index. The EEDI for new ships is the most important technical measure and aims at promoting the use of more energy efficient (less polluting) equipment and engines. The EEDI requires a minimum energy efficiency level per capacity mile (e.g. tonne mile) for different ship type and size segments. Since 1 January 2013 new ship design needs to meet the reference level for their ship type.

EEOI - The Energy Efficiency Operational Index is the amount of CO_2 emitted by the ship per ton-mile of work. It is the ratio of the CO_2 emitted to the ton-mile (amount of cargo x nm sailed). The total operational emissions to satisfy transport work demanded is usually quantified over a period of time which encompasses multiple voyages. It measures the ratio of a ship's carbon emissions per unit of transport work.

EEXI - Energy Efficiency Existing Ship Index describes, in principle, the CO_2 emissions per cargo ton and mile. It determines the standardised CO_2 emissions related to installed engine power, transport capacity and ship speed. The EEXI is a design index, not an operational index. The EEXI is applied to almost all ocean-going cargo and passenger vessels above 400 gross tonnage.

EIA - The US Energy Information Administration is the statistical agency of the Department of Energy. It

provides policy-independent data, forecasts, and analyses to promote sound policy making, efficient markets, and public understanding regarding energy, and its interaction with the economy and the environment.

FPSO - Stands for Floating Production, Storage and Offloading. FPSOs are designed to receive all of the hydrocarbon fluids pumped by nearby offshore platforms (oil and gas), to process it and to store it. FPSOs are typically moored offshore ship-shaped vessels, with processing equipment, or topsides, aboard the vessel's deck and hydrocarbon storage below, in the hull of the vessel.

FSO - A Floating Storage and Offloading vessel is commonly used in oil fields where it is not possible or efficient to lay a pipeline to the shore. The production platform will transfer the oil to the FSO where it will be stored until a tanker arrives and connects to the FSO to offload it.

GHG - Green House Gas. Greenhouse gases are compound gases that trap heat or longwave radiation in the atmosphere. Their presence in the atmosphere makes the Earth's surface warmer. The principal GHGs, also known as heat trapping gases, are carbon dioxide, methane, nitrous oxide, and the fluorinated gases.

GEI - The Bloomberg Gender-Equality Index tracks the performance of public companies committed to disclosing their efforts to support gender equality through policy development, representation and transparency.

Green Passport - The Green Passport contains details of all materials, especially which are harmful to human health, used in the construction of a vessel. The green passport will be delivered by the shipyard during the construction and it will be later updated with all the changes made to the ship during its lifetime.

H2 (Hydrogen) - Hydrogen is a clean energy source revolutionising maritime transport. It powers ships with zero greenhouse gas emissions, aligning with global decarbonisation goals and demonstrating our commitment to sustainability.

HydroBingo - This is the world's first hydrogen-powered ferry, operating in Japan. (source: CMB.TECH).

HydroTug - This is the first tugboat in the world to be powered by combustion engines that burn hydrogen in combination with diesel. (source: CMB.TECH).

Hydroville - This is the first certified passenger shuttle that uses hydrogen to power a diesel engine (Source: CMB.TECH).

Hull - The watertight body of a ship or boat. The hull may open at the top (such as a dinghy), or it may be fully or partially covered with a deck.

IFRS - IFRS standards are International Financial Reporting Standards that consist of a set of accounting rules that determine how transactions and other accounting events are required to be reported in financial statements.

IGO - An intergovernmental organisation or international organisation is an organisation composed primarily of sovereign states (referred to as member states), or of other intergovernmental organisations.

IHM - The Inventory of Hazardous Materials is a list that provides ship-specific information on the actual hazardous materials present on board, their location and approximate quantities.

IMO - The International Maritime Organization's main task is to develop and maintain a comprehensive regulatory framework for shipping including safety, environmental concerns, legal matters, technical co-operation, maritime security and the efficiency of shipping. It was established by means of a Convention adopted under the auspices of the United Nations in 1948. https://www.imo.org/en

IoT - The Internet of Things describes the network of physical objects—"things"—that are embedded with sensors, software, and other technologies for the purpose of connecting and exchanging data with other devices and systems over the internet. These devices range from ordinary household objects to sophisticated industrial tools.

Intertanko - The International Association of Independent Tanker Owners is a trade association. It has served as the voice for independent tanker owners since 1970 on regional, national, and international levels. The association actively works on a range of technical, legal, commercial, and operational issues that have an influence on tanker owners and operators around the world.

ISM Code - International Safety Management Code is a set of IMO regulations that ship operators and ships must comply with. The purpose of the ISM Code is to provide an international standard for the safe management and operation of ships and for pollution prevention.

ITF - The International Transport Workers' Federation is a democratic, affiliate-led federation recognised as the world's leading transport authority. The ITF has been helping seafarers since 1896 and today represents the interests of seafarers worldwide, of whom over 600,000 are members of ITF affiliated unions. The ITF is working to improve conditions for seafarers of all nationalities and to ensure adequate regulation of the shipping industry to protect the interests and rights of the workers. The ITF helps crews regardless of their nationality or the flag of their ship.

ITOPF - The International Tanker Owner Pollution Federation is a not-for-profit organisation established on behalf of the world's shipowners to promote an effective response to marine spills of oil, chemicals and other hazardous substances.

Knot - A unit of speed equal to one nautical mile (1.852 km) per hour, approximately 1.151 mph.

KPI - KA performance indicator or key performance indicator is a type of performance measurement. An organisation may use KPIs to evaluate its success, or to evaluate the success of a particular activity in which it is engaged.

LNG - Liquefied Natural Gas has been made over millions of years of transformation of organic materials, such as plankton and algae. Natural gas is 95% methane, which is actually the cleanest fossil fuel. The combustion of natural gas primarily emits water vapour and small amounts of carbon dioxide (CO_2). This property means that associated CO_2 emissions are 30 to 50% lower than those produced by other combustible fuels.

LR1/LR2 - Abbreviations for Long Range oil tankers. Tankers with approx. 50-80,000 dwt (LR1) and approx. 80-120,000 dwt. (LR2).

MACN - The Maritime Anti-Corruption Network is a global business network working towards its vision of a maritime industry free of corruption that enables fair trade to the benefit of society at large.

mbpd - Million Barrels Per Day

MLC - The Maritime Labour Convention, 2006 sets minimum requirements for nearly every aspect of working and living conditions for seafarers including recruitment and placement practices, conditions of employment, hours of work and rest, repatriation, annual leave, payment of wages, accommodation, recreational facilities, food and catering, health protection, occupational safety and health, medical care, onshore welfare services and social protection.

Mt - Metric Ton (or Tonne) of fuel – quantity in litres depends on fuel type.

MOPU - A Mobile Offshore Production Unit is any type of portable structure that can be reused when procuring oil and gas from the seabed. These are typically used when the depth of drilling is over 500m. If the water is any shallower, then fixed platforms are constructed.

NAMEPA - The North American Marine Environment Protection Association is a marine industry-led organisation of environmental stewards preserving the marine environment by promoting sustainable marine industry best practices and educating seafarers, students and the public about the need and strategies for protecting global ocean, lake and river resources.

Newcastlemax - The Newcastlemax bulk carrier is a large vessel used to transport bulk cargo such as coal, iron ore, and grain across the world's oceans.

NGO – a non-governmental organisation is a non-profit group that functions independently of any government. NGOs, sometimes called civil societies, are organised on community, national and international levels to serve a social or political goal such as humanitarian causes or the environment.

NOx - In atmospheric chemistry, NOx is a generic term for the nitrogen oxides that are most relevant for air pollution, namely nitric oxide (NO) and nitrogen dioxide (NO2). These gases contribute to the formation of smog and acid rain, as well as affecting tropospheric ozone.

OCIMF - The Oil Companies International Marine Forum is a voluntary association of oil companies with an interest in the shipment and terminalling of crude oil, oil products, petrochemicals and gas. OCIMF focuses exclusively on preventing harm to people and the environment by promoting best practice in the design, construction and operation of tankers, barges and offshore vessels and their interfaces with terminals.

OECD - The Organisation for Economic Co-operation and Development is an international organisation that works to build better policies for better lives. The goal is to shape policies that foster prosperity, equality, opportunity and well-being for all.

OPEC - The Organization of Petroleum Exporting Countries is an organisation of 13 oil-producing countries. The mission of the organisation is to "coordinate and unify the petroleum policies of its member countries and ensure the stabilisation of oil markets, in order to secure an efficient, economic and regular supply of petroleum to consumers, a steady income to producers, and a fair return on capital for those investing in the petroleum industry.

OPEC+ - The Organization of the Petroleum Exporting Countries Plus is a loosely affiliated entity consisting of the 13 OPEC members and 10 of the world's major non-OPEC oil-exporting nations.

P&I Insurance - Protection and indemnity insurance, commonly known as P&I insurance, is a form of marine insurance provided by a P&I club. A P&I club is a mutual (i.e. a co-operative) insurance association that provides cover for its members, who will typically be ship owners, ship operators or charterers.

Plimsoll line - A reference mark located on a ship's hull that indicates the maximum depth to which the vessel may be safely immersed when loaded with cargo. This depth varies with a ship's dimensions, type of cargo, time of year, and the water densities encountered in port and at sea.

Pool - A pool is a group of similar size and quality vessels with different ship owners that are placed under one administrator or manager. Pools allow for scheduling and other operating efficiencies such as multi-legged charters and Contracts of Affreightment.

Pool points - A system of pool points creates a model for a vessel with a performance equating to the average of those being pooled. This ship is awarded 100 pool points. All other ships in the pool are then given more or less pool points adjusted for the characteristics of each vessel. Pool points, by their nature, can only be used to address the differences between the vessels as described, and not the vessel as performed.

Product tanker - These tankers are designed for the carriage of liquified asphalt or bitumen at temperatures up to 250°-260°. This type of tanker is equipped with an independent tank and a powerful

cargo heating system to maintain the required temperature of the cargo during transport.

Profit share - A mechanism where, depending on the outcome of the negotiations and under certain Time Charter contracts it is being agreed that the owner of the vessel is entitled to an increase of the agreed base hire rate (minimum or floor) amounting to a certain percentage of the difference between that base rate and the average of rates applicable for a certain period on certain routes.

SBT - Segregated ballast tanks are dedicated tanks constructed for the sole purpose of carrying ballast water on oil tanker ships. They are completely separated from the cargo, and fuel tanks and only ballast pumps are used in the SBT.

Scrubbers - Shortened term for Exhaust Gas Cleaning Systems (EGCS), or SOx (sulphur dioxide) scrubbers. These are used to remove harmful elements (mainly sulphur oxides) from exhaust gases from vessels by using wash water from the sea to neutralise the exhaust product. There are two key categories - open loop scrubbers which discharge wash water used into the ocean and closed loop which retain the waste product until it can be delivered to an appropriate location.

SEEMP - The Ship Energy Efficiency Management Plan is an operational measure that establishes a mechanism to improve the energy efficiency of a ship in a cost-effective manner. The SEEMP also provides an approach for shipping companies to manage ship and fleet efficiency performance over time using, for example, the Energy Efficiency Operational Indicator (EEOI) as a monitoring tool.

Shale oil - Crude oil that is extracted from oil shale (fine grained sedimentary rock containing kerogen) by using techniques other than the conventional (oil well) method, for example heating and distillation.

SOx - The two main pollutants from the ship's emission are Nitrogen oxides (NOx) and Sulphur oxides (SOx). These gases have adverse effects on the ozone layer in the troposphere area of the earth's atmosphere which results in the greenhouse effect and global warming.

Spar - A Single Point Mooring and Reservoir is a type of floating oil platform typically used in very deep waters and is named for logs used as buoys in shipping that are moored in place vertically. Spar production platforms have been developed as an alternative to conventional platforms.

Special Survey - The survey required by the Classification Society that usually takes place every five years and usually in a dry-dock. During the Special Survey all vital pieces of equipment and compartments and steel structures are opened up and inspected by the classification surveyor.

Spill - Oil getting into the sea, in any amount, for any reason.

Spot (Voyage) Charter - A charter for a particular vessel to transport a single cargo between specified loading port(s) and discharge port(s) in the immediate future. The contract rate (spot rate) covers total operating expenses such as port charges, bunkering, crew expenses, insurance, repairs and canal tolls. The charterer will generally pay all cargo-related costs and is liable for Demurrage, if incurred. The rate is usually quoted in terms of Worldscale.

Spot Market - The market for the immediate charter of a vessel.

Spot Price - Current market price for an asset or commodity

Suezmax - The maximum size vessel that can sail loaded through the Suez Canal. This is generally considered to be between 120,000 and 199,999 dwt and mostly about 150,000 dwt, depending on a ship's dimensions and draft. These tankers can transport up to one million barrels of crude oil.

Sustainability-linked Loan - Sustainability-linked Loans or ESG Linked Loans are general corporate purpose loans used to incentivise borrowers' commitment to sustainability and to support environmentally and socially sustainable economic activity and growth. Under this lending model, borrowers pay higher interest rates when they fail to meet certain environmental, social and governance-linked goals. By the same token, they pay less when they exceed ESG targets.

SDG - The Sustainable Development Goals, also known as the Global Goals, were adopted by all United Nations Member States in 2015 as a universal call to action to end poverty, protect the planet and ensure that all people enjoy peace and prosperity by 2030.

T&Cs - Terms and Conditions

Technical Management - The management of the operation of a vessel, including physically maintaining and repairing the vessel, maintaining necessary certifications and supplying necessary stores, spares and lubricating oils. Responsibilities also generally include selecting, engaging and training crew and could also include arranging necessary insurance coverage.

TEU - Twenty-foot equivalent unit. A twenty-foot equivalent unit is a shipping container whose internal dimensions measure about 20 feet long, 8 feet wide, and 8 feet tall. It can hold between 9 and 11 pallets, depending on whether they are standard pallets or EUR-pallets. Two TEUs have the capacity of a single FEU.

Time Charter (T/C) - A charter for a fixed period of time, usually between one and ten years, under which the owner hires out the vessel to the charterer fully manned, provisioned and insured. The charterer is usually responsible for bunkers, port charges, canal tolls and any extra cost related to the cargo. The charter rate (hire) is quoted in terms of a total cost per day. Subject to any restrictions in the charter, the customer decides the type and quantity of cargo to be carried and the ports of loading and unloading.

TCE - Time Charter Equivalent rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

A standard method to compute TCE is to divide voyage revenues (net of expenses) by available days for the relevant time period. Expenses primarily consist of port, canal and fuel costs.

TLP - A tension-leg platform or extended tension leg platform (ETLP) is a vertically moored floating structure normally used for the offshore production of oil or gas and is particularly suited for water depths greater than 300 meters (about 1,000 ft.) and less than 1,500 meters (about 4,900 ft). Use of tension-leg platforms has also been proposed for wind turbines.

Tonnage Tax Regime - An alternative way of calculating taxable income of operating qualifying ships. Taxable profits are calculated by reference to the net tonnage of the qualifying vessels a company operates, independent of the actual earnings (profit or loss).

Ton-mile - A unit for freight transportation equivalent to a ton of freight moved one mile.

Ton-mile demand - A calculation that multiplies the average distance of each route a tanker travels by the volume of cargo moved. The greater the increase in long-haul movement compared with shorter haul movements, the higher the increase in ton-mile demand.

Tramp - As opposed to freight liners, tramp vessels trade on the spot market with no fixed schedule, itinerary or ports-of-call. Trampers go wherever the cargo is and carry it to wherever it wants to go, within reason, like taxi cabs.

Treasury shares - Treasury stock, also known as treasury shares or reacquired stock refers to previously outstanding stock that is bought back from stockholders by the issuing company.

ULCC - Ultra Large Crude Carriers are the largest shipping vessels in the world with a size ranging between 320,000 to 500,000 dwt. Due to their mammoth size, they need custom built terminals. As a result they serve a limited number of ports with adequate facilities to accommodate them. They are primarily used for very long distance crude oil transportation from the Persian Gulf to Europe, Asia and North America. ULCC are the largest shipping vessels being built in the world with standard dimensions of 415 meters length, 63 meters width and 35 meters draught.

Vessel Expenses - Includes crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs associated with the operation of vessels.

Vetting - Ship Vetting is a risk assessment process carried out by charterers and terminal operators in order to avoid making use of deficient ships or barges when goods are being transported by sea or by inland waterways.

VLCC - The abbreviation for Very Large Crude Carrier. Tankers with a capacity between 200,000 and 320,000 dwt. These tankers can transport up to two million barrels of crude oil.

VLCC Equivalent - The capacity of 1 VLCC or 2 Suezmax vessels.

Voyage Expenses - Includes fuel, port charges, canal tolls, cargo handling operations and brokerage commissions paid by the ship owner under Voyage Charters. These expenses are subtracted from shipping revenues to calculate Time Charter Equivalent revenues for Voyage Charters.

V-Plus - A crude oil tanker (ULCC or Ultra Large Crude Carrier) of more than 350,000 dwt which makes it one of the biggest oil tankers in the world. These tankers can transport up to three million barrels or more of crude oil and are mainly used on the same long-haul routes as VLCCs. To differentiate them from smaller ULCCs, these ships are sometimes given the V-Plus size designation.

Worldscale - The New Worldwide Tanker Nominal Freight Scale is a catalogue of theoretical freight rates expressed as USD per ton for most of the conceivable spot voyages in the tanker trade. The final rate agreed will be determined as a percentage of the 'Worldscale' rate, based upon a guaranteed minimum quantity of cargo. That allows for charter parties to cover a wide range of possible voyage options without the need to calculate and negotiate each one separately.

WTI oil price - (US Oil) West Texas Intermediate, one of three main benchmarks for oil pricing.


BOCIMAR
POWERED BY NH3
MINERAL EUROPE
ANTWERP


DELPHIS H2

GRI Content Index

Tabel 47: GRI index

	Indicators	SDGs	SASB	GRI	ESRS	GHG Protocol	Reference in AR2024
				Reference Standard			
TOTAL GHG EMISSIONS	Scope 1 GHG emissions	SDG 13	TR-MT-110a.1	GRI 305-1	E1-7	•	page 74
	Scope 2 GHG emissions	SDG 13	TR-MT-110a.1	GRI 305-2	E1-8	•	page 74
	GHG emission intensity	SDG 13	TR-MT-110a.1	GRI 305-4	E1-11	•	page 75
	GHG emission management and long-term strategy to manage emissions	SDG 13	TR-MT-110a.2	GRI-DMA 305-1, GRI 305-5	D Rq. E1-E4	•	page 75
	Scope 3 GHG emissions	SDG 13		GRI 305-3, GRI 308-2	E1-9	•	page 74
	Scope 3 - Category 1 - Purchased Goods and Services	SDG 13		GRI 305-3	E1-9 par 46	•	page 74
	Scope 3 - Category 1 - Capital Goods	SDG 13		GRI 305-3	E1-9 par 46	•	page 74
	Scope 3 - Category 3 - Fuel and Energy related activities	SDG 13		GRI 305-3	E1-9 par 46	•	page 74
	Scope 3 - Category 4 - Transportation and Distribution	SDG 13		GRI 305-3	E1-9 par 46	•	page 74
	Scope 3 - Category 6 - Business Travel	SDG 13		GRI 305-3	E1-9 par 46	•	page 74
	Scope 3 - Category 8 - Upstream Leased assets	SDG 13		GRI 305-3	E1-9 par 46	•	page 74
ENERGY USE	Energy Mix (1) Total energy consumed; (2) percentage heavy fuel oil; (3) percentage renewable	SDG 13	TR-MT-110a.3	GRI 302-1, 302-3	D Rq. E1-5	•	page 59
CARBON INTENSITY	Annual Efficiency Ratio (AER)	SDG 13	TR-MT-110a.2	GRI 305-1	Not Defined	•	page 75
AIR POLLUTANTS	Air emissions of the following pollutants: (1) NOx (excluding N2O), (2) Sox, (3) PMs	SDG 3	TR-MT-120a.1, MARPOL Annex VI Reg. 14	GRI 305-7	D Rq. E2-4	•	page 59
SHIP RECYCLING	Responsible ship recycling	SDG 8, 12, 14		GRI 102-12	D Rq. E5-5		pages 79

MARINE BIODIVERSITY & POLLUTION PREVENTION	Biodiversity	SDG 14, 17	TR-MT-160a.1	GRI 304-2	D Rq. E4-1...E4-6 Under Taxonomy Reg.	pages 79
	Percentage of fleet implementing ballast water (1) exchange and (2) treatment	SDG 14	TR-MT-160a.2	GRI 303-4	D Rq. E3-1... E3-7, OG 5-E3	page 79
	Number and aggregate volume of spills and releases to the environment	SDG 14	TR-MT-160a.3	GRI 306-3	D Rq. E3-1... E3-7	page 59
HEALTH	Health policies	SDG 3		GRI 403-2, 403-3, 403-6	D. Rq. S1-1	page 96
SAFETY	Safety performance indicators	SDG 8	TR-MT-320a.1	GRI 403-9	D Rq. S1-11	page 100
SECURITY	Security and Cybersecurity policy	SDG 9		GRI 418-1	D. Rq. S1-5, S1-26	page 101
COLLABORATIONS	Number and type of initiatives and collaborations - Society	SDG 17		GRI 102-12, 102-13	D. Rq. S3-2, S3-3, 2-GOV-1	page 93-94
	Number and type of initiatives and collaborations - Environment	SDG 17		GRI 102-12, 102-13, 413-1	D. Rq. S3-2, S3-3, 2-GOV-1	pages 80
TRANSPARENCY AND ETHICAL BEHAVIOR	Social policies	SDG 8		GRI: 103-1, 103-2, 103-3, 403-6, 412-2	D. Rq. S1-1	pages 84
HUMAN VALUE	Diversity of workforce	SDG 5, 10		GRI 405-1, 102-1, 102-2, 102-3, 102-8	D Rq. G1-1, G1-4, G1-9	page 89
	Gender equality	SDG 5		GRI 102-12	D. Rq. G1-4, G1-9	page 89
	Human rights	SDG 8			D. Rq. 2-GOV 5, S1-1	page 84
	Talent attraction	SDG 8		GRI 103-1, 103-2, 103-3	D. Rq. S1-7	pages 87
	Training hours	SDG 4		GRI 103-1, 103-2, 103-3, 404-1, 404-2, 404-3	D. Rq. S1-1	pages 88

GOVERNANCE	Code of Business Conduct and Ethics	SDG 8, (17)		GRI 102-12, 102-5, 102-16, 102-18, 405-1, 102-16, 205-1, 206-1, 406-1, 407-1, 408-1, 409-1, 412-1	D. Rq. 2-GOV-1, D. Rq. G2-1	page 103
CORRUPTION	Port state control Number of (1) deficiencies and (2) detentions received from regional port state control (PSC) organisations.	SDG 8, 14	TR-MT-540a.3			page 59
	Anti-corruption policy	SDG 16	TR-MT-510a.1	GRI 205-2	D.Rq. G2-2	page 103
	Corruption risk Number of calls at ports or net revenue in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	SDG 16	TR-MT-510a.1	GRI 205-2	D Rq. G2-2	page 59
	Fines	SDG 16	TR-MT-510a.2	GRI 419-1	D Rq. E2-6	page 84
	Internal control system				D. Rq. G1-7, G1-8	page 105
RISK MANAGEMENT	Risk factors and management				D. Rq. G1-7, G1-8	page 105-107
OPERATIONAL PERFORMANCE	Number of seafarers	SDG 8	TR-MT-000.A	GRI 102-8	D Rq. S1-7	page 59
	Total distance travelled by vessels	SDG 8	TR-MT-000.B			page 59
	Operating days	SDG 8	TR-MT-000.C			page 59
	Deadweight tonnage	SDG 8	TR-MT-000.D			page 59
	Number of vessels in total shipping fleet	SDG 8	TR-MT-000.E			page 59
	Number of vessel port calls	SDG 8	TR-MT-000.F			page 59
	GHG reduction strategies	SDG 13	TR-MT-110a.2	GRI 201-2	D Rq. E1-E4	page 59
	GHG emissions data for all years between the base year and the reporting year	SDG 13	TR-MT-110a.2	GRI 305-1		page 75

CMB .TECH

Registered office

De Gerlachekaai 20
B-2000 Antwerp - Belgium
Tel. +32 3 247 59 11
VAT BE 0860 402 767
Website https://cmb.tech/

Responsible editor

Ludovic Saverys
De Gerlachekaai 20,
B-2000 Antwerp - Belgium
Registered within the jurisdiction of the Commercial Court of Antwerp

Dit verslag is ook beschikbaar in het Nederlands

This report can be downloaded on our website: https://cmb.tech/